As filed with the Securities and Exchange Commission on August 22, 2007
Registration No. 333-144157

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Wachovia Corporation
(Exact name of registrant as specified in its charter)

North Carolina	6711	56-0898180
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Wachovia Center
Charlotte, North Carolina 28288-0013
(704) 374-6565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ross E. Jeffries, Jr., Esq.
Senior Vice President and
Deputy General Counsel
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0630
(704) 374-6611
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Lee A. Meyerson, Esq. Simpson, Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (704) 455-2000	Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Douglas L. Kelly Executive Vice President, Secretary, Chief Financial Officer and Treasurer A.G. Edwards, Inc. One North Jefferson Avenue St. Louis, Missouri 63103 (314) 955-3000	Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement-prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED AUGUST 22, 2007

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Our merger. Wachovia Corporation, which we refer to as Wachovia, and A.G. Edwards, Inc., which we refer to as A.G. Edwards, are proposing a merger of A.G. Edwards with and into a wholly-owned subsidiary of Wachovia. After the merger, we believe the combined company will be one of the nation’s leading financial services firms in securities brokerage and investment.

Facts for A.G. Edwards stockholders:
• In the merger, each of your shares of A.G. Edwards common stock will be converted into the right to receive 0.9844 Wachovia common shares plus $35.80 in cash.
• Your board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. A copy of the merger agreement is attached as Appendix A to this document.
•   Wachovia expects to continue its current dividend policy. Based on the current Wachovia quarterly dividend of $0.64 per Wachovia common share and the exchange ratio in the merger (i.e., 0.9844), this would equal a quarterly dividend of $0.63 per A.G. Edwards common share.

• Generally, the merger is intended to be tax-free to you, other than with respect to the cash you receive in the merger.
• A.G. Edwards needs your vote to complete the merger. A.G. Edwards plans to hold a special stockholders’ meeting to vote on the merger agreement and other matters on [ ● ], 2007.

Merger consideration. The number of shares of Wachovia common stock and cash that A.G. Edwards stockholders will receive in the merger is fixed. As shown by the below information, the dollar value of the stock consideration A.G. Edwards stockholders will receive in the merger will change depending on changes in the market price of Wachovia common stock and will not be known at the time you vote on the merger.

	Closing	Value per share of
	Wachovia	A.G. Edwards common stock
Date	Share Price	(including cash amount)

May 30, 2007 (the last trading day before we announced the execution of the merger agreement)	$54.55	$89.50
[ ● ], 2007	$ [ ● ]	$ [ ● ]

You should obtain current market quotations for both Wachovia and A.G. Edwards common shares. Wachovia and A.G. Edwards are both listed on the New York Stock Exchange, under the symbols “WB” and “AGE”, respectively.

Voting. Even if you plan to attend the special meeting, please vote as soon as possible by completing and submitting the enclosed proxy card.

This document and risks. Please read this document carefully because it contains important information about the merger. Read carefully the section entitled “Risk Factors” beginning on page [ ● ] for a discussion of the risks relating to the merger.

Thank you in advance for your cooperation and continued support.

Sincerely,

Robert L. Bagby
Chairman and Chief Executive Officer

None of the U.S. Securities and Exchange Commission, which we refer to as the SEC, any state securities commission or the North Carolina Commissioner of Insurance has approved or disapproved the securities to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy statement-prospectus dated [ ● ], 2007, and first mailed to stockholders on or about [ ● ], 2007.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Wachovia and A.G. Edwards from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Wachovia and A.G. Edwards that are incorporated by reference into this document through the SEC’s web site at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company:

For Wachovia:	For A.G. Edwards:

Wachovia Corporation Investor Relations 301 South College Street Charlotte, North Carolina 28288 Telephone: (704) 374-6782	A.G. Edwards, Inc. Investor Relations One North Jefferson Avenue St. Louis, Missouri 63103 Telephone: (314) 955-3782

If you would like to request documents, please do so by [ ● ], 2007 to receive them before the special meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For more information, see “Where You Can Find More Information” beginning on page [ ● ].

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [ ● ]. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to A.G. Edwards stockholders nor the issuance by Wachovia of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Wachovia has been provided by Wachovia and information contained in this document regarding A.G. Edwards has been provided by A.G. Edwards.

A.G. EDWARDS, INC.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [ ● ], 2007

To the Stockholders of A.G. Edwards, Inc.:

A special meeting of stockholders of A.G. Edwards, Inc., a Delaware corporation, is being held on [ ● ], 2007, at [ ● ]:00 a.m., local time, at A.G. Edwards’ home office, One North Jefferson Avenue, St. Louis, Missouri, for the following purposes:

•	To consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated May 30, 2007, by and among Wachovia Corporation, White Bird Holdings, Inc., a wholly-owned subsidiary of Wachovia, and A.G. Edwards, Inc., as more fully described in the attached proxy statement-prospectus.

•	To consider and vote upon a proposal to approve the adjournment of the special meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting for the foregoing proposal.

The close of business on August 13, 2007 has been fixed as the record date for determining those stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only A.G. Edwards stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. In order to adopt the merger agreement, the holders of a majority of the outstanding shares of A.G. Edwards common stock entitled to vote must vote in favor of the proposal. Abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

A.G. Edwards stockholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares, as determined by the Delaware Chancery Court, if the merger is completed, but only if they submit a written demand for appraisal to A.G. Edwards before the vote is taken on the merger agreement and comply with all applicable requirements of Delaware law. A summary of the applicable requirements of Delaware law is contained in the accompanying proxy statement-prospectus under the caption “Dissenters’ Appraisal Rights”. In addition, the text of the applicable provisions of Delaware law are attached to the proxy statement-prospectus as Appendix C.

By Order of the Board of Directors,

Douglas L. Kelly
Secretary

[ ● ], 2007

Whether or not you plan to attend the special meeting in person, please vote your proxy by telephone or through the Internet, as described on the enclosed proxy card, or complete, date, sign and return the enclosed proxy card in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card or voted by telephone or through the Internet.

The A.G. Edwards board of directors unanimously recommends that you vote “FOR” adoption of the merger agreement.

Page

SUMMARY	1
We Propose That Wachovia Acquire A.G. Edwards (Page ● )	1
A.G. Edwards Stockholders Will Receive in the Merger 0.9844 Shares of Wachovia Common Stock and $35.80 in Cash for Each Share of A.G. Edwards Common Stock (Page ● )	1
The Number of Wachovia Common Shares Issued in the Merger Is Fixed, and Therefore the Value of the Merger Consideration Will Fluctuate with Market Prices (Page ● )	1
Wachovia’s Common Stock Dividend Policy Will Continue After the Merger; Coordination of Dividends (Page ● )	2
The Merger Will Be Accounted for as a Purchase (Page ● )	2
The Merger Is Generally Intended to Be Tax-Free to Stockholders, Except with Respect to the Receipt of Cash (Page ● )	2
Goldman Sachs Provided an Opinion to the A.G. Edwards Board of Directors that the Stock Consideration and the Cash Consideration to be Received in the Merger, Taken in the Aggregate, Was Fair From a Financial Point of View to A.G. Edwards Stockholders (Page ● )	3
Interests of A.G. Edwards’ Directors and Executive Officers in the Merger (Page ● )	3
The A.G. Edwards Board of Directors Recommends That You Vote “FOR” Adopting the Merger Agreement (Pages ● and ● )	4
We Have Agreed When and How A.G. Edwards Can Consider Third-Party Acquisition Proposals (Page ● )	4
Merger Agreement Adoption Requires the Affirmative Vote of a Majority of Outstanding Shares by A.G. Edwards Stockholders (Page ● )	4
Treatment of A.G. Edwards Options (Page ● )	4
A.G. Edwards Stockholders Have Appraisal Rights (Page ● and Appendix C)	4
We Must Meet Several Conditions to Complete the Merger (Page ● )	5
We Must Obtain Regulatory Approvals to Complete the Merger (Page ● )	5
We May Terminate the Merger Agreement in Certain Circumstances (Page ● )	5
We May Amend or Waive Merger Agreement Provisions (Page ● )	6
The Rights of A.G. Edwards Stockholders Following the Merger Will Be Different (Page ● )	6
Information About the Companies (Page ● )	7
Special Meeting of A.G. Edwards (Page ● )	7
Unaudited Comparative Per Share Data	8
Unaudited Comparative Per Common Share Data of Wachovia and A.G. Edwards	9
Selected Financial Data	10
RISK FACTORS	14
FORWARD-LOOKING STATEMENTS	17
A.G. EDWARDS SPECIAL MEETING	19
Matters To Be Considered	19
Proxies	19
Solicitation of Proxies	20
Record Date and Voting Rights	20
Voting via Telephone, Internet or Mail	21
Delivery of Proxy Materials	21
Attending the Meeting	22
Proposal to Adopt the Agreement and Plan of Merger	22

i

ii

iii

SUMMARY

This brief summary highlights material information from this document. We urge you to read carefully the entire document and the other documents to which we refer you for a more complete understanding of the proposed merger between A.G. Edwards and a subsidiary of Wachovia. In addition, we incorporate by reference into this document important business and financial information about Wachovia and A.G. Edwards. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [ ● ]. Each item in this summary includes a page reference directing you to a more complete description of that item.

We Propose That Wachovia Acquire A.G. Edwards (Page  ● )

We propose that Wachovia acquire A.G. Edwards by merging A.G. Edwards with and into White Bird Holdings, Inc., a wholly-owned subsidiary of Wachovia, with White Bird Holdings, Inc. as the surviving corporation. Following the merger, White Bird Holdings, Inc., which we refer to as White Bird Holdings, will continue to be a subsidiary of Wachovia. Following the merger, Wachovia will combine the retail securities brokerage businesses of A.G. Edwards with Wachovia’s retail securities brokerage businesses under the name “Wachovia Securities”. Wachovia’s common stock will continue to trade on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “WB”. We expect to complete the merger in the fourth quarter of 2007.

A.G. Edwards Stockholders Will Receive in the Merger 0.9844 Shares of Wachovia Common Stock and $35.80 in Cash for Each Share of A.G. Edwards Common Stock (Page  ● )

Each of your shares of A.G. Edwards common stock will be converted in the merger into the right to receive 0.9844 Wachovia common shares and $35.80 in cash.

Wachovia will not issue fractional shares in the merger. Instead, it will pay cash for fractional common shares based on the average of the NYSE closing price per Wachovia share on the five trading days before the merger completion date.

For example, if you own 100 shares of A.G. Edwards common stock immediately prior to the merger, when the proposed merger is completed, you will receive:

•	98 Wachovia common shares;

•	$3,580.00 in cash; and

•	for the fractional Wachovia common share, cash equal to 0.44 (the remaining fractional interest in a Wachovia common share) multiplied by the average of the NYSE closing price per Wachovia share on the five trading days before the merger completion date.

You will need to surrender your A.G. Edwards common stock certificates to receive the merger consideration for those A.G. Edwards shares, and any dividends paid by Wachovia after merger completion. Please do not surrender your certificates until you receive written instructions from Wachovia after we have completed the merger.

The Number of Wachovia Common Shares Issued in the Merger Is Fixed, and Therefore the Value of the Merger Consideration Will Fluctuate with Market Prices (Page  ● )

The number of Wachovia common shares and cash to be issued in the merger for each A.G. Edwards common share are fixed at 0.9844 and $35.80, respectively, and will not be adjusted for changes in the market price of either Wachovia common stock or A.G. Edwards common stock. Accordingly, any change in the price of Wachovia common stock prior to the merger will affect the market value of the merger consideration that A.G. Edwards stockholders will receive as a result of the merger. Neither of us is permitted to terminate the merger agreement or resolicit the vote of A.G. Edwards stockholders solely because of changes in the market prices of our respective common stocks.

You should obtain current stock price quotations for Wachovia common stock and A.G. Edwards common stock. Wachovia common stock and A.G. Edwards common stock are listed on the NYSE under the symbols “WB” and “AGE”, respectively. The following table shows the closing prices for Wachovia common stock and A.G. Edwards common stock and the implied per share value in the merger to A.G. Edwards stockholders for the following dates and periods:

•	May 30, 2007, the last trading day before we announced the execution of the merger agreement;

•	May 31, 2007, the first trading day after we announced the execution of the merger agreement;

•	[ ● ], 2007, shortly before we mailed this document; and

•	the high, low and average closing values for the period from May 30, 2007 through [ ● ], 2007.

			Implied value per
		Closing	A.G. Edwards
	Closing	A.G.	share (including
	Wachovia	Edwards	the $35.80 cash
	share price	share price	portion)

May 30, 2007	$54.55	$77.15	$89.50
May 31, 2007	54.19	88.16	89.14
[ ● ], 2007
High (for period)
Low (for period)
Average (for period)

With respect to the portion of the merger consideration involving the issuance of Wachovia common stock, we agreed upon a fixed exchange ratio, and note the following:

•	a fixed exchange ratio is customary for mergers of this type in the financial services industry;

•	an exchange ratio that does not fluctuate with the price of our common stocks provides substantial certainty about the number of shares that will be issued in the merger; and

•	the nominal dollar value of the Wachovia shares to be received by A.G. Edwards stockholders in the merger will fluctuate with the market price of Wachovia common stock before the merger is completed and could be materially different from the market price prevailing when we signed the merger agreement.

Wachovia’s Common Stock Dividend Policy Will Continue After the Merger; Coordination of Dividends (Page  ● )

Wachovia expects to continue its common stock dividend policy after the merger, but this policy is subject to the determination of Wachovia’s board of directors and may change at any time. In the third quarter of 2007, Wachovia declared a dividend of $0.64 per share of Wachovia common stock and for the first quarter of 2008, A.G. Edwards paid a dividend of $0.20 per share of A.G. Edwards common stock. For comparison, based on the 0.9844 exchange ratio and Wachovia’s current quarterly dividend rate of $0.64 per share, following the merger, holders of A.G. Edwards common stock would receive a quarterly dividend equivalent to $0.63 per share of A.G. Edwards common stock (i.e., 0.9844 times $0.64).

The merger agreement permits A.G. Edwards to continue to pay regular quarterly cash dividends to A.G. Edwards stockholders consistent with past practice prior to merger completion. A.G. Edwards has agreed in the merger agreement to coordinate with Wachovia regarding dividend declarations and the related record dates and payment dates so that A.G. Edwards stockholders will not receive two dividends, or fail to receive one dividend, for any single quarter. Accordingly, prior to the merger, A.G. Edwards may coordinate and alter its dividend record dates in order to effect this policy.

The payment of dividends by Wachovia or A.G. Edwards on their common stock in the future, either before or after the merger is completed, is subject to the determination of their respective boards of directors and depends on cash requirements, their financial condition and earnings, legal and regulatory considerations and other factors.

The Merger Will Be Accounted for as a Purchase (Page  ● )

The merger will be treated as a purchase by Wachovia of A.G. Edwards in conformity with accounting principles generally accepted in the U.S., which we refer to as GAAP.

The Merger Is Generally Intended to Be Tax-Free to Stockholders, Except with Respect to the Receipt of Cash (Page  ● )

The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the

Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code. Therefore, for U.S. federal income tax purposes as a result of the merger, A.G. Edwards stockholders will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration, and will recognize gain or loss with respect to any cash received in lieu of fractional share interests. The merger is conditioned on the receipt of legal opinions of Simpson Thacher & Bartlett LLP, special counsel to Wachovia, and Wachtell, Lipton, Rosen & Katz, special counsel to A.G. Edwards, that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, in connection with the effectiveness of the registration statement of which this document is a part, Wachovia and A.G. Edwards have each received a legal opinion to the same effect.

See “The Merger Agreement—Material U.S. Federal Income Tax Consequences” for more information.

The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Goldman Sachs Provided an Opinion to the A.G. Edwards Board of Directors that the Stock Consideration and the Cash Consideration to be Received in the Merger, Taken in the Aggregate, Was Fair From a Financial Point of View to A.G. Edwards Stockholders (Page  ● )

On May 30, 2007, the date the A.G. Edwards board of directors approved the merger agreement, Goldman, Sachs & Co., which we refer to as Goldman Sachs, A.G. Edwards’ financial advisor, rendered an opinion to the A.G. Edwards board of directors that, as of that date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and cash consideration to be received in the merger by A.G. Edwards stockholders, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of Goldman Sachs’ written opinion is attached to this proxy statement-prospectus as Appendix B. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Goldman Sachs. Goldman Sachs’ opinion was provided for the information and assistance of the A.G. Edwards board of directors in connection with its consideration of the merger, does not in any manner address the decision of the A.G. Edwards board to proceed with or effect the merger and does not constitute a recommendation as to how any stockholder should vote with respect to the transaction or any other matter. The opinion of Goldman Sachs will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to merger completion. A.G. Edwards does not currently expect to request an updated opinion from Goldman Sachs. Pursuant to an engagement letter, dated May 30, 2007, between A.G. Edwards and Goldman Sachs, Goldman Sachs is entitled to receive a transaction fee of $20 million, all of which is contingent upon the outcome of the transaction.

Interests of A.G. Edwards’ Directors and Executive Officers in the Merger (Page  ● )

All A.G. Edwards directors and executive officers are stockholders of A.G. Edwards. Some of A.G. Edwards’ directors and executive officers have interests in the merger other than their interests as stockholders. The A.G. Edwards board of directors knew about these additional interests and considered them when it adopted the merger agreement.

Directors of A.G. Edwards.  Wachovia has agreed in the merger agreement to indemnify all present and former directors, officers and employees of A.G. Edwards and its subsidiaries against costs and expenses in connection with claims arising from matters existing or occurring prior to merger completion. In addition, Wachovia has agreed to obtain directors’ and officers’ liability insurance for present and former officers and directors of A.G. Edwards and its subsidiaries with respect to facts or events occurring prior to merger completion.

Executive Officers of A.G. Edwards.  A.G. Edwards has not maintained any employment agreements with its executive officers. In connection with entering into the merger agreement Wachovia entered into an employment arrangement with each of Robert L. Bagby, Chairman and Chief Executive Officer of A.G. Edwards, Douglas L. Kelly, CFO, Executive Vice President, Director of Law and Compliance, Director of Administration and Corporate Secretary, Paul F. Pautler, Executive Vice

President and Director of Capital Markets, Peter M. Miller, Executive Vice President and Director of Sales and Marketing and Gene M. Diederich, Executive Vice President and Director of Branches.

The A.G. Edwards Board of Directors Recommends That You Vote “FOR” Adopting the Merger Agreement (Pages  ●  and  ● )

The A.G. Edwards board of directors believes that the merger and the other transactions contemplated by the merger agreement are in the best interests of A.G. Edwards stockholders and that the merger consideration is fair to A.G. Edwards stockholders, and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. For the factors considered by the A.G. Edwards board of directors in reaching its decision to adopt the merger agreement and recommend adoption of the merger agreement to the A.G. Edwards stockholders, see “The Merger — A.G. Edwards’ Reasons for the Merger; Recommendation of the A.G. Edwards Board of Directors”.

We Have Agreed When and How A.G. Edwards Can Consider Third-Party Acquisition Proposals (Page  ● )

In the merger agreement, A.G. Edwards agreed not to initiate, solicit or encourage proposals from third parties regarding acquiring A.G. Edwards or its businesses. In addition, A.G. Edwards agreed not to engage in negotiations with or provide confidential information to a third party regarding acquiring A.G. Edwards or its businesses. However, if A.G. Edwards receives an unsolicited acquisition proposal from a third party, A.G. Edwards can participate in negotiations with and provide confidential information to the third party if, among other steps, the A.G. Edwards board of directors concludes in good faith that the proposal is, or would reasonably be likely to result in, a superior proposal to our merger. A.G. Edwards’ receipt of a superior proposal or participation in such negotiations does not give A.G. Edwards the right to terminate the merger agreement.

Merger Agreement Adoption Requires the Affirmative Vote of a Majority of Outstanding Shares by A.G. Edwards Stockholders (Pages  ●  And  ● )

In order to adopt the merger agreement, the holders of a majority of A.G. Edwards common shares outstanding as of August 13, 2007, the record date for the A.G. Edwards special meeting, must vote in favor of the merger agreement. As of that date, A.G. Edwards’ directors and executive officers beneficially owned about 1,205,392, or approximately 1.59%, of the shares entitled to vote at the A.G. Edwards special meeting. Wachovia and its directors and executive officers beneficially owned less than 1% of the shares entitled to vote at the A.G. Edwards special meeting (other than shares held by Wachovia in a fiduciary, custodial or agency capacity). We expect our respective directors and executive officers will vote to adopt the merger agreement although there is no requirement for them to do so.

Treatment of A.G. Edwards Options (Page  ● )

In the merger, Wachovia will assume all A.G. Edwards employee stock options and shares of restricted stock (including phantom restricted units) and those options will become options to purchase Wachovia common stock. The number of Wachovia shares issuable under those restricted stock awards and options and the exercise prices will be adjusted to take into account the 1.6407 option exchange ratio for A.G. Edwards shares converted into Wachovia shares in the merger. This 1.6407 option exchange ratio was derived by including the cash portion of the merger consideration as if the merger consideration were all shares of Wachovia common stock rather than only 60% of the merger consideration.

A.G. Edwards Stockholders Have Appraisal Rights (Page  ●  and Appendix C)

Under Section 262 of the Delaware General Corporation Law, holders of A.G. Edwards common stock may have the right to obtain an appraisal of the value of their shares of A.G. Edwards common stock in connection with the merger. To perfect appraisal rights, an A. G. Edwards stockholder must not vote for the adoption of the merger agreement and must strictly comply with all of the procedures required under Delaware law. Failure to strictly comply with Section 262 of the Delaware General Corporation Law by an A.G. Edwards stockholder may result in termination or waiver of that stockholder’s appraisal rights.

We have included a copy of Section 262 of the Delaware General Corporation Law as Appendix C to this proxy statement-prospectus.

We Must Meet Several Conditions to Complete the Merger (Page  ● )

Our obligations to complete the merger depend on a number of conditions being met. These include:

•	adoption of the merger agreement by A.G. Edwards stockholders;

•	listing the shares of Wachovia common stock to be issued in the merger on the NYSE (including shares to be issued following exercise of the A.G. Edwards employee stock options assumed by Wachovia);

•	receiving the required approvals of applicable federal, state and foreign regulatory authorities;

•	the absence of any government action or other legal restraint or prohibition that would prohibit the merger or make it illegal;

•	receiving legal opinions that, for United States federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on customary assumptions and on factual representations made by Wachovia, White Bird Holdings and A.G. Edwards and will be subject to various limitations; and

•	the representations and warranties of the other party to the merger agreement being true and correct, except as would not have or would not reasonably be expected to have a material adverse effect, and the other party to the merger agreement must have performed in all material respects all of its obligations under the merger agreement.

Where the law permits, either of us could choose to waive a condition to our obligation to complete the merger even when that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. Although the merger agreement allows us to waive the tax opinion condition, we do not currently anticipate doing so. If either of us does waive the tax opinion condition, we will inform you of this fact and ask you to vote on the merger taking this into consideration.

We Must Obtain Regulatory Approvals to Complete the Merger (Page  ● )

We cannot complete the merger unless we receive approvals or waivers of approval from applicable regulatory authorities. These include approvals, notices or waivers thereof by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, the National Association of Securities Dealers, Inc., which we refer to as the NASD, the NYSE, and various state and foreign securities regulators. We have filed the appropriate applications with these regulatory authorities. On August 14, 2007, the Federal Reserve Board notified Wachovia that it has approved the merger.

In addition, the merger is subject to review by antitrust authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act. On June 15, 2007, Wachovia and A.G. Edwards filed the requisite notices under the HSR Act with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the Department of Justice, which we refer to as the DOJ. The merger received early termination of the HSR Act initial waiting period on June 22, 2007.

It is possible that one or more required regulatory approvals may not be received, may be received later than expected or may contain conditions that adversely affect our ability to obtain the anticipated benefits of the merger.

We May Terminate the Merger Agreement in Certain Circumstances (Page  ● )

We can mutually agree at any time to terminate the merger agreement without completing the merger, even if the A.G. Edwards stockholders have adopted the merger agreement. Also, either of us can decide, without the consent of the other, to terminate the merger agreement:

•	if there is a final denial of a required regulatory approval;

•	if the merger is not completed on or before February 29, 2008, unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform its obligations under the merger agreement; or

•	if there is a continuing breach of the merger agreement by the other party, after 60 days’ written notice to the breaching party, as long as that breach would allow the non-breaching party not to complete the merger.

Also, Wachovia may terminate the merger agreement if:

•	the A.G. Edwards board of directors fails to recommend adoption of the merger agreement to its stockholders, or withdraws or materially and adversely modifies its recommendation;

•	A.G. Edwards materially breaches its obligations by failing to take all action necessary to convene and hold the special meeting in accordance with the merger agreement or materially breaches its obligations by failing to prepare and mail to its stockholders the proxy statement-prospectus in accordance with the merger agreement;

•	A.G. Edwards materially breaches the terms of the merger agreement relating to non-solicitation of third-party acquisition proposals in any respect adverse to Wachovia;

•	the A.G. Edwards board of directors negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger and those negotiations continue for at least 20 business days; or

•	A.G. Edwards is the subject of a tender or exchange offer by a third party and the A.G. Edwards board of directors recommends that A.G. Edwards stockholders tender their shares in the tender or exchange offer or fails to recommend that stockholders reject the tender or exchange offer.

The failure of A.G. Edwards to obtain the stockholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies would remain obligated to continue to use their reasonable best efforts to complete the merger until February 29, 2008, which, depending on timing, could include calling additional stockholder meetings or using their reasonable best efforts to restructure the merger.

Whether or not the merger is completed, we will each pay our own fees and expenses, except that we will evenly divide the costs and expenses that we incur in preparing, printing and mailing this proxy statement-prospectus and filing fees paid in connection with the registration statement and all applications for government approvals, except fees paid to counsel, financial advisors and accountants.

In certain circumstances involving a competing acquisition bid for A.G. Edwards, A.G. Edwards has agreed to pay Wachovia a termination fee of up to $270 million, upon termination of the merger agreement or, in some cases, within a specified period of time after termination. See “The Merger Agreement — Termination Fee” for a discussion of the circumstances under which a termination fee will be required to be paid.

We May Amend or Waive Merger Agreement Provisions (Page  ● )

We may jointly amend the merger agreement, and each of us may waive our right to require the other party to follow particular provisions of the merger agreement. However, we may not amend the merger agreement after A.G. Edwards stockholders adopt the merger agreement if the amendment would legally require merger proposals to be resubmitted to A.G. Edwards stockholders or would violate Delaware law.

Wachovia may also change the structure of the merger, as long as any such change does not change the amount or type of stock or other payment to be received by A.G. Edwards stockholders and the holders of options to purchase A.G. Edwards common stock, does not materially delay the timing of merger completion, does not adversely affect the tax consequences of the merger to A.G. Edwards stockholders and does not cause any of the conditions to complete the merger to be incapable of being satisfied.

The Rights of A.G. Edwards Stockholders Following the Merger Will Be Different (Page  ● )

The rights of Wachovia stockholders are governed by North Carolina law and by Wachovia’s articles of incorporation and by-laws. The rights of A.G. Edwards stockholders are governed by Delaware law and by A.G. Edwards’ certificate of incorporation and by-laws. A.G. Edwards stockholders should be aware of these differences when they vote at the special meeting because, upon merger completion, they will own shares of Wachovia common stock and therefore their rights will be governed by North Carolina law and Wachovia’s articles of incorporation and by-laws.

Information About the Companies (Page  ● )

Wachovia Corporation
301 South College Street
Charlotte, North Carolina 28288
(704) 374-6565

Wachovia is a financial holding company organized under the laws of North Carolina and registered under the federal Bank Holding Company Act. Wachovia has approximately 3,400 full-service financial centers and more than 760 retail brokerage offices. Wachovia offers a comprehensive line of consumer and commercial banking products and services, personal trust, investment advisory, insurance, securities brokerage, investment banking, mortgage, credit card, cash management, international banking and other financial services.

At June 30, 2007, Wachovia had consolidated total assets of approximately $719.9 billion, consolidated total deposits of approximately $413.7 billion and consolidated stockholders’ equity of approximately $69.3 billion. Based on total assets at June 30, 2007, Wachovia was the 4th largest bank holding company in the United States.

A.G. Edwards, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103
(314) 955-3000

A.G. Edwards is a Delaware corporation and is a financial services holding company incorporated in 1983 whose principal subsidiary, A.G. Edwards & Sons, Inc., is the successor to a partnership founded in 1887. A.G. Edwards and its subsidiaries provide securities and commodities brokerage, investment banking, trust services, asset management, financial and retirement planning, insurance products, and other related financial services to individual, corporate, governmental, municipal and institutional clients through one of the industry’s largest retail branch distribution systems. At May 31, 2007, A.G. Edwards had 743 locations in 50 states, the District of Columbia, London, England and Geneva, Switzerland and 15,368 full-time employees, including 6,623 financial consultants providing services for approximately 3.2 million active client accounts. At May 31, 2007, A.G. Edwards had consolidated total assets of approximately $5.1 billion and consolidated stockholders’ equity of approximately $2.2 billion.

White Bird Holdings, Inc.
301 South College Street
Charlotte, North Carolina 28288
(704) 374-6565

White Bird Holdings is a newly formed Delaware corporation and a wholly-owned subsidiary of Wachovia. White Bird Holdings was formed solely for the purpose of effecting the proposed merger with A.G. Edwards and has not carried on any activities other than in connection with the proposed merger.

Special Meeting of A.G. Edwards (Page  ● )

A.G. Edwards plans to hold its special meeting of stockholders on [ ● ], 2007, at [ ● ]:00 a.m., local time, at A.G. Edwards’ home office, One North Jefferson Avenue, St. Louis, Missouri. At the special meeting, A.G. Edwards stockholders will be asked to adopt the merger agreement providing for the merger of A.G. Edwards with and into White Bird Holdings, a wholly-owned subsidiary of Wachovia. In addition, A.G. Edwards stockholders will be asked to vote upon a proposal to approve adjournment of the special meeting, if necessary.

A.G. Edwards stockholders can vote at the A.G. Edwards special meeting of stockholders if they owned A.G. Edwards common stock at the close of business on August 13, 2007. As of that date, there were 75,792,790 shares of A.G. Edwards common stock outstanding and entitled to vote. A.G. Edwards stockholders can cast one vote for each share of A.G. Edwards common stock that they owned on that date.

Unaudited Comparative Per Share Data

The table on the following page shows historical information about our companies’ respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information, at or for the three months ended March 31, 2007, and at or for the year ended December 31, 2006. In presenting the comparative pro forma information for the period shown, it is assumed that Wachovia and A.G. Edwards had been combined throughout the period.

It has been assumed that the merger will be accounted for under an accounting method known as “purchase accounting”. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are recorded, as of the completion date of the merger, at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after merger completion reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

The information listed as “equivalent pro forma” for A.G. Edwards was obtained by multiplying the pro forma amounts listed by Wachovia by the 0.9844 exchange ratio.

The pro forma financial information includes customer relationship intangible, debt to fund the cash portion of the merger consideration, and estimated adjustments to record certain exit costs related to A.G. Edwards. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain assets and liabilities of A.G. Edwards may be subject to adjustment to their respective fair values, including additional intangible assets which may be identified. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities. Any change in the fair value of the net assets of A.G. Edwards will change the amount of the purchase price allocable to goodwill. Additionally, changes to A.G. Edwards’ stockholders’ equity, including dividends and net income from June 1, 2007, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Wachovia also anticipates that the merger will provide Wachovia with financial benefits that include increased revenue opportunities and reduced operating expenses, but these financial benefits are not reflected in the pro forma information. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented.

The information in the following tables is based on historical financial information and related notes that we have presented in our prior filings with the SEC. You should read all of the summary financial information provided in the following tables together with this historical financial information and related notes. The historical financial information is also incorporated into this document by reference. See “Where You Can Find More Information” for a description of where you can find this historical information.

Unaudited Comparative Per Common Share Data of Wachovia and A.G. Edwards

	Three Months
	Ended	Year Ended
	March 31,	December 31,
	2007	2006

WACHOVIA
Basic earnings per common share Income from continuing operations
Historical	$1.22	4.70
Pro forma	1.20	4.60
Diluted earnings per common share Income from continuing operations
Historical	1.20	4.61
Pro forma	1.18	4.52
Dividends declared on common stock
Historical	0.56	2.14
Pro forma	0.56	2.14
Book value per common share
Historical	36.47	36.61
Pro forma	$37.20	37.32

	Three Months
	Ended	Year Ended
	May 31,	February 28,
	2007	2007

A.G. EDWARDS
Basic earnings per common share
Historical	$1.12	4.44
Equivalent pro forma	1.18	4.53
Diluted earnings per common share
Historical	1.10	4.34
Equivalent pro forma	1.16	4.45
Dividends declared on common stock
Historical	0.20	0.80
Equivalent pro forma	0.55	2.11
Book value per common share
Historical	28.69	27.91
Equivalent pro forma	$36.62	36.74

Selected Financial Data

The following tables show summarized historical financial data for each of Wachovia and A.G. Edwards and also show similar pro forma information reflecting the merger. The historical financial data show the financial results actually achieved by Wachovia and A.G. Edwards for the periods indicated. The pro forma information reflects the pro forma effect of accounting for the merger under the purchase method of accounting. The pro forma income statement for the three months ended March 31, 2007, assumes a completion date of January 1, 2007. The pro forma income statement data for the year ended December 31, 2006, assumes a merger completion date of January 1, 2006. The pro forma balance sheet data assumes a merger completion date of March 31, 2007.

The pro forma financial information includes customer relationship intangible, debt to fund the cash portion of the merger consideration, and estimated adjustments to record certain exit costs related to A.G. Edwards. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain assets and liabilities of A.G. Edwards may be subject to adjustment to their respective fair values, including additional intangible assets which may be identified. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities. Any change in the fair value of the net assets of A.G. Edwards will change the amount of the purchase price allocable to goodwill. Additionally, changes to A.G. Edwards’ stockholders’ equity, including net income from June 1, 2007, through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Wachovia’s fiscal year runs from January 1 to December 31 and A.G. Edwards’ fiscal year runs from March 1 to February 28. The pro forma financial information presented herein combines A.G. Edwards’ May 31 three months ended with the immediately preceding Wachovia March 31 three months ended and A.G. Edwards’ February 28 fiscal year-end with the immediately preceding Wachovia December 31 fiscal year-end.

The information in the tables on the following pages is based on historical financial information and related notes that we have presented in our prior filings with the SEC. You should read all of the summary financial information provided in the following tables together with this historical financial information and related notes. The historical financial information is also incorporated into this document by reference. See “Where You Can Find More Information” for a description of where you can find this historical information.

Wachovia also anticipates that the merger will provide Wachovia with financial benefits that include increased revenue opportunities and reduced operating expenses, but these financial benefits are not reflected in the pro forma information. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented.

Since announcement of the merger, our merger integration teams have been developing plans to integrate the operations of A.G. Edwards into Wachovia so that we will continue to provide premier service to our customers while at the same time planning for how we will begin to realize merger efficiencies. These plans will continue to be refined over the next several months and will address systems, facilities and equipment, personnel, contractual arrangements and other integration activities for both A.G. Edwards and Wachovia.

The costs associated with merger integration activities that impact certain A.G. Edwards systems, facilities and equipment, personnel and contractual arrangements will be recorded as purchase accounting adjustments as described above when the appropriate plans are in place with potential refinements up to one year after merger completion as additional information becomes available. Wachovia currently estimates that exit cost purchase accounting adjustments will amount to $120 million after-tax. The costs associated with integrating systems and operations will be recorded as merger-related expenses based on the nature and timing of the related expenses, but generally will be recorded as the expenses are incurred. Restructuring charges will be recorded based on the nature and timing of the expenses and generally will include merger integration activities that impact Wachovia systems, facilities and equipment, personnel and contractual arrangements. Wachovia expects merger-related and restructuring expenses will amount to $740 million after-tax and will be incurred and reported through 2009.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WACHOVIA

	Six Months Ended June 30,				Years Ended December 31,
(In millions, except per share data)	2007		2006		2006	2005	2004	2003	2002

CONSOLIDATED SUMMARIES OF INCOME
Interest income	$20,509		14,111		32,265	23,689	17,288	15,080	15,632
Interest expense	11,628		6,980		17,016	10,008	5,327	4,473	5,677

Net interest income	8,881		7,131		15,249	13,681	11,961	10,607	9,955
Provision for credit losses	356		120		434	249	257	586	1,479

Net interest income after provision for credit losses	8,525		7,011		14,815	13,432	11,704	10,021	8,476
Securities gains (losses)	76		(23)		118	89	(10)	45	169
Fee and other income	7,899		7,123		14,427	12,130	10,789	9,437	7,721
Merger-related and restructuring expenses	42		92		179	292	444	443	387
Other noninterest expense	9,402		8,408		17,297	15,555	14,222	12,837	11,306
Minority interest in income of consolidated subsidiaries	275		185		414	342	184	143	6

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	6,781		5,426		11,470	9,462	7,633	6,080	4,667
Income taxes	2,138		1,813		3,725	3,033	2,419	1,833	1,088

Income from continuing operations before cumulative effect of a change in accounting principle	4,643		3,613		7,745	6,429	5,214	4,247	3,579
Discontinued operations, net of income taxes	—		—		46	214	—	—	—

Income before cumulative effect of a change in accounting principle	4,643		3,613		7,791	6,643	5,214	4,247	3,579
Cumulative effect of a change in accounting principle, net of income taxes	—		—		—	—	—	17	—

Net income	4,643		3,613		7,791	6,643	5,214	4,264	3,579
Dividends on preferred stock	—		—		—	—	—	5	19

Net income available to common stockholders	$4,643		3,613		7,791	6,643	5,214	4,259	3,560

PER COMMON SHARE DATA
Basic
Income from continuing operations before change in accounting principle	$2.45		2.30		4.70	4.13	3.87	3.20	2.62
Net income	2.45		2.30		4.72	4.27	3.87	3.21	2.62
Diluted
Income from continuing operations before change in accounting principle	2.42		2.26		4.61	4.05	3.81	3.17	2.60
Net income	2.42		2.26		4.63	4.19	3.81	3.18	2.60
Cash dividends	1.12		1.02		2.14	1.94	1.66	1.25	1.00
Book value	36.40		30.75		36.61	30.55	29.79	24.71	23.63
CASH DIVIDENDS PAID ON COMMON STOCK	2,137		1,637		3,589	3,039	2,306	1,665	1,366
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
Assets	719,922		553,614		707,121	520,755	493,324	401,188	342,033
Loans, net of unearned income	429,120		282,916		420,158	259,015	223,840	165,571	163,097
Deposits	413,665		327,614		407,458	324,894	295,053	221,225	191,518
Long-term debt	142,047		74,627		138,594	48,971	46,759	36,730	39,662
Stockholders’ equity	$69,266		48,872		69,716	47,561	47,317	32,428	32,078
Common shares outstanding	1,903		1,589		1,904	1,557	1,588	1,312	1,357
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
Assets	$702,062		532,970		580,334	509,010	426,767	361,501	320,603
Loans, net of unearned income	418,275		267,960		307,722	227,922	172,033	158,327	154,452
Deposits	407,172		325,398		343,280	304,590	247,842	198,923	180,874
Long-term debt	142,746		63,932		87,178	47,774	39,780	36,676	38,902
Stockholders’ equity	$69,318		48,498		54,263	47,019	35,295	32,135	30,392
Common shares outstanding
Basic	1,892		1,570		1,651	1,556	1,346	1,325	1,356
Diluted	1,922		1,599		1,681	1,585	1,370	1,340	1,369
ASSET QUALITY
Allowance for loan losses	$3,390		3,021		3,360	2,724	2,757	2,348	2,604
Nonperforming assets	2,106		741		1,382	752	1,257	1,228	1,873
Net charge-offs	$305		110		366	207	300	652	1,122
CONSOLIDATED PERCENTAGES
Average assets to average stockholders’ equity	10.13	X	10.99		10.69	10.83	12.09	11.25	10.55
Return on average assets	1.33	%(a)	1.37	(a)	1.34	1.31	1.22	1.18	1.12
Return on average stockholders’ equity	13.51	(a)	15.02	(a)	14.36	14.13	14.77	13.27	11.78
Average stockholders’ equity to average assets	9.87		9.10		9.35	9.24	8.27	8.89	9.49
Stockholders’ equity to assets	9.62		8.83		9.86	9.13	9.59	8.09	9.38
Allowance for loan losses to
Loans, net	0.79		1.07		0.80	1.05	1.23	1.42	1.60
Nonperforming assets	161		408		243	362	219	191	139
Net charge-offs to average loans, net	0.15	(a)	0.08	(a)	0.12	0.09	0.17	0.41	0.73
Nonperforming assets to loans, net, foreclosed properties and loans held for sale	0.47		0.25		0.32	0.28	0.53	0.69	1.11
Capital ratios
Tier I capital	7.47		7.81		7.42	7.50	8.01	8.52	8.22
Total capital	11.46		11.42		11.33	10.82	11.11	11.82	12.01
Leverage	6.23		6.57		6.01	6.12	6.38	6.36	6.77
Net interest margin	2.97	%(a)	3.19	(a)	3.12	3.24	3.41	3.72	3.97

(a)	Annualized.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF A.G. EDWARDS

	Three Months
	Ended May 31,				Years Ended February 28,
(In millions, except per share data)	2007		2006		2007	2006*	2005	2004	2003

CONSOLIDATED SUMMARIES OF INCOME
Interest income	$55		54		231	181	129	96	107
Interest expense	4		4		16	11	4	3	6

Net interest income	51		50		215	170	125	93	101
Provision for credit losses	—		—		—	1	(1)	1	9

Net interest income after provision for credit losses	51		50		215	169	126	92	92
Fee and other income	791		715		2,895	2,569	2,483	2,430	2,114
Noninterest expense	708		642		2,590	2,397	2,315	2,277	2,035

Income before income taxes and cumulative effect of a change in accounting principle	134		123		520	341	294	245	171
Income taxes	51		45		189	118	108	86	52

Cumulative effect of a change in	83		78		331	223	186	159	119
accounting principle, net of income taxes	—		—		—	3	—	—	—

Net income	$83		78		331	226	186	159	119

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$1.12		1.03		4.44	2.91	2.39	1.99	1.48
Net income	1.12		1.03		4.44	2.95	2.39	1.99	1.48
Diluted earnings
Income before change in accounting principle	1.10		1.01		4.34	2.89	2.37	1.97	1.46
Net income	1.10		1.01		4.34	2.93	2.37	1.97	1.46
Cash dividends	0.20		0.20		0.80	0.72	0.64	0.64	0.64
Book value	28.69		25.81		27.91	24.96	23.21	22.08	20.92
CASH DIVIDENDS PAID ON COMMON STOCK	15		15		61	52	50	51	51
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
Assets	5,066		4,413		5,312	4,672	4,688	4,436	3,980
Loans, net of unearned income	1,755		1,948		1,714	2,087	2,244	2,419	2,083
Stockholders’ equity	$2,174		1,972		2,102	1,887	1,788	1,778	1,689
Common shares outstanding	76		76		75	76	77	81	81
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
Assets	$5,189		4,543		4,992	4,680	4,562	4,208	4,084
Loans, net of unearned income	1,735		2,018		1,901	2,166	2,332	2,251	2,291
Stockholders’ equity	$2,138		1,930		1,995	1,838	1,783	1,734	1,669
Average common shares outstanding
Basic	74		75		75	77	78	80	80
Diluted	76		77		76	77	79	81	81
ASSET QUALITY
Allowance for loan losses	$2		3		3	3	8	46	45
CONSOLIDATED PERCENTAGES
Average assets to average stockholders’ equity	2.43	X	2.35		2.50	2.55	2.56	2.43	2.45
Return on average assets	6.49	%(a)	6.96	(a)	6.63	4.83	4.08	3.78	2.91
Return on average stockholders’ equity	15.74	(a)	16.39	(a)	16.59	12.30	10.43	9.17	7.13
Average stockholders’ equity to average assets	41.20		42.48		39.96	39.27	39.08	41.20	40.87
Stockholders’ equity to assets	42.91		44.69		39.57	40.39	38.14	40.08	42.44
Allowance for loan losses to
Loans, net	0.11%		0.15		0.18	0.14	0.36	1.90	2.16

* Fiscal 2006 amounts have been adjusted due to a change in accounting method related to stock-based compensation.

SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF
WACHOVIA AND A.G. EDWARDS

	Three Months
	Ended		Year Ended
	March 31,		December 31,
(In millions, except per share data)	2007(b)		2006(c)

CONSOLIDATED SUMMARIES OF INCOME
Interest income	$10,203		32,496
Interest expense	5,732		17,191

Net interest income	4,471		15,305
Provision for credit losses	177		434

Net interest income after provision for credit losses	4,294		14,871
Securities gains	53		118
Fee and other income	4,475		17,322
Merger-related and restructuring expenses	10		179
Other noninterest expense	5,297		19,946
Minority interest in income of consolidated subsidiaries	136		414

Income before income taxes	3,379		11,772
Income taxes	1,028		3,830

Net income	$2,351		7,942

PER COMMON SHARE DATA
Basic (a)	$1.20		4.60
Diluted (a)	1.18		4.52
Dividends	0.56		2.14
Book value (a)	37.20		37.32
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
Assets	716,379		—
Loans, net of unearned income	423,418		—
Deposits	408,148		—
Long-term debt	145,012		—
Stockholders’ equity	$73,944		—
Common shares outstanding	1,988		—
CONSOLIDATED PERCENTAGES
Return on average assets	1.36	%(d)	1.36
Return on average stockholders’ equity	13.34	(d)	14.12
Allowance for loan losses to
Loans, net	0.80		0.80
Nonperforming assets	192		243
Net charge-offs to average loans, net	0.15	(d)	0.12
Nonperforming assets to loans, net, foreclosed properties and loans held for sale	0.40%		0.32

(a)	The basic and diluted per common share amounts were determined by dividing pro forma net income by the sum of (i) Wachovia’s respective historical average basic and diluted shares outstanding, and (ii) A.G. Edwards’ respective historical average basic and diluted shares outstanding as adjusted by the 0.9844 exchange ratio for each period presented. Dividends per share are the actual amounts per share paid by Wachovia for each period presented. The book value per common share amounts at March 31, 2007 and December 31, 2006, respectively, were determined by dividing pro forma stockholders’ equity by the sum of (i) Wachovia’s common shares outstanding at March 31, 2007 and December 31, 2006, respectively, and (ii) A.G. Edwards’ common shares outstanding at May 31, 2007 and February 28, 2007, respectively, as adjusted by the 0.9844 exchange ratio.

(b)	The three months ended May 31, 2007, for A.G. Edwards.

(c)	The year ended February 28, 2007, for A.G. Edwards.

(d)	Annualized.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the heading “Forward-Looking Statements”, you should carefully consider the following risk factors in deciding how to vote on the merger. For further discussion of risk factors relating to the businesses of each of Wachovia and A.G. Edwards, please see Wachovia’s and A.G. Edwards’ periodic reports and other documents incorporated by reference into this document. See “Where You Can Find More Information”, beginning on Page [ ● ].

The Market Value of the Wachovia Common Stock That A.G. Edwards Stockholders Will Receive in the Merger May Fluctuate.

In the merger, A.G. Edwards stockholders will have the right to receive 0.9844 shares of Wachovia common stock and $35.80 in cash for each share of A.G. Edwards common stock. Because the number of Wachovia common shares and cash that will be issued in the merger to each A.G. Edwards stockholder is fixed and will not be adjusted for changes in the market price of either Wachovia common stock or A.G. Edwards common stock, any change in the price of Wachovia common stock will affect the market value of the merger consideration that A.G. Edwards stockholders will receive. Neither Wachovia nor A.G. Edwards is permitted to terminate the merger agreement or resolicit the vote of A.G. Edwards stockholders solely because of changes in the market price of their respective shares of common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects and regulatory considerations. Many of these factors are beyond either party’s control. The prices of Wachovia common stock and A.G. Edwards common stock at merger completion may vary from their respective prices on the date the merger agreement was executed, the date of this proxy statement-prospectus and the date of the special meeting. As a result, the value represented by the merger consideration also will vary. For example, based on the range of closing prices of Wachovia common stock during the period from May 30, 2007, the last trading day before public announcement of the execution of the merger agreement, through [ ● ], 2007, the merger consideration represented a value ranging from a high of $[ ● ] to a low of $[ ● ] for each share of A.G. Edwards common stock. Because the date the merger is completed may be later than the date of the special meeting, at the time of A.G. Edwards stockholders’ meeting, you will not necessarily know the market value of Wachovia common stock that A.G. Edwards stockholders will receive upon merger completion.

Combining Our Two Companies May Be More Difficult, Costly or Time-Consuming Than We Expect.

Wachovia and A.G. Edwards have operated and, until merger completion, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of financial institutions, there also may be business disruptions that cause us to lose customers. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and timely, the expected benefits of the merger may not be realized.

Regulatory Approvals May Not Be Received, May Take Longer Than Expected or Impose Conditions Which Are Not Presently Anticipated.

The merger must be approved by the Federal Reserve Board and reviewed by the Federal Trade Commission and the Antitrust Division of the DOJ. The Federal Reserve Board, the Federal Trade Commission and/or the Antitrust Division of the DOJ will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of our companies and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board will review capital position, safety and soundness, and legal and regulatory compliance matters, and Community Reinvestment Act matters.

These and other regulatory approvals may not be received, or may be received later than anticipated. Regulatory approvals that are received may impose restrictions or conditions that restrict our activities or otherwise adversely affect our ability to obtain the anticipated benefits of the merger.

Future Results of the Combined Company May Differ Materially from the Summary Pro Forma Financial Information Presented in This Proxy Statement-Prospectus.

Wachovia’s future results may be materially different from those shown in the summary pro forma financial information presented in this proxy statement-prospectus that show only a combination of Wachovia’s and A.G. Edwards’ historical results. Wachovia has estimated that Wachovia will record approximately $740 million of aggregate after-tax merger-related and restructuring expenses, and $120 million of after-tax exit cost purchase accounting adjustments. The charges may be higher or lower than estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease Wachovia’s capital that could be used for income-earning investments in the future.

The Market Price of Wachovia Common Stock after the Merger May be Affected by Factors Different from Those Affecting A.G. Edwards Common Stock Currently.

The businesses of Wachovia and A.G. Edwards differ in many respects—primarily because of Wachovia’s banking businesses—and, accordingly, the results of operations of the combined company and the market price of Wachovia’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of A.G. Edwards. For a discussion of the businesses of Wachovia and A.G. Edwards and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement-prospectus and referred to under “Where You Can Find More Information”.

Unless the Merger Is Completed, There Are Limits on Another Business Combination By A.G. Edwards Until February 29, 2008.

The failure of A.G. Edwards to obtain the stockholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies would remain obligated to continue to use their reasonable best efforts to complete the merger (including by using their reasonable best efforts to restructure the merger) until February 29, 2008, which, depending on the timing of the failed meeting, could include calling an additional stockholder meeting.

During the period the merger agreement is in effect, A.G. Edwards cannot undertake any other mergers or business combination transactions without the consent of Wachovia. Furthermore, any decision by the A.G. Edwards board of directors to withdraw or adversely modify its recommendation of the merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the merger will not give A.G. Edwards the right to terminate the merger agreement. The foregoing prohibitions could have the effect of delaying alternative strategic business combinations for a limited period.

We May Fail to Realize the Cost Savings Estimated for the Merger.

Wachovia estimates that approximately $395 million of annual after-tax cost savings would be realized from the merger by December 31, 2009. As with any estimate, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Wachovia’s business may require Wachovia to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on our ability to combine the businesses of Wachovia and A.G. Edwards in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Wachovia is not able to combine our two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

Uncertainties Associated with the Merger May Cause a Loss of Employees and May Otherwise Affect the Future Business and Operations of Wachovia and A.G. Edwards.

Wachovia’s success after the merger will depend in part upon its ability to retain key employees of Wachovia and A.G. Edwards. Current and prospective employees of Wachovia and A.G. Edwards may experience uncertainty about their roles with the combined company following the merger. This may adversely affect the ability of each of Wachovia and A.G. Edwards to attract and retain key management, sales, marketing, technical and other personnel. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger. As a result, the combined company may not be able to attract or retain key employees of Wachovia and A.G. Edwards to the same extent that those companies have been able to attract or retain their own employees in the past.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference into this document, contains forward-looking statements with respect to the financial condition, results of operations and business of each of Wachovia and A.G. Edwards and, assuming the completion of the merger, a combined Wachovia and A.G. Edwards. Such statements include, but are not limited to, statements relating to:

•	synergies (including cost savings), and accretion/dilution to reported earnings expected to be realized from the merger;

•	business opportunities and strategies potentially available to the combined company;

•	merger-related and restructuring charges expected to be incurred;

•	management, operations and policies of Wachovia after the merger; and

•	statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “should” or similar expressions.

These forward-looking statements involve some risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among other things, the following possibilities:

•	the risk that the businesses of Wachovia and A.G. Edwards will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	the risk that expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•	the risk that revenues following the merger may be lower than expected;

•	broker attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the failure of A.G. Edwards stockholders to adopt the merger agreement;

•	competitive pressures among financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues;

•	the strength of the United States economy in general and the strength of the local economies in which Wachovia will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses;

•	changes in the United States and foreign legal and regulatory framework;

•	unanticipated regulatory or judicial proceedings or rulings;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	potential or actual litigation;

•	inflation, interest rate, market and monetary fluctuations;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	the risk that the design of either company’s disclosure controls and procedures or internal controls prove inadequate, or are circumvented, thereby causing losses or errors in information or a delay in the detection of fraud;

•	adverse conditions in the stock market, the public debt market and other capital markets both domestically and abroad (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ capital markets and asset management activities; and

•	the impact on Wachovia’s or A.G. Edwards’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements, and the factors that will determine these results are beyond Wachovia’s or A.G. Edwards’ ability to control or predict.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement-prospectus, in the case of forward-looking statements contained in this proxy statement-prospectus, or the dates of the documents incorporated by reference in this proxy statement-prospectus, in the case of forward-looking statements made in those incorporated documents.

Except to the extent required by applicable law or regulation, Wachovia and A.G. Edwards undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Wachovia and A.G. Edwards have filed with the SEC under “Where You Can Find More Information”.

All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement-prospectus and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Neither Wachovia’s nor A.G. Edwards’ independent registered public accounting firms have compiled, examined or otherwise applied procedures to the prospective financial information presented herein and, accordingly, do not express an opinion or any other form of assurance on such information or its achievability.

A.G. EDWARDS SPECIAL MEETING

This section contains information about the special meeting of A.G. Edwards stockholders called to consider and adopt the merger agreement. This proxy statement-prospectus is being mailed to A.G. Edwards stockholders on or about [ ● ], 2007. Together with this proxy statement-prospectus, A.G. Edwards is also sending to you a form of proxy that the A.G. Edwards board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on [ ● ], 2007 at [ ● ]:00 a.m., local time, at A.G. Edwards’ home office, One North Jefferson Avenue, St. Louis, Missouri.

Matters To Be Considered

•	To consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated May 30, 2007, by and among Wachovia Corporation, White Bird Holdings, Inc., a wholly-owned subsidiary of Wachovia, and A.G. Edwards, Inc., pursuant to which, A.G. Edwards will merge with and into White Bird Holdings, as more fully described in this proxy statement-prospectus.

•	To consider and vote upon a proposal to approve the adjournment of the special meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting for the foregoing proposal.

Proxies

A.G. Edwards stockholders should complete and return the proxy card accompanying this document to ensure that their vote is counted at the special meeting, regardless of whether they plan to attend the special meeting. If you are a registered A.G. Edwards stockholder (that is, you hold A.G. Edwards common stock directly registered in your own name), you may also vote by telephone or through the Internet by following the instructions described on your proxy card. If your shares of A.G. Edwards common stock are held in nominee or “street name”, you will receive separate voting instructions from your broker or nominee, which will be included with your proxy materials. Most brokers and nominees offer telephone and Internet voting, but the availability of and procedures for these alternatives will depend on the arrangements established by each particular broker or nominee.

If you are a registered A.G. Edwards stockholder, you can revoke your proxy at any time before the vote is taken at the special meeting by submitting to A.G. Edwards’ corporate secretary written notice of revocation or a properly executed proxy of a later date, or by attending the special meeting and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy. Written notices of revocation and other communications about revoking A.G. Edwards proxies should be addressed to:

A.G. Edwards, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103
Attention: Corporate Secretary

If your shares are held in nominee or “street name”, you should contact your broker or other nominee regarding the revocation of proxies.

All shares of A.G. Edwards common stock represented by valid proxies that A.G. Edwards receives through this solicitation, and not revoked before they are exercised, will be voted in the manner specified on the proxies. If you make no specification on your proxy card, your proxy will be voted “FOR” adoption of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement. However, brokers that hold shares of A.G. Edwards common stock in nominee or “street name” for customers who are the beneficial owners of those shares may not give a proxy to vote those shares on the merger agreement without specific instructions from those customers.

The A.G. Edwards board of directors is presently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, A.G. Edwards intends that shares represented by proxies in the form accompanying this proxy statement-prospectus will be voted by and at the discretion of the persons named as proxies on the proxy card.

Adopting the merger agreement requires the affirmative vote of a majority of the outstanding shares of A.G. Edwards common stock entitled to vote at the special meeting. As a result, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. Therefore, the A.G. Edwards board of directors urges A.G. Edwards stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope or, alternatively, to submit your proxy via the telephone or Internet procedures described under “—Voting via Telephone, Internet or Mail” below.

A.G. Edwards stockholders should NOT send in any stock certificates with their proxy card. The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to A.G. Edwards stockholders as soon as practicable after the merger is completed.

Solicitation of Proxies

A.G. Edwards will bear the entire cost of soliciting proxies from its stockholders, except that A.G. Edwards and Wachovia have agreed to each pay one-half of the costs and expenses of printing and mailing this proxy statement-prospectus and all filing and other fees relating to the merger paid to the SEC. In addition to soliciting proxies by mail, A.G. Edwards will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of A.G. Edwards common stock and secure their voting instructions. If necessary, A.G. Edwards will reimburse those banks, brokers and record holders for their reasonable fees and expenses in taking those actions. A.G. Edwards has also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies and has agreed to pay them $50,000 plus reasonable expenses for these services. If necessary, subject to applicable law, A.G. Edwards and Wachovia may also use several of their regular employees, who will not be specially compensated, to solicit proxies from A.G. Edwards stockholders, either personally or by telephone, the Internet, telegram, fax, letter or special delivery letter.

Record Date and Voting Rights

In accordance with Delaware law, A.G. Edwards’ by-laws and NYSE rules, A.G. Edwards has fixed August 13, 2007 as the record date for determining the A.G. Edwards stockholders entitled to notice of, and to vote at, the special meeting. Only A.G. Edwards stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. At the close of business on the record date, there were 75,792,790 shares of A.G. Edwards common stock outstanding, held by approximately [ ● ] holders of record. The presence in person or by proxy of a majority of common shares outstanding on the record date will constitute a quorum for purposes of conducting business at the special meeting. On each matter properly submitted for consideration at the special meeting, you are entitled to one vote for each outstanding share of A.G. Edwards common stock you held as of the close of business on the record date.

Shares of A.G. Edwards common stock present in person at the special meeting but not voting, and shares of A.G. Edwards common stock for which A.G. Edwards has received proxies indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business at the special meeting. Shares represented by proxies returned by a broker holding the shares in “street name” will be counted for purposes of determining whether a quorum exists, even if those shares are not voted by their beneficial owners on matters where the broker cannot vote the shares in its discretion (so-called “broker non-votes”).

As of the record date:

•	A.G. Edwards’ directors and executive officers beneficially owned approximately 1,205,392 shares of A.G. Edwards common stock, representing approximately 1.59% of the shares entitled to vote at the special meeting. A.G. Edwards currently expects that its directors and executive officers will vote the shares of A.G. Edwards common stock they beneficially own “FOR” adoption of the merger agreement;

•	Wachovia and its directors and executive officers beneficially owned less than 1% of the shares entitled to vote at the A.G. Edwards special meeting (other than shares held as fiduciary, custodian or agent as described below);

•	subsidiaries of Wachovia, as fiduciaries, custodians or agents, held a total of approximately 568,908 shares of A.G. Edwards common stock, representing approximately 0.75% of the shares entitled to vote at the annual meeting, and maintained sole or shared voting power over approximately 129,134 of these shares; and

•	subsidiaries of A.G. Edwards, as fiduciaries, custodians or agents, held a total of approximately [ ● ] shares of A.G. Edwards common stock, representing approximately [ ● ]% of the shares entitled to vote at the annual meeting, and maintained sole or shared voting power over approximately [ ● ] of these shares.

Voting via Telephone, Internet or Mail

A.G. Edwards offers three ways for you to vote your proxy:

•	Option 1—Vote by Telephone:

Call toll free 1-800-690-6903 before midnight (EST) on [ ● ], 2007 and follow the instructions on the enclosed proxy card.

•	Option 2—Vote on the Internet:

Access the proxy form at www.proxyvote.com before midnight (EST) on [ ● ], 2007. Follow the instructions for Internet voting found there and on the enclosed proxy card. If you vote via the Internet, please be advised that there may be costs involved, including possibly access charges from Internet access providers and telephone companies. You will have to bear these costs.

If your shares are registered in the name of a brokerage, bank or other nominee, you may not be able to use telephone and Internet voting procedures. Please refer to the voting materials you receive, or contact your broker, bank or other nominee, to determine your options.

•	Option 3—Mail your Proxy Card:

If you do not wish to vote by telephone or the Internet, please complete, sign, date and return the enclosed proxy card as described under “—Proxies” above.

In order to be effective, proxy instructions must be received before the times indicated above to allow for processing the results.

The voting procedures used by A.G. Edwards’ proxy service, Broadridge Financial Solutions, Inc., are designed to properly authenticate stockholders’ identities and to accurately record and count their proxies.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to A.G. Edwards stockholders, A.G. Edwards is relying upon SEC rules that permit it to deliver only one proxy statement-prospectus to multiple stockholders who share an address unless we receive contrary instructions from any stockholder at that address. If you share an address with another stockholder and have received only one proxy statement-prospectus, you may write or call us as specified below to request a separate copy of this document and we will promptly send it to you at no cost to you. For future A.G. Edwards stockholder meetings, if any, you may request separate copies of A.G. Edwards’ proxy materials, or request that A.G. Edwards send only one set of these materials to you if you are receiving multiple copies, by contacting us at: A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, Missouri 63103, or by telephoning us at (314) 955-3782.

Attending the Meeting

All A.G. Edwards stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the A.G. Edwards special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Proposal to Adopt the Agreement and Plan of Merger

Recommendations of the A.G. Edwards Board

The A.G. Edwards board of directors has unanimously approved and adopted the merger agreement. The A.G. Edwards board of directors believes that the merger agreement and the transactions it contemplates are in the best interests of A.G. Edwards and its stockholders, and unanimously recommends that A.G. Edwards stockholders vote “FOR” adoption of the merger agreement.

See “The Merger—A.G. Edwards’ Reasons for the Merger; Recommendation of the A.G. Edwards Board of Directors” for a more detailed discussion of the A.G. Edwards board’s recommendation with regard to the merger agreement.

THE MERGER

The following discussion contains certain material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and financial advisor opinion attached as Appendices to this document. We urge you to read carefully this entire document, including the merger agreement and financial advisor opinion attached as Appendices to this document, for a more complete understanding of the merger.

Wachovia’s and A.G. Edwards’ boards of directors have approved and adopted the merger agreement. The merger agreement provides for combining our companies through the merger of A.G. Edwards with and into White Bird Holdings, Inc., a wholly-owned subsidiary of Wachovia, with White Bird Holdings as the surviving corporation. Following the merger, Wachovia will combine the retail securities brokerage businesses of A.G. Edwards with Wachovia’s retail securities brokerage businesses under the name “Wachovia Securities”.

In the merger, each share of A.G. Edwards common stock will be converted into the right to receive 0.9844 shares of Wachovia common stock and $35.80 in cash for each such share. Shares of Wachovia common stock issued and outstanding at merger completion will remain outstanding and those stock certificates will be unaffected by the merger. Wachovia’s common stock will continue to trade on the NYSE under the Wachovia Corporation name with the symbol “WB” following the merger.

See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Each of Wachovia’s and A.G. Edwards’ board of directors has from time to time separately engaged with senior management of their respective companies in reviews and discussions of potential strategic alternatives, and has considered ways to enhance their respective performance and prospects in light of competitive and other relevant developments. These reviews and discussions have focused on, among other things, the business environment facing financial institutions generally and each respective company in particular, as well as conditions and ongoing consolidation in the financial services industry, including in the retail brokerage industry. For each company, these reviews have also included periodic discussions with respect to potential transactions that would better serve clients and employees, further its strategic objectives, and the potential benefits and risks of those transactions.

In November 2006, at a meeting of Robert L. Bagby, Chairman and Chief Executive Officer of A.G. Edwards, and the independent directors of the A.G. Edwards board of directors, discussions occurred concerning strategic matters relating to A.G. Edwards and the markets in which it operates. In connection with these discussions, Mr. Bagby discussed plans for a strategic planning session of the Executive Committee of the brokerage subsidiary of A.G. Edwards that would consider issues the A.G. Edwards board of directors had been discussing from time to time, including the strategic direction of the firm, the need for growth or change given the costs of technology, supervision and other regulatory requirements, the effects of globalization, efficient use of capital, the need for increased returns from current assets and additional products and services, changes in securities exchanges, trading and distribution arrangements, effects of regulatory and self-regulatory initiatives, and the increasingly competitive market for financial consultants. The strategic planning session would consider options including whether to change the existing business model and whether to consider a strategic transaction.

The Executive Committee of the brokerage subsidiary of A.G. Edwards held a strategic planning session at the end of November 2006. At the planning session, although no formal recommendation was made, a majority of the members of the Executive Committee favored consideration of a strategic transaction depending on the structure of the transaction and other factors. After the planning session, Mr. Bagby and Douglas L. Kelly, Chief Financial Officer of A.G. Edwards, discussed the session with the independent directors of the A.G. Edwards board of directors and thereafter explored the possibilities of a strategic transaction, including discussions with an investment banking firm who could act as a financial advisor and a law firm, each knowledgeable about the industry and strategic transactions.

During the period from November 2006 until May 2007, a small group of A.G. Edwards management performed diligence concerning the industry and the possibility of a strategic transaction. A.G. Edwards management consulted with Goldman Sachs concerning the retail brokerage industry, including changes in the operating environment and client behavior, public market trading performance of the brokerage industry and previous transactions involving retail broker dealers, as well as potential participants in a strategic transaction. Management also consulted with the law firm of Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell, Lipton. In connection with its review of a potential strategic transaction, A.G. Edwards subsequently retained Wachtell, Lipton as its legal advisor. During this time, the independent directors of the A.G. Edwards board of directors were briefed periodically by management on the actions taken by management.

Daniel J. Ludeman, President and Chief Executive Officer of Wachovia Securities, LLC, which we refer to as Wachovia Securities, and Mr. Bagby have known each other for several years, and periodically have spoken about their respective companies and the brokerage industry at industry meetings. On May 11, 2007, Mr. Ludeman and Mr. Bagby had a conversation in which Mr. Ludeman inquired about A.G. Edwards’ interest in a possible strategic transaction with Wachovia. Mr. Bagby subsequently contacted Mr. Ludeman and they agreed that representatives of Wachovia and A.G. Edwards should meet to discuss in general terms the possibility of such a strategic transaction.

On May 20, 2007, a meeting was held with G. Kennedy Thompson, Wachovia’s Chairman and Chief Executive Officer, David M. Carroll, Head of Wachovia’s Capital Management Group, Thomas J. Wurtz, Wachovia’s Chief Financial Officer, Mr. Ludeman, Mr. Bagby, Mr. Kelly, and Paul F. Pautler, Director of Capital Markets of A.G. Edwards. At this meeting, discussions focused on the potential opportunities that would be created by a possible strategic transaction to form a unified retail brokerage operations headquartered in St. Louis, Missouri with management and employees from each company and combined capital market activities. A general discussion of preliminary pricing considerations, including the need for a premium to A.G. Edwards stockholders, also occurred. Thereafter, Mr. Bagby apprised individual members of the A.G. Edwards board of directors of the status of his discussions with Wachovia representatives and discussed his intention to pursue these conversations further. In connection with the discussions with Wachovia, A.G. Edwards retained Goldman Sachs as its financial advisor and Wachovia retained Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, and Wachovia Capital Markets LLC as its financial advisors and Simpson Thacher & Bartlett LLP, which we refer to as Simpson Thacher, as its legal advisor.

On May 21, 2007, the parties entered into a confidentiality agreement and thereafter commenced mutual due diligence. Negotiations continued between executive officers of Wachovia and A.G. Edwards regarding the terms of a potential strategic transaction focusing on the price to be paid to A.G. Edward stockholders by Wachovia, the representations and warranties to be given by each party and the conditions to closing. The negotiations on price included discussion of the premium to be paid relative to the recent market price levels of A.G. Edwards stock, how the price would be set in view of changes in stock price during the period of negotiations and whether payment to A.G. Edwards stockholders would be all stock or part stock and part cash. In addition, the parties discussed the importance of expeditiously concluding a transaction if a transaction were to occur. The parties, with advice from their financial advisors, ultimately agreed that the merger consideration would be set such that it would have a value of $89.50 per A.G. Edwards shares as of the close of business on the day the merger agreement was signed (with roughly 60% of the consideration in the form of Wachovia common stock and 40% of the consideration in cash). The terms and conditions of the merger were to be generally consistent with those between large publicly held financial institutions. While negotiations continued on other substantive terms, the parties, with the aid of outside counsel, began preliminary drafting of the transaction documents.

On May 30, 2007, the parties reached agreement on the merger consideration consisting of 0.9844 shares of Wachovia common stock and $35.80 in cash for each outstanding A.G. Edwards common share and 1.6407 shares of Wachovia common stock as the exchange ratio for each outstanding A.G. Edwards stock option and restricted share of A.G. Edwards. The parties and their respective counsel also completed negotiation of the terms contained in the definitive transaction documents.

On May 30, 2007, the board of directors of Wachovia met with senior management and their outside legal and financial advisors. Management reviewed for the Wachovia board of directors the background of discussions with A.G. Edwards and the progress of negotiations, and reported on Wachovia’s due diligence investigations of A.G. Edwards. Wachovia’s management and Credit Suisse reviewed with the Wachovia board of directors the structure and other terms of the proposed transaction, and financial information regarding A.G. Edwards, Wachovia and the transaction, as well as information regarding peer companies and comparable transactions.

Representatives of Simpson Thacher discussed with the Wachovia board of directors the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction, and reviewed the legal terms of the proposed transaction agreements as well as employee benefits and compensation arrangements for A.G. Edwards employees. Representatives of Simpson Thacher also discussed with the Wachovia board of directors the A.G. Edwards stockholder vote and regulatory approvals that would be required to complete the proposed merger, the likely process and timetable of the merger including obtaining the required A.G. Edwards stockholder vote and regulatory approvals and compensation and benefits issues in connection with the merger. Simpson Thacher also reviewed with the Wachovia board the implications of the proposed A.G. Edwards merger on the joint ownership of Wachovia Securities, LLC and the options available to Wachovia’s joint venture partner following the merger. Mark C. Treanor, Wachovia’s General Counsel, reviewed for the Wachovia board of directors the resolutions relating to the proposed merger.

Following these discussions, and review and discussion among the members of the Wachovia board of directors, including consideration of the factors described under “—Wachovia’s Reasons for the Merger”, the Wachovia board of directors unanimously determined that the transactions contemplated by the merger agreement and the related transactions and agreements are advisable and in the best interests of Wachovia and its stockholders, and the directors voted unanimously to approve the merger with A.G. Edwards, to approve the merger agreement and to approve the related transactions and agreements.

The A.G. Edwards board of directors met on May 30, 2007. Mr. Bagby and other senior A.G. Edwards executives reviewed for the board of directors the strategic issues affecting the firm that the board of directors had discussed previously and that had been the subject of the strategic planning session of the Executive Committee of the brokerage subsidiary of A.G. Edwards, and the actions taken by management since the strategic planning session. Members of A.G. Edwards management also reviewed the discussions and negotiations with Wachovia, the due diligence process and the proposed terms of the transaction, including the proposed merger consideration.

Representatives from Goldman Sachs delivered a financial analysis of the transaction including evaluation of the implied merger consideration to be received by A.G. Edwards stockholders. They reviewed the current retail brokerage industry including the operating environment and client behavior, the importance of scale and scope, changes in the industry since 1995, a summary of business models of competitors and comments on the current strong operating performance of A.G. Edwards and the pressures the firm faces from increasingly diverse competitors including from industry participants with greater scale and capital resources. Goldman Sachs also gave a public market overview of A.G. Edwards stock and the stock of competitors, reviewed precedent transactions and reviewed information concerning retail brokerage firms and U.S. and international banks. The representatives of Goldman Sachs then advised the A.G. Edwards board of directors of the opinion of Goldman Sachs that, as of May 30, 2007, and based upon the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs, all as set forth in its written opinion, the stock consideration and the cash consideration to be received in the merger, taken in the aggregate, pursuant to the merger agreement, was fair, from a financial point of view, to holders of A.G. Edwards common stock.

Representatives of Wachtell, Lipton advised the A.G. Edwards board of directors regarding certain legal matters related to the proposed transaction, including the fiduciary obligations of A.G. Edwards’ directors in connection with their consideration of the proposed merger agreement. Representatives of Wachtell, Lipton also presented information about the proposed merger agreement, including key terms relating to structure, covenants, representations and warranties and closing conditions and proposed agreements with management including Mr. Bagby. Wachtell, Lipton representatives also discussed regulatory and stockholder approvals required to complete the merger. Following the presentations, directors addressed questions to, and discussed the proposed transaction with, members of A.G. Edwards’ management, representatives of Wachtell, Lipton and representatives of Goldman Sachs.

The A.G. Edwards board of directors unanimously determined that the transactions contemplated by the merger agreement and the related transactions and agreements were advisable and in the best interests of A.G. Edwards and its stockholders, and the directors voted unanimously to approve the merger with Wachovia, to approve the merger agreement and to approve the related transactions and agreements.

The transaction was announced prior to the opening of trading on the NYSE on the morning of May 31, 2007 in a press release issued jointly by Wachovia and A.G. Edwards.

A.G. Edwards’ Reasons for the Merger; Recommendation of the A.G. Edwards Board of Directors

In reaching its decision to adopt the merger agreement and recommend adoption of the merger agreement to the A.G. Edwards stockholders, the A.G. Edwards board of directors consulted with A.G. Edwards’ management, as well as with its outside legal and financial advisors, and considered, among other things, the following material factors:

•	The current environment in the financial services industry, including national and regional economic conditions, continued consolidation in the financial services industry, evolving trends in technology, regulatory compliance requirements, nationwide competition, and the likely effect of these factors on A.G. Edwards on both a stand-alone basis and in the context of the proposed merger.

•	The A.G. Edwards board of directors’ belief that the merger would further important business strategies, including achieving strong earnings growth, improving customer and financial consultant attraction and retention and focusing on expense savings. The A.G. Edwards board of directors believed the merger would provide economies of scale, increased sales of banking products, new investment products from investment banking, cost savings opportunities, and enhanced opportunities for growth. Specifically,

•	A.G. Edwards, while well-capitalized for a retail brokerage firm, does not have sufficient capital to permit use of large amounts of risk-capital in the type of transactions increasingly common in capital market activities. The A.G. Edwards board of directors believed that a transaction with Wachovia could provide capital for capital markets activities while reducing the need for the retail brokerage firm to maintain its current capital.

•	Competitors are offering products and services, particularly access to loans or other banking related services, which are increasingly requested by clients and financial consultants. A.G. Edwards generally obtains the products and services from third parties with the results that clients sometimes dealt with competitors and that the return on client assets to A.G. Edwards is less than what competitors who offer all such services could earn. The A.G. Edwards board of directors believed that a transaction with Wachovia could provide access for clients and financial consultants to additional products and services while allowing the combined firms to earn returns on assets greater than that earned by A.G. Edwards alone.

•	A.G. Edwards offers selected products to retail and institutional clients in the United States from foreign jurisdictions and provides selected services to persons or institutions resident in foreign countries. The A.G. Edwards board believed Wachovia has a broader international presence than A.G. Edwards.

•	Recruiting and retaining financial consultants has been difficult for A.G. Edwards given the up-front money being paid by some competitors and the attraction of some financial consultants to independent contractor or other models. The A.G. Edwards board believed that a transaction with

Wachovia, which has successfully recruited financial consultants and which has an independent contractor model for some financial consultants, is more attractive in recruiting and retaining financial consultants.

•	The combination of A.G. Edwards and Wachovia would produce the second largest retail brokerage firm in terms of number of financial consultants, giving the opportunity to leverage complementary business lines across a larger customer base and the scale to reduce on a per financial consultant basis certain costs including those for technology, operations and regulatory compliance.

•	The expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes to A.G. Edwards, Wachovia, and A.G. Edwards stockholders, except to the extent cash is received in the merger.

•	Wachovia and A.G. Edwards will use a deliberate, disciplined approach to the combination, structured to generate positive operating leverage through expense control and quality revenue growth.

•	The combined retail brokerage operations would include a senior management team composed of members from both organizations.

•	The A.G. Edwards board’s understanding that the combined cash consideration and stock consideration as of the close of business on May 30, 2007 has a higher dollar value than the historical trading price of the A.G. Edwards stock and represents an approximate 16% premium over the closing price of A.G. Edwards common stock on the NYSE as of May 30, 2007, the day before the announcement of the signing of the merger agreement.

•	The A.G. Edwards board’s belief that the merger is likely to increase value to stockholders. In particular, the dividend expected to be paid by Wachovia, on a pro forma basis based on Wachovia’s current dividend rate and the 0.9844 exchange ratio, will represent an approximately 176% increase in the dividend currently paid by A.G. Edwards on its common stock.

•	Goldman Sachs’ financial presentation to the A.G. Edwards board of directors, including Goldman Sachs’ opinion, dated May 30, 2007, as to the fairness, from a financial point of view, to the holders of A.G. Edwards common stock of the stock consideration and the cash consideration, taken in the aggregate, pursuant to the merger agreement, as discussed in “—Opinion of A.G. Edwards’ Financial Advisor” below.

•	The A.G. Edwards board’s understanding that the exchange ratio for the stock portion of the merger consideration was fixed and would not fluctuate.

•	The review by the A.G. Edwards board of directors with its legal advisor, Wachtell, Lipton, of the provisions of the merger agreement, including the provisions of the merger agreement relating to the conditions to completion of the merger and employee benefit arrangements contemplated in the merger.

•	The regulatory and other approvals required in connection with the merger, the possibility that meaningful branch divestitures might be required in overlapping markets in connection with obtaining necessary regulatory approvals, and the likelihood regulatory approvals will be received in a timely manner and without unacceptable conditions.

•	The possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of A.G. Edwards’ on-going business and in the loss of customers.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the A.G. Edwards board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and recommend that A.G. Edwards stockholders vote “FOR” the adoption of the merger agreement. In addition, individual members of the A.G. Edwards board of directors may have given differing weights to different factors. The A.G. Edwards board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, A.G. Edwards management and outside legal and financial advisors, as well as Goldman Sachs’ analysis of the financial terms of the merger and relied on its opinion as to the fairness, from a financial point of view, to the holders of A.G. Edwards common stock of the consideration to be received by A.G. Edwards stockholders.

It should be noted that this explanation of the A.G. Edwards board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements”.

For the reasons set forth above, the A.G. Edwards board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interest of A.G. Edwards and its stockholders, and unanimously approved the merger agreement. The A.G. Edwards board of directors unanimously recommends that the A.G. Edwards stockholders vote “FOR” the adoption of the merger agreement.

Wachovia’s Reasons for the Merger

Wachovia’s board of directors believes that it is advantageous to build a financial services company with leading positions in its core businesses. To further that objective, Wachovia has concentrated on making selected acquisitions of companies engaged in providing financial services that complement or expand the financial services offered by Wachovia. Wachovia’s board believes that joining with A.G. Edwards is an excellent way to further develop Wachovia’s ability to provide expanded and complementary banking, brokerage and investment banking products to a broader range of customers.

The acquisition of A.G. Edwards will extend Wachovia’s retail securities brokerage business into a national business covering all 50 states, the District of Columbia and two foreign jurisdictions, and expand its market presence in the top 50 U.S. metropolitan areas. Following the merger, Wachovia expects its retail securities brokerage business to be second in the U.S. measured by revenues and the number of registered representatives and third in the U.S. measured by client assets under management. Wachovia believes substantial cost savings will result from the merger with A.G. Edwards of approximately $395 million after-tax per year following the integration period. Wachovia believes the acquisition will be accretive to Wachovia’s earnings per share, excluding merger-related and restructuring expense, in 2008 and beyond. Wachovia expects to recognize an estimated $740 million of aggregate after-tax merger-related and restructuring expenses in the merger through 2009, with 5% expected to be recognized in 2007, 61% expected to be recognized in 2008, and 34% expected to be recognized in 2009.

Wachovia is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of Wachovia’s book value and net income per common share may occur in connection with any future acquisitions.

Cost Savings and Accounting Charges.  Although no assurances can be made, Wachovia believes that following the merger, the combined company can achieve cost savings of approximately 20% of the combined retail securities brokerage expenses excluding registered representative compensation (approximately $395 million in after-tax annual expense reductions) by 2009.

As part of these cost savings, Wachovia expects to reduce the combined company’s non-registered representative job positions by about 25% over the merger integration period. As part of the cost savings, Wachovia expects to consolidate about 230 brokerage offices during the integration period.

Wachovia expects to recognize an estimated $740 million of after-tax merger-related and restructuring expenses and $120 million of after-tax exit cost purchase accounting adjustments. A portion of these charges and adjustments will be recorded upon merger completion, with the remainder expected to be recorded in each year from the merger completion through early 2009.

Opinion of A.G. Edwards’ Financial Advisor

Goldman Sachs rendered its opinion to the A.G. Edwards board of directors that, as of May 30, 2007, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by the holders of shares of A.G. Edwards common stock, taken in the aggregate pursuant to the merger agreement, was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 30, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B. Goldman Sachs provided its opinion for the information and assistance of the A.G. Edwards board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of A.G. Edwards shares should vote with respect to the transaction or on any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of A.G. Edwards and Wachovia for the five fiscal years ended February 28, 2007 for A.G. Edwards and December 31, 2006 for Wachovia;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of A.G. Edwards and Wachovia;

•	certain other communications from A.G. Edwards and Wachovia to their respective stockholders;

•	certain research analyst estimates of the future financial performance of A.G. Edwards and Wachovia;

•	extrapolations of A.G. Edwards’ future financial performance under various scenarios provided by the management of A.G. Edwards (the “Company Analyses”); and

•	analyses of certain cost savings and operating synergies projected to result from the transaction prepared by the managements of A.G. Edwards and Wachovia (the “Synergies”).

Goldman Sachs also held discussions with members of the senior management of Wachovia regarding the future financial performance of Wachovia, including discussions regarding their assessment of certain publicly available research analyst estimates related to Wachovia.

Goldman Sachs also held discussions with members of the senior managements of A.G. Edwards and Wachovia regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for A.G. Edwards common shares and Wachovia common shares, compared certain financial and stock market information for A.G. Edwards and Wachovia with similar financial and stock market information for certain other companies the securities of which are publicly traded, and reviewed the financial terms of certain recent business combinations in the brokerage industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it. In that regard, Goldman Sachs assumed with A.G. Edwards’ consent that the Company Analyses and the Synergies reflected the best available estimates and judgments of the management of A.G. Edwards and Wachovia, as the case may be. Goldman Sachs also assumed that the allowances for losses in loan and lease portfolios are in the aggregate adequate to cover such losses. In addition, Goldman Sachs did not review individual credit files, nor did Goldman Sachs make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of A.G. Edwards or Wachovia or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of A.G. Edwards or Wachovia or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs also assumed, with A.G. Edwards’ consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without the imposition of any delay, limitation, restriction or condition that would have a material adverse effect on A.G. Edwards or Wachovia or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs’ opinion does not address the underlying business decision of A.G. Edwards to engage in the transaction or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to A.G. Edwards. In addition, Goldman Sachs did not express any opinion as to the prices at which the Wachovia common shares will trade at any time.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the A.G. Edwards board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 29, 2007, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices for A.G. Edwards common shares and Wachovia common shares on a relative and absolute basis for the five-year period ended May 29, 2007 and compared the historical trading prices to the performance of indexes of other public companies in the brokerage or bank industry, as the case may be. In addition, Goldman Sachs analyzed the aggregate merger consideration to be received by holders of A.G. Edwards common stock pursuant to the merger agreement in relation to the latest closing price and all-time high price of A.G. Edwards common stock.

This analysis indicated that the implied market exchange ratio (calculated as A.G. Edwards’ closing share price divided by Wachovia closing share price), as of May 29, 2007, was 1.3991 and represented the maximum exchange ratio within the last five years ended May 29, 2007. Goldman Sachs also compared the May 29, 2007 exchange ratio to the five year average of 0.8955, three year average of 0.9132 and one year average of 1.0963. Goldman Sachs compared these historical implied market exchange ratios to the implied exchange ratio for the proposed transaction (calculated as the implied total consideration per A.G. Edwards common share of $89.50 based on the cash consideration plus the value of the stock consideration using the Wachovia closing price on May 29, 2007, divided by the Wachovia closing share price) of 1.6431. Additional analysis indicated that the consideration per share to be paid to A.G. Edwards stockholders pursuant to the merger agreement represented a premium of 17.4% based on the closing price on May 29, 2007, of $76.21, and a premium of 17.3% to the all-time high price as of May 29, 2007, of $76.30, each using an implied value for the stock consideration based on the closing price of the Wachovia common shares on May 29, 2007.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for A.G. Edwards to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the brokerage industry, consisting of regional companies and large capitalization companies:

•	Regional companies:

•	Raymond James Financial, Inc.;

•	Jefferies Group, Inc.; and

•	Piper Jaffray Companies.

•	Large market capitalization companies:

•	The Goldman Sachs Group, Inc.;

•	Morgan Stanley;

•	Merrill Lynch & Co., Inc.;

•	Lehman Brothers Holdings Inc.; and

•	The Bear Stearns Companies Inc.

In addition, Goldman Sachs reviewed and compared certain financial information for Wachovia to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the banking industry, consisting of mid-size capitalization banks and large capitalization banks:

•	Mid-size market capitalization banks:

•	SunTrust Banks, Inc.;

•	Regions Financial Corp.;

•	PNC Financial Services Group;

•	Fifth Third Bancorp;

•	BB&T Corporation; and

•	National City Corporation.

•	Large market capitalization banks:

•	Citigroup Inc.;

•	Bank of America Corporation;

•	JPMorgan Chase & Co.;

•	Wells Fargo & Company; and

•	U.S. Bancorp.

Although none of the selected companies is directly comparable to A.G. Edwards or Wachovia, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of A.G. Edwards or Wachovia, as the case may be.

Goldman Sachs calculated and compared various financial multiples and ratios based on financial data and the closing stock prices for A.G. Edwards and Wachovia as of May 29, 2007, as well as information obtained from SEC filings, data from SNL Financial and research estimates from IBES. The multiples and ratios for each of the selected companies were based on the closing stock prices as of May 29, 2007, as well as information obtained from SEC filings, data from SNL Financial and research estimates from IBES.

With respect to the selected companies for A.G. Edwards, Goldman Sachs calculated the selected companies’ estimated calendar years 2007 and 2008 price/earnings ratios and price/tangible book value ratios and compared those calculations to the results for A.G. Edwards. The following table presents the results of this analysis:

	Selected Companies
Ratio*:	Range		Median		A.G. Edwards

2007 Price/Earnings					16.4	x
Regional	14.5x-20.7	x	18.5	x
Large cap	9.8x-11.2	x	10.5	x
2008 Price/Earnings					14.9	x
Regional	12.6x-17.6	x	16.2	x
Large cap	9.2x-11.0		10.1	x
Price/Tangible Book Value					2.8	x
Regional	1.7x-2.6	x	2.4	x
Large cap	1.5x-3.2	x	2.5	x

*	All figures based on data from SNL Financial, IBES estimates and publicly available filings; P/E ratios based on median IBES earnings estimates for calendar year.

With respect to the selected companies for Wachovia, Goldman Sachs also calculated the selected companies’ estimated calendar years 2007 and 2008 price/earnings ratios and price/tangible book value ratios and compared those calculations to the results for Wachovia. The following table presents the results of this analysis:

	Selected Companies
Ratio*:	Range		Median		Wachovia

2007 Price/Earnings					11.0	x
Mid cap	12.6x-15.4	x	13.4	x
Large cap	10.5x-13.2	x	12.3	x
2008 Price/Earnings					10.1	x
Mid cap	11.6x-14.1	x	11.9	x
Large cap	9.7x-12.1	x	11.0	x
Price/Tangible Book Value					3.6	x
Mid cap	2.6x-3.9	x	3.2	x
Large cap	2.7x-5.8	x	3.6	x

*	All figures based on data from SNL Financial.

Goldman Sachs also considered the ratio of assets to equity and, for the latest twelve months, pre-tax earnings margin, return on average assets (“ROAA”) and cash return on average tangible common equity (“Cash ROATCE”), each based on information for A.G. Edwards as of May 29, 2007, from SNL Financial, median IBES earnings estimates and the most recent publicly available filings.

The following table presents the results of this analysis:

	Regional Companies			Large Cap Companies
	Range	Median		Range	Median		A.G. Edwards

Ratio of Assets to Equity	2.0x-15.2x	8.8	x	23.5x-31.1x	28.1	x	2.5	x
Pre-Tax Earnings Margin	14.6%-24.3%	18.2%		33.2%-39.4%	33.9%		16.7%
ROAA	1.2%-10.8%	1.9%		0.6%-1.3%	0.8%		6.9%
Cash ROATCE	11.4%-17.3%	16.8%		19.4%-40.1%	28.8%		16.6%

*	All figures based on data from SNL Financial, IBES estimates and publicly available filings; P/E ratios based on median IBES earnings estimates for calendar year.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed a discounted cash flow analysis on A.G. Edwards using the Company Analyses and certain publicly available research analysts’ estimates for 2007 through 2013. Goldman Sachs calculated illustrative value indications per common share for A.G. Edwards using information from management and IBES estimates of EPS growth ranging from 6.3% per year to 11.5% per year for A.G. Edwards for the years 2007 through 2013, illustrative terminal multiples ranging from 13.6x estimated 2013 earnings to 17.6x estimated 2013 earnings, maintenance of its current tangible common equity/tangible assets ratio of 39.6% (assuming asset growth of 5% per year from 2008-2013) and discounting the illustrative free cash flows and terminal values using discount rates ranging from 9.6% to 13.6% to create implied indications of present value. The following table presents the results of these analyses:

Merger Consideration as a
	Illustrative per	Premium/(Discount) to
	Share Value	Implied Discounted
	Indications	Cash Flow Value*

Illustrative Terminal Multiples of 13.6x-17.6x and Illustrative EPS Growth Rates of 6.3%-11.5%**	$63.53-$92.46	(3.2%)-40.9%
Illustrative Discount Rates of 9.6%-13.6% and Illustrative EPS Growth Rates of 6.3%-11.5%***	$65.63-$90.52	(1.1%)-36.4%

*	Assumes initial implied price for each share of A.G. Edwards common stock of $89.50 as of May 30, 2007.

**	Assumes illustrative discount rate equal to 11.6%.

***	Assumes illustrative terminal multiple in 2013 equal to 15.6x which is equal to A.G. Edwards average price / next twelve months earnings per share estimate for the latest one and three year periods ending May 29, 2007.

Goldman Sachs also performed a discounted cash flow analysis on Wachovia using certain publicly available research analysts’ estimates for 2007 through 2011. Goldman Sachs calculated illustrative value indications per share for Wachovia using median estimated EPS from IBES for 2007 and 2008 with future EPS grown at the median IBES long-term EPS growth rate of 8.9% for 2009 through 2011, and variances on such estimated EPS ranging from $0.20 below estimated EPS to $0.20 above estimated EPS for each year, estimates of excess capital to maintain Tier 1 capital levels (assuming growth of risk-weighted assets of 5% per year from 2007 through 2011), and illustrative terminal multiples ranging from 9.5x estimated 2012 earnings to 13.5x estimated 2012 earnings (based on an existing trading multiple of 11.5x next twelve months earnings). Goldman Sachs discounted the illustrative free cash flows and terminal values using an illustrative discount rate of 9.1%. The following table presents the results of this analysis:

Illustrative per
Share Value
Indications*

Illustrative Terminal Multiples of 9.5x-13.5x and Variance from IBES Median Estimates of EPS of +/- $0.20 per year**	$50.21-$70.32

*	Assumes a Tier 1 Capital Ratio of 8.28% for 2007 and 8.5% for 2008-2012, which is approximately equal to the median of Wachovia’s large market capitalization peers.

**	Assumes illustrative discount rate equal to 9.1%.

Illustrative Recapitalization Scenario.  Goldman Sachs analyzed certain A.G. Edwards capitalization ratios to those of selected brokerage companies for the most recently reported fiscal period:

•	Selected brokerage companies:

•	Wachovia Securities, LLC;

•	Raymond James Financial, Inc.;

•	Jefferies Group, Inc.; and

•	Piper Jaffray Companies.

	Selected Statistics*
	Excess Net	Tangible
	Regulatory Capital	Equity/Tangible
Company	($mm)	Assets	Debt/Total Capital

A.G. Edwards	$747	39.6%	0.0%
Peer High	$347	43.9%	5.6%
Peer Low	$237	10.9%	43.9%
Peer Median	$289	23.3%	38.1%

*	Statistics calculated from information available in most recently available public filings.

Goldman Sachs then analyzed the potential impact of an illustrative share repurchase ranging from $200 million to $500 million on 2009 fiscal year (year-end February 28, 2009) IBES estimated earnings per share. The analysis assumed that the first $200 million of the repurchase was funded through available liquid assets at an illustrative pre-tax opportunity cost of 5.0% and that any additional repurchase was funded through a debt issuance at an illustrative pre-tax cost of 6.5%. In addition, the analysis assumed that the shares would be repurchased at illustrative prices ranging from the May 29, 2007 closing share price up to a 10% premium to the closing share price on May 29, 2007. The results of the illustrative analysis showed a 2009 fiscal year EPS increase ranging from 1.3% to 4.1% and excess regulatory capital ranging from $747 million in the no repurchase scenario to $247 million in the $500 million scenario.

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the brokerage industry since August 20, 1997:

•	UBS/Paine Webber;

•	RBC/Dain Rauscher;

•	Citigroup/Legg Mason;

•	First Union/EVEREN;

•	Regions/Morgan Keegan;

•	UBS/Piper Jaffray;

•	RBC/Tucker Anthony;

•	U.S. Bancorp/Piper Jaffray;

•	KeyCorp/McDonald Investments;

•	Paine Webber/ J.C. Bradford & Co.;

•	First Union/Wheat First; and

•	UBS/McDonald Investments.

For each of the selected transactions, Goldman Sachs calculated and compared the ratio of the aggregate consideration to the target’s net revenue for the latest twelve months, the ratio of the aggregate consideration to the target’s earnings for the latest twelve months and the ratio of aggregate consideration to the target’s tangible book value based on the most recent publicly available public information prior to transaction announcement and compared these to the ratios for the proposed transaction. Goldman Sachs also calculated the premia offered compared to the market price of the target’s common stock one day prior to the announcement of the transaction.

The following table presents the results of this analysis:

			Price/Net		Price/
			Revenue		Earnings		Price/		Premium/
Date of Announcement	Target	Acquiror	(LTM)		(LTM)		TBV		Market

12-July-2000	Paine Webber	UBS	2.2	x	19.2	x	4.1	x	47.2%
28-September-2000	Dain Rauscher	RBC	1.3	x	13.4	x	3.8	x	18.9%
24-June-2005	Legg Mason	Citigroup	1.6	x	13.2	x	2.5	x	N/A
26-April-1999	EVEREN	First Union	1.5	x	18.8	x	2.9	x	26.5%
18-December-2000	Morgan Keegan	Regions	1.8	x	16.7	x	3.0	x	38.9%
11-April-2006	Piper Jaffray	UBS	2.2	x	N/A		N/A		N/A
1-August-2001	Tucker Anthony	RBC	1.0	x	21.2	x	2.3	x	0.2%
14-December-1997	Piper Jaffray	U.S. Bancorp	1.3	x	NM		3.9	x	25.2%
15-June-1998	McDonald	KeyCorp	2.0	x	17.7	x	3.4	x	13.6%
28-April-2000	J.C.Bradford & Co.	Paine Webber	N/A		N/A		N/A		N/A
20-August-1997	Wheat First	First Union	0.9	x	13.4	x	3.0	x	N/A
6-September-2006	McDonald Investment	UBS	1.4	x	N/A		N/A		N/A
Low			0.9	x	13.2	x	2.3	x	0.2%
Median			1.5	x	17.2	x	3.0	x	25.2%
High			2.2	x	21.2	x	4.1	x	47.2%
Wachovia and A.G. Edwards Proposed Merger			2.3	x	22.5	x	3.3	x	17.4%

Source: SNL Financial, IBES estimates and most recently available public filings.

Pro Forma Merger Analysis.  Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the merger using market data and IBES estimates as of May 29, 2007, and financial data as of February 28, 2007 for A.G. Edwards and as of March 31, 2007, for Wachovia. The pro forma analysis assumed that the transaction closes on September 30, 2007, that the combined entity will have an effective corporate tax rate of 38.5%, that cash earnings are equal to IBES estimated earnings, plus intangible asset amortization expense, that total restructuring charges will be equal to $1.5 billion pre-tax, phased in from the date of the closing through mid-2009, that assets for the combined entity will grow 5% per year and that the pre-tax cost of funding the consideration is 5.00%. Goldman Sachs also assumed that the excess of the purchase price over A.G. Edwards’ tangible book value is allocated first to identifiable intangibles in the amount of approximately $315 million and second to transaction goodwill. Based on discussions with the management of Wachovia, the pro forma analysis assumes annual pre-tax cost savings of approximately $650 million phased in 50% in 2008 and 100% thereafter.

For each of the years 2008 and 2009, Goldman Sachs compared the projected earnings per share of Wachovia’s common stock, on a standalone basis, to the projected earnings per share of the common stock of the combined companies. Based on such analyses, the proposed transaction would be accretive to Wachovia’s stockholders on an earnings per share basis in all of the above scenarios in the years 2008 and 2009.

In addition, based on the current annual dividends paid on A.G. Edwards common stock of $0.80 per share and Wachovia common stock of $2.24 per share and the number of Wachovia shares to be received by a holder of A.G. Edwards common stock, a holder of an A.G. Edwards share would receive an additional $1.41 annually in dividends on a pro forma per share basis.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman

Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to A.G. Edwards or Wachovia or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the A.G. Edwards board of directors as to the fairness from a financial point of view of the merger consideration, taken in the aggregate, to be received by the holders of shares of A.G. Edwards common stock.

These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of A.G. Edwards, Wachovia, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’-length negotiations between A.G. Edwards and Wachovia and was approved by the A.G. Edwards board of directors. Goldman Sachs provided advice to A.G. Edwards during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to A.G. Edwards or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the A.G. Edwards board of directors was one of many factors taken into consideration by the A.G. Edwards board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix B.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to A.G. Edwards in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided certain investment banking services to Wachovia from time to time, including having acted as co-lead manager with respect to the offering by Wachovia of its 5.80% Wachovia Income Trust Securities (aggregate principal amount $2,500,000,000) in February 2006 and having acted as a financial advisor in connection with Wachovia’s acquisition of Westcorp and all of the outstanding shares of WFS Financial Inc. not owned by Westcorp in March 2006. Goldman Sachs also may provide investment banking services to A.G. Edwards and Wachovia in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such service to A.G. Edwards, Wachovia and their respective affiliates, may actively trade the debt and equity securities of A.G. Edwards and Wachovia (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. During the past two years, Goldman Sachs and its affiliates have received aggregate fees for services unrelated to the transaction of approximately $21.2 million from, or as a result of its relationship with, A.G. Edwards and its affiliates, approximately $19.0 million of which was in the form of net management and transfer fees paid by clients of A.G. Edwards to Goldman Sachs in respect of mutual fund accounts distributed by A.G. Edwards. Goldman Sachs or its affiliates may also have received fees for other services from A.G. Edwards or its affiliates during this period that were not material to Goldman Sachs.

A.G. Edwards & Sons, Inc. and Goldman Sachs Asset Management, respectively affiliates of A.G. Edwards and Goldman Sachs, have selling and other related agreements under which A.G. Edwards & Sons, Inc. distributes mutual funds that are advised or sponsored by Goldman Sachs Asset Management and performs certain distribution, shareholder servicing, and/or recordkeeping activities with respect to these mutual funds.

The board of directors of A.G. Edwards selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement executed May 30, 2007, A.G. Edwards engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, A.G. Edwards has agreed to pay Goldman Sachs a transaction fee of $20,000,000 all of which is contingent upon the outcome of the transaction. In addition, A.G. Edwards has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Certain Persons in the Merger

Some of A.G. Edwards’ directors and executive officers have interests in the merger other than their interests as A.G. Edwards stockholders. The A.G. Edwards and Wachovia boards were aware of these different interests and considered them, among other matters, in adopting the merger agreement and the transactions it contemplates.

Indemnification and Insurance.  The merger agreement provides that, upon merger completion, Wachovia will, to the fullest extent permitted by law, indemnify, defend and hold harmless all present and former directors, officers and employees of A.G. Edwards and its subsidiaries against all costs and liabilities arising out of actions or omissions occurring at or before merger completion to the same extent as directors, officers and employees of A.G. Edwards and its subsidiaries are indemnified or have the right to advancement of expenses under A.G. Edwards’ or its subsidiaries’ certificate of incorporation and by-laws, any indemnification agreements of A.G. Edwards or its subsidiaries and to the fullest extent permitted by law.

The merger agreement also provides that for a period of six years after merger completion, Wachovia will provide director’s and officer’s liability insurance for the present and former officers and directors of A.G. Edwards with respect to claims arising from facts or events occurring before the merger is completed. This director’s and officer’s liability insurance will contain at least the same coverage and amounts, and terms and conditions as in effect prior to the merger, but subject to a cap on premiums of not more than 250% of the annual premium paid by A.G. Edwards.

A.G. Edwards Stock Options.  Employees, including executive officers, have received, from time to time, grants of stock options, restricted stock awards or restricted stock units (phantom stock) under A.G. Edwards’ applicable stock incentive plans. The merger agreement provides that, upon completion of the merger, each A.G. Edwards stock option will be converted into a Wachovia stock option based on an implied exchange ratio based on the value of the total consideration assuming 100% stock consideration. In addition, restricted shares and phantom shares based on A.G. Edwards stock outstanding immediately before completing the merger will be converted upon the completion of the merger into a number of restricted shares or phantom shares of Wachovia based on an implied exchange ratio based on the value of the total consideration assuming 100% stock consideration.

Under the terms of the A.G. Edwards stock incentive plans, these stock awards do not vest upon merger completion. In connection with entering into the merger agreement, Wachovia and A.G. Edwards agreed that A.G. Edwards may amend its stock incentive plans to provide that those stock awards will vest in full following the merger in the event that an award-holder’s employment is terminated due to displacement, death, or retirement or in the event Wachovia becomes subject to a change in control. A.G. Edwards stock options so vested shall remain exercisable for the remainder of their original term. In the event of a termination of employment described above, the non-competition restriction applicable to those stock awards shall lapse.

As of the date of this proxy statement-prospectus, A.G. Edwards executive officers held unvested options to acquire an aggregate of [ ● ] shares of A.G. Edwards common stock at a weighted average exercise price of $[ ● ], and [ ● ] unvested restricted shares (or restricted units) of A.G. Edwards common stock.

A.G. Edwards Profit Sharing and Excess Profit Sharing Plans.  In connection with entering into the merger agreement, Wachovia and A.G. Edwards agreed that A.G. Edwards may amend its Retirement and Profit Sharing Plan and Excess Profit Sharing Deferred Compensation Plans (together, the “Profit Sharing Plans”) to provide that (a) in addition to the existing vesting rights provided under the Profit Sharing Plans, if, during the two-year period following merger completion, the employment of any participant in those plans, including the employment of an executive officer, is terminated due to displacement, the participant’s Profit Sharing Plan accounts shall vest in full, and (b) from merger completion until December 31, 2007 (or February 29, 2008 if the merger doesn’t occur before December 31, 2007), the Profit Sharing Plans will continue in effect without amendment (except as may be required by applicable law), with contributions to be made generally on the same basis as contributions were made with respect to the 2006 plan year, to the extent that the amounts of contributions are accrued or are being accrued on the financial statements of A.G. Edwards in the ordinary course consistent with past practice.

Retention Awards.  Wachovia and A.G. Edwards also agreed in the merger agreement that A.G. Edwards may establish a cash retention bonus pool of, in the aggregate, $15 million (the “Pre-Closing Retention Pool”), to be granted to employees by Mr. Bagby, A.G Edwards’ Chairman and Chief Executive Officer. Following merger completion, if a retention award or portion thereof is forfeited by a participant, Mr. Bagby may reallocate the retention award (or unpaid portion thereof) to other legacy employees of A.G. Edwards, subject to Wachovia’s approval. Following merger completion, Wachovia shall honor the Pre-Closing Retention Pool and the awards granted thereunder.

Certain Tax Matters.  Wachovia agreed that A.G. Edwards may enter into agreements with any and all “disqualified individuals” (as defined in Section 280G of the Internal Revenue Code) to provide that the individual’s aggregate “excess parachute payments” (as defined in Section 280G of the Internal Revenue Code) in connection with the merger will be reduced to the extent necessary so the individual is not subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, provided that the reduction will place the individual in a better-after tax position than had the payments not been reduced, but only to the extent that the reduction will not result in any taxes being imposed under Section 409A of the Internal Revenue Code.

Also, A.G. Edwards may enter into agreements with eight A.G. Edwards’ executive officers, including Mr. Bagby (which agreements will be assumed by White Bird Holdings after the merger), that will provide additional payments to make those individuals whole on an after-tax basis from taxes imposed on them by reason of Sections 280G and 4999 of the Internal Revenue Code (“Gross-ups”), if any, in connection with the merger; provided, however, that (i) each agreement shall state (a) a maximum amount in respect of which A.G. Edwards shall pay for Gross-up, and (b) that none of Wachovia, A.G. Edwards, White Bird Holdings nor any of their affiliates shall be liable for any amounts under the agreements in excess of the lesser of the Gross-up and that maximum amount, and (ii) the total amount payable under all eight agreements shall (x) be, in the aggregate, no more than $50 million, and (y) no later than immediately prior to the merger, be deposited into a grantor trust established for the benefit of those individuals to satisfy the obligations under the agreements.

Annual Incentive Awards.  Wachovia and A.G. Edwards agreed that participants in the A.G. Edwards Corporate Executive Bonus Plan and the 2004 Performance Plan for Executives shall be entitled to bonus awards for the period from March 1, 2007 through merger completion based on the bonus pool accrual schedules for fiscal 2008 established by the A.G. Edwards board of directors in February 2007, but only to the extent that the amount of those awards is accrued on the financial statements of A.G. Edwards in the ordinary course consistent with past practice. The cash portion of these incentive awards shall be paid at the time that White Bird Holdings pays cash bonuses for the 2007 calendar year to its employees; provided that, in the event the employment of an A.G. Edwards employee who participates in these bonus plans terminates due to displacement, death, disability or retirement prior to the bonus payment date, the employee shall be entitled to full payment. The stock portion of these incentive awards will be granted by Wachovia at the time Wachovia makes normal annual stock grants in the first quarter of 2008.

Also, Wachovia agreed to make grants of restricted Wachovia common stock to the employees of A.G. Edwards who are eligible for “super stock” awards based on the eligibility criteria applicable for the “super stock” awards granted by A.G. Edwards in February 2007. The aggregate value of Wachovia common stock available for these “super stock” award grants shall not exceed $25 million. The allocation methodology and the terms of the awards shall be the same as the methodology and terms of the awards granted by A.G. Edwards in February 2007.

Robert L. Bagby Employment Arrangement.  In connection with the execution of the merger agreement, Wachovia also entered into an employment arrangement with Mr. Bagby which will become effective upon merger completion. The arrangement provides that, during the term of the agreement, Mr. Bagby will serve as Chairman of Wachovia Securities, LLC, the combined retail brokerage entity and will receive an annual base salary of not less than $600,000, and for calendar years 2008 and 2009, an annual incentive award of not less than $4.5 million. Mr. Bagby’s annual incentive award from March 1, 2007 through December 31, 2007 will be determined by the A.G. Edwards incentive plan as described above under “—Annual Incentive Awards”.

Upon merger completion, Mr. Bagby will receive a Wachovia restricted stock award valued at $7.5 million, in lieu of any other annual stock award grants during the term of his arrangement. This restricted stock award will vest on the third anniversary of the date of grant, subject to his continued employment. This restricted stock award will vest earlier, however, if his employment is terminated by Wachovia without cause, or he terminates employment for good reason, death, disability or retirement, provided that retirement within six months following merger completion would require Wachovia’s consent.

If Mr. Bagby’s employment is terminated by Wachovia without cause, or he terminates employment for good reason, death, disability or retirement (provided that retirement within six months following merger completion would require Wachovia’s consent), he will also receive (i) a lump sum payment of unpaid wages, his paid time off balance and unreimbursed expenses; (ii) a lump sum payment of (a) his unpaid incentive from the prior year if it has not been paid and (b) a pro-rata bonus payment for the then-current year based on the $4.5 million minimum annual incentive; (iii) a lump sum payment equal to two times the sum of (a) his salary and (b) the greater of (x) his minimum annual incentive ($4.5 million) and (y) the highest annual cash incentive bonus paid to him for the three most recently completed calendar years; (iv) benefits continuation for two years following termination on substantially similar terms to the benefits he was receiving at the time of his termination; (v) retiree medical benefits for him, his spouse and their dependents for the remainder of their respective lives upon the expiration of post-termination benefits; (vi) vesting of his equity grants; and (vii) office space allowance of up to $5,000 per month for two years. Following such a termination, Mr. Bagby has agreed that he will be subject to a two-year non-competition and non-solicitation of customers and employees covenant.

Employment Arrangements with Other A.G. Edwards Executive Officers.  After the execution of the merger agreement, Wachovia also entered into an employment arrangement with each of Messrs. Kelly, Pautler, Miller and Diederich which will become effective upon completion of the merger. Each respective arrangement provides that, during the term of the respective agreement, Mr. Kelly will serve as Chief Operating Officer of Wachovia Securities, LLC and each of Messrs. Pautler, Miller and Diederich will serve as Executive Vice President of Wachovia Securities, LLC. Under their respective contracts, the executives will each receive an annual base salary of not less than $250,000, and Mr. Kelly will receive an annual incentive award of not less than $2 million for each of calendar years 2008 and 2009, Mr. Pautler will receive an annual incentive award of not less than $1.25 million for calendar year 2008, and each of Messrs. Miller and Diederich will receive an annual incentive award of not less than $2,350,000 for calendar year 2008. The executives’ annual incentive award from March 1, 2007 through merger completion will be determined by the A.G. Edwards incentive plan as described above under “— Annual Incentive Awards.” Mr. Kelly will be paid an additional pro rata incentive payment for the number of days that he has worked from completion of the merger until the end of 2007 and Mr. Pautler has been guaranteed that his annual bonus for 2007 will not be less than $1.25 million. For 2009, Mr. Pautler will be eligible for a bonus under the applicable Corporate & Investment Bank incentive plan.

On January 1, 2008, Mr. Pautler will receive a Wachovia restricted stock award valued at $1.1 million in lieu of any other annual stock award grants for such year and on each of January 1, 2008 and 2009, Mr. Kelly, will receive a Wachovia restricted stock award valued at $750,000 in lieu of any other annual stock award grants for such years. Mr. Kelly will also be paid an additional pro rata equity award based on the stock portion of the pre-closing bonus award for the number of days that he has worked from completion of the merger until the end of 2007 and Mr. Pautler has been guaranteed that his equity grant for 2007 will not be less than $1.1 million. If Mr. Pautler remains employed with Wachovia through December 31, 2008, he will also be paid a cash retention bonus of $1.5 million.

If, during the two-year period following completion of the merger, in the case of Mr. Kelly and during the 14 month period following completion of the merger, in the case of Messrs. Pautler, Miller and Diederich, an executive’s employment is terminated by Wachovia without cause, or in the case of Messrs. Kelly, Miller and Diederich, Wachovia breaches the employment arrangement, or in the case of Messrs. Miller and Diederich, the executive experiences a job displacement as defined in the Wachovia severance pay plan, the executive will receive:

(i)	a lump sum payment of any accrued, but unpaid wages, paid time off and unreimbursed expenses;

(ii)	any earned but unpaid incentive from the prior year;

(iii)	a lump sum cash payment equal to $6 million, in the case of Mr. Kelly and $3,033,333, in the case of Mr. Pautler, less, in each case, the sum of (x) any guaranteed bonus amount that has been paid under the agreement and (y) the grant date value of the annual equity grant to the extent vested as of the termination; and a lump sum payment of $3,033,333 in the case of Messrs. Miller and Diederich, less any guaranteed bonus amount that has been paid under the agreement;

(iv)	in the case of Messrs. Kelly and Pautler, benefits continuation for two years following termination on substantially similar terms to the benefits he was receiving at the time of his termination; and

(v)	in the case of each of Messrs. Kelly, Miller and Diederich, to the extent that his A.G. Edwards’ equity awards are not vested upon the termination, a lump sum payment equal to the value of the A.G. Edwards’ equity awards that are forfeited as a result of the termination.

Each of the executives has agreed that he will be subject to a non-competition and non-solicitation of customers and employees covenant for 12 months following the completion of the merger in the case of Mr. Kelly and 14 months from completion of the merger in the case of Messrs. Pautler, Miller and Diederich.

Restrictions on Resales by Affiliates

The shares of Wachovia common stock that A.G. Edwards stockholders will own following merger completion have been registered under the Securities Act. As a result, these Wachovia shares may be traded freely and without restriction by you if you are not deemed to be an affiliate of Wachovia, A.G. Edwards or the combined company under the Securities Act. An “affiliate” of Wachovia, A.G. Edwards or the combined company, as defined by the rules under the Securities Act, is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Wachovia, A.G. Edwards or the combined company, as the case may be. Persons that are affiliates of Wachovia or A.G. Edwards at the time the merger is submitted for vote of the A.G. Edwards stockholders or of the combined company following merger completion may not sell their shares of Wachovia common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 under the Securities Act. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of any class of capital stock.

This proxy statement-prospectus does not cover any resale of Wachovia common stock received in the merger by any person that may be deemed to be an affiliate of A.G. Edwards, Wachovia or the combined company.

Dissenters’ Appraisal Rights

Pursuant to Section 262 of the Delaware General Corporation Law, which we refer to as Section 262, holders of shares of A.G. Edwards common stock who do not wish to accept the merger consideration may dissent from the merger and elect to have the fair value of their shares of A.G. Edwards common stock (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid in cash, together with a fair rate of interest, if any. An A.G. Edwards stockholder may only exercise these appraisal rights by strictly complying with Section 262.

The following is a brief summary of the statutory procedures to be followed by holders of A.G. Edwards common stock in order to dissent from the merger and perfect appraisal rights under the Delaware General Corporation Law. This summary is not intended to be complete, and is qualified in its entirety by reference to the full text of Section 262, the text of which is attached as Appendix C to this proxy statement-prospectus.

Any holder of A.G. Edwards common stock seeking to exercise its right to dissent from the merger and demand appraisal of its shares of A.G. Edwards common stock, or wishing to preserve its right to do so, should carefully review Section 262 and is urged to consult a legal advisor.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of A.G. Edwards common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of A.G. Edwards common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, if a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of A.G. Edwards’ special meeting, A.G. Edwards must, not less than 20 days prior to the special meeting, notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This proxy statement-prospectus constitutes notice to the A.G. Edwards stockholders and Section 262 is attached as Appendix C to this proxy statement-prospectus.

An A.G. Edwards stockholder wishing to exercise the right to demand appraisal under Section 262 must satisfy each of the following conditions. The stockholder must:

•	deliver a written demand for appraisal of its shares to A.G. Edwards before the taking of the vote with respect to the merger agreement at the special meeting. This demand will be sufficient if it reasonably informs A.G. Edwards of the stockholder’s identity and that the stockholder intends thereby to demand the appraisal of its shares. A proxy or vote against the merger will not constitute such a demand. The written demand for appraisal must be in addition to and separate from any proxy the stockholder delivers or vote the stockholder casts in person;

•	not vote in favor of the merger agreement (voting against, abstaining from voting or not voting at all will satisfy this requirement). A vote in favor of the merger agreement, in person or by proxy, or the return of a signed proxy that does not contain voting instructions will, unless revoked, constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demand for appraisal; and

•	continue to hold its shares of A.G. Edwards common stock from the date of making the demand through merger completion.

All written demands for appraisal should be mailed or delivered to:

A.G. Edwards, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103
Attn: Corporate Secretary

To be effective, a demand for appraisal rights must be executed by or for the stockholder of record who held such shares of A.G. Edwards common stock on the date of making the demand, and who continuously holds such shares through the merger completion date, fully and correctly, as such stockholder’s name appears on the stock certificates.

If the shares of A.G. Edwards common stock are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all of the owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder, such as a broker, who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In that case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares of A.G. Edwards common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for making a demand for appraisal.

Within 10 days after the date the merger is completed, White Bird Holdings, as successor to A.G. Edwards, will give written notice that the merger has become effective to each stockholder who satisfied the requirements of Section 262 and has not voted in favor of adopting the merger agreement.

Within 120 days after the date the merger is completed, White Bird Holdings, as successor to A.G. Edwards, or any stockholder who has complied with Section 262 and who is otherwise entitled to appraisal rights, may file a petition in the Delaware Court of Chancery, which we refer to as the Court of Chancery, demanding a determination of the value of the A.G. Edwards common stock held by all the dissenting stockholders entitled to appraisal rights. Any dissenting stockholder desiring to file a petition is advised to file on a timely basis unless the dissenting stockholder receives notice that another stockholder of A.G. Edwards has already filed a petition. The failure to file a petition timely could nullify any previous written demand for appraisal. Notwithstanding the foregoing, at any time within 60 days after the date the merger is completed, any stockholder shall have the right to withdraw its demand for appraisal and to accept the merger consideration. Any attempt to withdraw made more than 60 days after the effectiveness of the merger will require the written approval of White Bird Holdings and no appraisal proceeding before the Court of Chancery as to any stockholder will be dismissed without the approval of the Court of Chancery, which approval may be conditioned upon any terms the Court of Chancery deems just. If White Bird Holdings does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Within 120 days after the date the merger is completed, any stockholder who has complied with Section 262 to that point in time shall be entitled to receive from White Bird Holdings, upon written request, a statement setting forth the aggregate number of shares of A.G. Edwards common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Each written statement shall be mailed within 10 days after the stockholder’s written request for such statement is received by White Bird Holdings or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to White Bird Holdings, it shall within 20 days file with the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreement as to the value of their shares has not been reached by White Bird Holdings. After notice to stockholders, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The

Court of Chancery may require the stockholders who demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining which stockholders are entitled to an appraisal, the Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Court of Chancery is to take into account all relevant factors, including the rate of interest which White Bird Holdings would have had to pay to borrow money during the pendency of the proceeding.

The Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by White Bird Holdings to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct.

The costs of the proceedings may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ or expert witness fees. Upon application of a stockholder, the Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts.

Failure to strictly follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights, in which event dissenting A.G. Edwards stockholders will be entitled to receive the merger consideration with respect to their dissenting shares. In view of the complexity of the provisions of Section 262, any stockholder considering exercising its appraisal rights under the Section 262 is urged to consult its own legal advisor.

THE MERGER AGREEMENT

The following summarizes the material provisions of the merger agreement, which is attached to this document as Appendix A and is incorporated by reference into this document. The merger agreement and the description of the material terms of the merger agreement have been included to provide investors and security holders with information regarding the terms of the merger agreement. The merger agreement and the description of the material terms of the merger agreement are not intended to provide any other factual information about A.G. Edwards, Wachovia, or their respective subsidiaries and affiliates. We urge you to read the merger agreement carefully and in its entirety.

Structure

In accordance with the terms and conditions of the merger agreement, and in accordance with Delaware law, at merger completion, A.G. Edwards will merge with and into White Bird Holdings, a wholly-owned subsidiary of Wachovia. White Bird Holdings will be the surviving corporation and will continue its corporate existence under the laws of Delaware as a wholly-owned subsidiary of Wachovia. When the merger is completed, the separate corporate existence of A.G. Edwards will terminate. White Bird Holdings’ certificate of incorporation will be the certificate of incorporation of the combined company, and White Bird Holdings’ by-laws will be the by-laws of the combined company. See “Comparison of Stockholder Rights”. After merger completion, former A.G. Edwards stockholders will own approximately 4% of the outstanding common stock of Wachovia and current Wachovia stockholders will own approximately 96% of the outstanding common stock of Wachovia.

Conversion of Stock; Treatment of Options

In the merger, each share of A.G. Edwards common stock will be converted into the right to receive 0.9844 shares of Wachovia common stock (with the appropriate number of attached stock purchase rights under Wachovia’s stockholder rights plan) and $35.80 in cash for each such share. See “Description of Wachovia Capital Stock—Shareholder Protection Rights Plan” for a description of the stock purchase rights under Wachovia’s stockholder rights plan. The exchange ratio for the stock portion of the consideration is subject to customary and proportionate adjustments in the event of stock splits, reverse stock splits or similar events with respect to Wachovia common stock before the merger is completed.

For example, if you own 100 shares of A.G. Edwards common stock immediately prior to the merger, when the proposed merger is completed, you will receive:

•	98 Wachovia common shares;

•	$3,580.00 in cash; and

•	for the fractional Wachovia common share, cash equal to 0.44 (the remaining fractional interest in a Wachovia common share) multiplied by the average of the NYSE closing price per Wachovia common share on the five trading days before the merger completion date.

A.G. Edwards Stock Options

Each employee option to acquire A.G. Edwards common stock outstanding and unexercised immediately prior to merger completion will be converted into an option to purchase Wachovia common stock, with the following adjustments:

•	the number of shares of Wachovia common stock subject to the new option will equal the product of the number of shares of A.G. Edwards common stock subject to the original option multiplied by 1.6407 (rounded down to the nearest whole share); and

•	the exercise price per share of Wachovia common stock subject to the new option will equal the quotient of the exercise price under the original option divided by 1.6407 (rounded up to the nearest cent).

This 1.6407 option exchange ratio was derived by including the cash portion of the merger consideration as if the merger consideration were all shares of Wachovia common stock rather than only 60% of the merger consideration. This 1.6407 option exchange ratio is subject to customary and proportionate adjustments in the event of stock splits, reverse stock splits or similar events before the merger is completed. The duration and other terms of each converted option will be substantially the same as the original A.G. Edwards option, except that we agreed in the merger agreement that A.G. Edwards stock options will generally vest and become exercisable in the event an optionholder’s employment is terminated by death, displacement or retirement following the merger. Options that are incentive stock options under the Internal Revenue Code will be adjusted in the manner prescribed by the Internal Revenue Code.

Wachovia will take the corporate actions that are necessary to reserve a sufficient number of shares of its common stock for issuance upon exercise of the new options. In addition, it will file appropriate registration statements with the SEC to register the shares of its common stock underlying the new options.

Restricted Stock Units

Each restricted share of A.G. Edwards common stock granted to employees pursuant to A.G. Edwards’ stock incentive plans that are issued and outstanding and subject to vesting restrictions at the time of merger completion will be converted into 1.6407 shares of restricted Wachovia common stock, having the same restrictions on transfer as the original A.G. Edwards restricted stock award. Similarly, A.G. Edwards restricted stock units, or phantom stock units, outstanding and subject to vesting restrictions at the time of merger completion will be converted into 1.6407 restricted stock units of Wachovia and will have the same vesting restrictions as the original A.G. Edwards restricted unit award, except that we agreed that the foregoing awards would generally vest and become free of restrictions in the event the holder’s employment is terminated by death, displacement or retirement. Any shares of A.G. Edwards restricted common stock that vest (or that are no longer subject to transfer restrictions) prior to merger completion will receive the merger consideration of 0.9844 shares of Wachovia common stock and $35.80 in cash.

Fixed Exchange Ratio Considerations

Because the exchange ratio with respect to the number of shares of Wachovia common stock to be issued as part of the merger consideration is fixed and because the market price of Wachovia common stock will fluctuate, the market value of the Wachovia common stock that A.G. Edwards stockholders will receive in the merger may increase or decrease both before and after the merger. However, the cash payment that holders of A.G. Edwards common stock will receive as merger consideration will not change. Based on the closing price of Wachovia common stock on May 30, 2007, the last trading day before we announced the execution of the merger agreement, approximately 60% of the value of the merger consideration was composed of Wachovia common stock and approximately 40% of the value of the merger consideration was composed of cash. The percentage of this allocation will fluctuate prior to the merger as the price of Wachovia common stock fluctuates.

Fixed exchange ratios, with no “collars”, are frequently used in mergers involving financial institutions. Such exchange ratios fix the percentage ownership of the parties in the combined company at the time the merger agreement is signed and symmetrically allocate the risks associated with movements in the price of the issuer’s stock. The use of a fixed exchange ratio is intended to capture the relative contribution of each company based on fundamental financial factors. In this respect, fixed exchange ratios reflect the intention to share risk and rewards generally presumed in stock-for-stock merger transactions.

Wachovia and A.G. Edwards believe that a fixed exchange ratio is appropriate in view of the long-term strategic purposes of the merger, including the goal to combine our companies into a platform that creates an opportunity for continued strong earnings growth. While a fixed exchange ratio exposes the recipient stockholders to a decline in nominal value if the price of the issuer’s stock falls in the period between announcement and closing, it also recognizes that Wachovia’s ultimate value will not be determined by movements in each party’s stock price between announcement and closing, but by Wachovia’s performance over time. Wachovia and A.G. Edwards believe that concerns about short-term market fluctuations generally should not outweigh judgments about longer-term value.

Exchange of Certificates; Fractional Shares

Exchange Procedures.  At merger completion, Wachovia will deposit with an exchange agent, which will be American Stock Transfer & Trust Company or another bank or trust company reasonably acceptable to each of Wachovia and A.G. Edwards, (1) certificates or, at Wachovia’s option, evidence of shares in book entry form, representing the shares of Wachovia common stock to be issued under the merger agreement and (2) sufficient cash to make the $35.80 per share cash payment as well as cash to be paid instead of any fractional shares of Wachovia common stock to be issued under the merger agreement.

Promptly after merger completion, Wachovia will mail a transmittal letter to A.G. Edwards stockholders. The transmittal letter will contain instructions about the surrender of A.G. Edwards common stock certificates for statements indicating book entry ownership of Wachovia common stock, the $35.80 per share cash payment and any cash to be paid instead of fractional shares of Wachovia common stock. A.G. Edwards stockholders may request in the transmittal letter to receive a Wachovia stock certificate instead of a statement indicating book entry ownership of Wachovia common stock.

A.G. Edwards common stock certificates should not be returned with the enclosed proxy card. They should not be forwarded to the exchange agent unless and until you receive a transmittal letter following merger completion.

A.G. Edwards common stock certificates presented for transfer after merger completion will be canceled and exchanged for, in addition to the $35.80 per share cash payment, statements indicating book entry ownership of Wachovia common stock or, if requested by an A.G. Edwards stockholder in the transmittal letter, stock certificates representing the applicable number of shares of Wachovia common stock. Any A.G. Edwards stockholder requesting that shares of Wachovia common stock be issued in a name other than that in which the certificate being surrendered is registered will have to pay to the exchange agent in advance any transfer taxes that may be owed.

After the merger, there will be no transfers of shares of A.G. Edwards common stock on the stock transfer books of A.G. Edwards or the surviving corporation.

All shares of Wachovia common stock into which shares of A.G. Edwards common stock are converted on the merger completion date will be deemed issued as of that date. After that date, former A.G. Edwards stockholders of record will be entitled to vote, at any meeting of Wachovia stockholders having a record date on or after the merger completion date, the number of whole shares of Wachovia common stock into which their shares of A.G. Edwards common stock have been converted, regardless of whether they have surrendered their A.G. Edwards stock certificates. Wachovia dividends having a record date on or after the merger completion date will include dividends on Wachovia common stock issued to A.G. Edwards stockholders in the merger. However, no dividend or other distribution payable to the holders of record of Wachovia common stock after the merger completion date will be distributed to the holder of any A.G. Edwards common stock certificates until that holder physically surrenders all of his or her A.G. Edwards common stock certificates as described above. Promptly after surrender of certificates formerly representing A.G. Edwards common stock, statements indicating book entry ownership of Wachovia common stock or, if requested by an A.G. Edwards stockholder in the transmittal letter, stock certificates to which that holder is entitled, all undelivered dividends and other distributions, the $35.80 per share cash payment and cash to be paid instead of any fractional shares of Wachovia common stock, if applicable, will be delivered to that holder, in each case without interest.

No Fractional Shares Will Be Issued.  Wachovia will not issue fractional shares of Wachovia common stock in the merger. There will be no dividends or voting rights with respect to any fractional common shares. For each fractional share of common stock that would otherwise be issued, Wachovia will pay cash in an amount equal to the fraction of a whole share that would otherwise have been issued, multiplied by the average closing sale price of Wachovia common stock on the NYSE for the five NYSE trading days immediately preceding the date the merger is completed. No interest will be paid or accrued on the cash.

None of Wachovia, A.G. Edwards or any other person will be liable to any former holder of A.G. Edwards common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed A.G. Edwards Common Stock Certificates.  A.G. Edwards stockholders who have lost a certificate representing A.G. Edwards common stock, or whose certificate has been stolen or destroyed, will be issued the Wachovia common stock payable under the merger agreement once such stockholder posts a bond in a customary amount to protect against any claim that may be made against Wachovia about ownership of the lost, stolen or destroyed certificate.

For a description of Wachovia common stock and a description of the differences between the rights of A.G. Edwards stockholders and Wachovia stockholders, see “Description of Wachovia Capital Stock” and “Comparison of Stockholder Rights”.

Effective Time

The effective time of the merger will be the time set forth in the legal documents that we will file with the Secretary of State of the State of Delaware on the date the merger is completed. We plan to complete the merger on the third business day after the satisfaction or waiver, where waiver is legally permissible, of the last remaining condition to the merger unless we agree to another date or time. See “—Conditions to Completion of the Merger”.

We anticipate that we will complete the merger during the fiscal quarter ending December 31, 2007. However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals or for other reasons. It is also possible that one or more necessary approvals may not be obtained, in which case it is possible the merger may not be completed. If we do not complete the merger by February 29, 2008, either party may terminate the merger agreement without penalty unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations under the merger agreement. See “—Conditions to Completion of the Merger” and “—Regulatory Approvals Required for the Merger”. In some cases, A.G. Edwards’ obligation to pay Wachovia a termination fee up to $270 million upon the occurrence of specified events may continue for a period of time after termination of the merger agreement. The termination fee is described under “—Termination Fee”.

Representations and Warranties

The merger agreement contains representations and warranties of each of A.G. Edwards, on the one hand, and Wachovia and White Bird Holdings, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, the representations and warranties in the merger agreement were used for the purpose of allocating risk between A.G. Edwards, on the one hand, and Wachovia and White Bird Holdings, on the other hand. You should read the representations and warranties in the merger agreement not in isolation but also in conjunction with other information about A.G. Edwards, Wachovia and their subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC. See “Where You Can Find More Information”.

The merger agreement contains representations and warranties A.G. Edwards made to Wachovia, as to, among other things:

•	its and its subsidiaries’ corporate organization and existence and the valid ownership of its significant subsidiaries;

•	its capitalization;

•	its and its subsidiaries’ authority to enter into the merger agreement and make it valid and binding;

•	the fact that the merger agreement does not breach:

•	its certificate of incorporation and by-laws,

•	applicable law, and

•	its agreements, instruments, judgments, orders or other obligations;

•	governmental approvals;

•	its financial statements and filings with the SEC;

•	the absence of any liabilities outside the ordinary course of business, any material changes in its business, and any events which would have a material adverse effect since February 28, 2007;

•	the absence of undisclosed legal proceedings and injunctions since February 28, 2007;

•	regulatory investigations and orders;

•	its regulatory status;

•	its compliance with applicable law;

•	the validity of, and the absence of material defaults under, its material contracts;

•	its employee benefit plans and related matters;

•	the filing and accuracy of its tax returns, and the tax treatment of the merger;

•	the accuracy of its books and records;

•	the inapplicability to the merger of state anti-takeover laws and the anti-takeover provisions in its certificate of incorporation and by-laws;

•	its relationships with financial advisors;

•	its compliance with the Sarbanes-Oxley Act of 2002;

•	labor law matters;

•	environmental law matters;

•	its tangible and intangible properties and its intellectual property; and

•	broker-dealer compliance matters and insurance matters.

The merger agreement contains representations and warranties of Wachovia to A.G. Edwards, as to, among other things:

•	its and its subsidiaries’ corporate organization and existence and the valid ownership of its significant subsidiaries;

•	its capitalization;

•	its and its subsidiaries’ authority to enter into the merger agreement and make it valid and binding;

•	the fact that the merger agreement does not breach:

•	its articles of incorporation and by-laws,

•	applicable law, and

•	its agreements, instruments, judgments, orders or other obligations;

•	governmental approvals;

•	its financial statements and filings with the SEC;

•	the absence of any liabilities outside the ordinary course of business, any material changes in its business, and any events which would have a material adverse effect since December 31, 2006;

•	the absence of undisclosed legal proceedings and injunctions since December 31, 2006;

•	regulatory investigations and orders;

•	its status under applicable federal banking regulations;

•	its compliance with applicable law;

•	the filing and accuracy of its tax returns, and the tax treatment of the merger;

•	the inapplicability to the merger of state anti-takeover laws and the anti-takeover provisions in its articles of incorporation and by-laws;

•	its relationships with financial advisors;

•	its compliance with the Sarbanes-Oxley Act of 2002;

•	having sufficient funds to pay the $35.80 per share cash payment on the date the merger is completed; and

•	the corporate organization and existence of White Bird Holdings, the wholly-owned subsidiary into which A.G. Edwards will merge, White Bird Holdings’ capitalization, White Bird Holdings’ conduct of business, and White Bird Holdings’ authority to enter into the merger agreement and make it valid and binding.

Conduct of Business Pending the Merger

A.G. Edwards has agreed, except as expressly contemplated by the merger agreement or as disclosed prior to the signing of the merger agreement, that it will not and will cause each of its subsidiaries not to, and will not agree to, without Wachovia’s consent:

•	conduct its business other than in the ordinary and usual course;

•	fail to use reasonable best efforts to preserve intact its business organizations, assets and other rights, and its existing relations with customers, employees and other parties;

•	take any action reasonably likely to impair materially its ability to perform its obligations under the merger agreement or complete the transactions contemplated by the merger agreement on a timely basis;

•	enter into any new material line of business or change its material brokerage, investment, underwriting, risk, asset liability management or other material operating policies;

•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any of its own stock;

•	declare or pay any dividend or distribution on any shares of its stock, other than:

•	regular quarterly dividends on its common stock at the same rate paid by it in the fiscal quarter immediately preceding signing of the merger agreement, and

•	dividends paid by any of its wholly-owned subsidiaries to it or any of its wholly-owned subsidiaries;

•	with limited exceptions, permit any additional shares of stock to become subject to new grants of rights to acquire stock;

•	issue, sell, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of capital stock or securities convertible into or exercisable for common stock;

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any assets, deposits, business or properties, except in a nonmaterial transaction in the ordinary course of business consistent with past practice;

•	acquire all or a material portion of any business entity or, except in the ordinary course of business consistent with past practice, make any other investment;

•	except in the ordinary course of business consistent with past practice, incur, create, assume or guarantee any long-term indebtedness;

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except as may be required by applicable law or regulation;

•	amend its certificate of incorporation or by-laws or comparable documents;

•	change its accounting principles, practices or methods or the actuarial assumptions underlying its benefit plans, except as required by GAAP or applicable regulatory accounting requirements;

•	enter into, amend, modify or renew any employment, consulting or severance agreements or arrangements or grant salary or wage increases or employee benefit increases except as required by applicable law, to satisfy previously existing and disclosed contractual obligations or for merit based or annual increases or arrangements with new hires, in each case in the ordinary course of business consistent with past practice;

•	terminate the employment of any employee except as required by or for violation of applicable law or for violation of employment policies or in the ordinary course of business consistent with past practice upon elimination of such employee’s position;

•	enter into, establish, adopt or amend any employee benefit plans, take any action to accelerate the vesting or exercisability of stock options, restricted shares or other compensation, change the manner in which contributions to employee benefit plans are made or determined, or add any new participants or increase the principal sum of any non-qualified retirement plan, except as required by applicable law, to satisfy previously existing and disclosed contractual obligations or for any amendments that do not increase benefits or administrative costs;

•	make or change any tax elections, or method of tax accounting;

•	make capital expenditures in excess of $5 million in the aggregate;

•	settle any claim, action or proceeding involving money damages in excess of $400,000 individually or $5 million in the aggregate or involving any admission of wrongdoing, injunctive or other nonmonetary relief or restriction or, except in the ordinary course consistent with past practice, waive or release any material rights or claims;

•	materially restructure its investment securities portfolio or the manner in which such portfolio is classified or reported, or materially alter the credit or risk concentrations associated with its businesses; or

•	enter into, amend, terminate or fail to renew any material agreement.

Wachovia has agreed, except as expressly contemplated by the merger agreement or as disclosed prior to signing the merger agreement, that it will not, and will not agree to, without A.G. Edwards’ consent:

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except as may be required by applicable law or regulation; or

•	amend its articles of incorporation or by-laws in a manner that would materially and adversely affect the rights and privileges of holders of Wachovia’s common stock or prevent or materially delay completion of the transactions described in the merger agreement.

Acquisition Proposals by Third Parties

A.G. Edwards has agreed that it will not initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal.

However, if A.G. Edwards receives an unsolicited acquisition proposal from a person other than a person A.G. Edwards negotiated with prior to the execution of the merger agreement and the A.G. Edwards board of directors concludes in good faith that it constitutes a superior proposal or would reasonably be likely to result in a superior proposal, A.G. Edwards may furnish nonpublic information and participate in negotiations or discussions if its board concludes in good faith (after considering the advice of outside counsel) that failure to take those actions would result in a violation of its fiduciary duties. Before providing any nonpublic information, A.G. Edwards must enter into a confidentiality agreement with the third party having terms no less favorable to it than the confidentiality agreement entered into by it with Wachovia. While A.G. Edwards has the right to enter into negotiations regarding a superior proposal under the foregoing circumstances, the merger agreement does not allow A.G. Edwards to terminate the merger agreement because it has received a superior proposal or entered into such negotiations.

For purposes of the merger agreement, the terms “acquisition proposal” and “superior proposal” have the following meanings:

•	The term “acquisition proposal” means, other than the transactions contemplated by the merger agreement:

•	a tender or exchange offer to acquire more than 15% of the voting power in A.G. Edwards or any of its significant subsidiaries;

•	a proposal for a merger, consolidation or other business combination involving A.G. Edwards or any of its significant subsidiaries; or

•	any other proposal to acquire more than 15% of the voting power in, or more than 15% of the business or assets of, A.G. Edwards or any of its significant subsidiaries.

•	The term “superior proposal” means a written acquisition proposal (substituting “a majority” for “more than 15%” in the first and third bullet points above) which the A.G. Edwards board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Wachovia merger and the other transactions contemplated in the merger agreement after:

•	receiving the advice of its financial advisors;

•	taking into account the likelihood and timing of completion of the proposed transaction; and

•	taking into account legal, financial, regulatory and other aspects of such proposal.

A.G. Edwards has agreed to cease immediately any activities, negotiations or discussions conducted before the date of the merger agreement with any other persons with respect to acquisition proposals and to use reasonable best efforts to enforce any confidentiality, standstill or similar agreement relating to such acquisition proposals. A.G. Edwards has also agreed to notify Wachovia within 24 hours of receiving any acquisition proposal and the substance of the proposal, and will keep Wachovia apprised of any related developments, discussions and negotiations on a current basis.

In addition, A.G. Edwards agreed to use all reasonable best efforts to obtain the required adoption of the merger agreement from its stockholders. However, if the A.G. Edwards board of directors determines in good faith (after consultation with and considering the advice of outside counsel) because of either (1) receipt of an acquisition proposal after the date of the merger agreement that the A.G. Edwards board of directors concludes in good faith constitutes a superior proposal or (2) a material development or change in circumstances that occurs or arises after the date of the merger agreement that was neither known to the A.G. Edwards board of directors nor reasonably foreseeable, it would result in a violation of its fiduciary duties to continue to recommend the merger agreement, then it may submit the merger agreement without recommendation and communicate the basis for its lack of recommendation to its stockholders. A.G. Edwards agreed that the A.G. Edwards board of directors may not take the actions referred to in the preceding sentence unless A.G. Edwards has

•	complied in all material respects with the merger agreement provision regarding acquisition proposals by third parties,

•	provided to Wachovia at least five business days’ prior written notice advising Wachovia that the A.G. Edwards board of directors intends to take such action and specifying the reasons therefor, including the terms and conditions of any superior proposal that is the basis for the proposed action and the identity of the person making the proposal, and

•	if Wachovia requests, engaged in good faith negotiations with Wachovia during that five-day period to amend the merger agreement in such a manner that any acquisition proposal no longer constitutes a superior proposal, and at the end of the five-day period, such acquisition proposal has not been withdrawn and continues to constitute a superior proposal (after taking into account any changes to the terms of the merger agreement proposed by Wachovia).

A.G. Edwards also agreed that its board may not submit any acquisition proposal to the vote of A.G. Edwards stockholders other than the merger.

Other Agreements

In addition to the agreements we have described above, we have also agreed in the merger agreement to take several other actions, including:

•	to use all reasonable best efforts to complete the merger;

•	subject to applicable law, to cooperate with each other and to prepare promptly and file all necessary documentation to obtain all required permits, consents, approvals and authorizations of third parties and governmental entities, including this proxy statement-prospectus and the registration statement for the Wachovia common stock to be issued in the merger;

•	in the case of A.G. Edwards, to use reasonable best efforts to cause each of its affiliate stockholders to deliver to Wachovia and A.G. Edwards a written agreement restricting the ability of such person to sell or otherwise dispose of any Wachovia common stock or A.G. Edwards common stock held by that person other than in compliance with federal securities laws;

•	to provide each other with information concerning our business and to give each other access to our books, records, properties and personnel and to cause our subsidiaries to do the same;

•	to keep any nonpublic information of the other party confidential;

•	to cooperate on stockholder and employee communications and press releases;

•	in the case of A.G. Edwards, to convene a special meeting of its stockholders as soon as practicable to consider and vote on the proposed merger;

•	in the case of A.G. Edwards, to take such action as is necessary to provide that, as of no later than three business days prior to the merger completion, no further shares of A.G. Edwards common stock will be purchased under the A.G. Edwards dividend reinvestment plan, provided, that such cessation of further purchases following the merger completion will be conditioned upon merger completion;

•	in the case of A.G. Edwards, to take such action as is necessary to (1) terminate the offering period as in effect as of immediately prior to the signing of the merger agreement under the A.G. Edwards employee stock purchase plan, or ESPP, as of no later than seven business days prior to the signing of the merger agreement; (2) cause any funds withheld for the benefit of the participants in the A.G. Edwards ESPP in respect of such period to be applied to the purchase of A.G. Edwards common stock in accordance with the terms of the A.G. Edwards ESPP as modified hereby; and (3) terminate the A.G. Edwards ESPP immediately upon the signing of the merger agreement;

•	not to take any actions that would cause the transactions contemplated by the merger agreement to be subject to any takeover laws or takeover provisions of A.G. Edwards’ certificate of incorporation or by-laws or Wachovia’s articles of incorporation or by-laws;

•	to give notice to the other party of any fact, event or circumstance that is reasonably likely, individually or in the aggregate, to result in any material adverse effect or that would cause or constitute a material breach of any of our respective representations, warranties, covenants or agreements in the merger agreement;

•	in the case of Wachovia, upon merger completion, to indemnify and hold harmless all past and present officers, directors and employees of A.G. Edwards and its subsidiaries to the same extent they are indemnified or have the right to advancement of expenses under A.G. Edwards’ or its subsidiaries’ certificate, by-laws and indemnification agreements and to the fullest extent permitted by law;

•	in the case of Wachovia, to use reasonable best efforts to provide directors’ and officers’ liability insurance for a period of six years after merger completion to the present and former directors and officers of A.G. Edwards or any of its subsidiaries;

•	in the case of Wachovia, to continue providing benefits coverage to employees of A.G. Edwards that is substantially similar, in the aggregate, to the benefits coverage currently provided by A.G. Edwards until the benefits transition date when such employees become participants in Wachovia benefit arrangements;

•	in the case of Wachovia, following the benefits transition date, to provide employees from A.G. Edwards who become employees of Wachovia with employee benefit coverage substantially similar to those provided to similarly situated Wachovia employees;

•	to provide participants in the A.G. Edwards Corporate Executive Bonus Plan and the 2004 Performance Plan for Executives with bonus awards for the period from March 1, 2007 through the merger completion based on the bonus pool accrual schedules for fiscal 2008 established by the A.G. Edwards board of directors in February 2007, but only to the extent that the amount of those awards are accrued on the financial statements of A.G. Edwards in the ordinary course consistent with past practice;

•	to make grants of restricted Wachovia common stock to the employees of A.G. Edwards who are eligible for “super stock” awards based on the eligibility criteria applicable for the “super stock” awards granted by A.G. Edwards in February 2007, not in excess of $25 million;

•	in the case of A.G. Edwards, to cooperate with Wachovia in order to carry out a reorganization of A.G. Edwards and its subsidiaries on terms that Wachovia deems necessary or advisable to facilitate the combination on or after merger completion of the retail brokerage business of A.G. Edwards with the retail brokerage business of Wachovia; provided, however, A.G. Edwards shall not be required to take any such action that would materially interfere with A.G. Edwards’ business, would be binding or effective prior to merger completion or that would materially delay or make less likely the merger completion or adversely affect the tax treatment of the merger for A.G. Edwards stockholders; and

•	Wachovia and A.G. Edwards together will establish a cash retention pool of, in the aggregate, up to an estimated $1.1 billion to be available for awards to be granted to Wachovia and A.G. Edwards employees, upon terms to be determined by Wachovia in consultation with Mr. Bagby, which terms will include the payment of the awards upon the earlier to occur of the end of a specified service period or a termination of a participant’s employment due to displacement.

See also “The Merger—Interests of Certain Persons in the Merger”.

Conditions to Completion of the Merger

Wachovia’s and A.G. Edwards’ obligations to complete the merger are subject to the satisfaction or written waiver, where permissible, of a number of conditions including the following:

•	A.G. Edwards stockholders’ adoption of the merger agreement being obtained;

•	the Wachovia common stock that is to be issued in the merger must be approved for listing on the NYSE (including shares to be issued following exercise of the A.G. Edwards employee stock options assumed by Wachovia) and the registration statement filed with the SEC with this document must be effective;

•	the required regulatory approvals must be obtained (and any waiting periods required by law must expire) without any conditions that would reasonably be expected to have a material adverse effect on the surviving corporation;

•	there must be no governmental statute, rule or regulation or injunction or other order preventing merger completion;

Each party’s obligations are also subject to the satisfaction or written waiver of the following conditions:

•	The party must have received an opinion of its tax counsel (Simpson Thacher in the case of Wachovia and Wachtell, Lipton in the case of A.G. Edwards) that, on the basis of facts, representations and assumptions set forth in each of these opinions, (1) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) Wachovia, White Bird Holdings and A.G. Edwards will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	the representations and warranties of the other party to the merger agreement must be true and correct, except as would not or would not reasonably be likely to have a material adverse effect, as defined in the merger agreement, and the other party to the merger agreement must have performed in all material respects all obligations required to be performed by it under the merger agreement.

It is possible that one or more required regulatory approvals necessary to complete the merger may not be obtained or may be obtained later than expected, or that one or more other conditions to the merger may not be satisfied or waived by the party permitted to do so. As discussed below, if the merger is not completed on or before February 29, 2008, either Wachovia or A.G. Edwards may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements set forth in the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before or after the merger agreement is adopted by A.G. Edwards stockholders:

•	by our mutual consent;

•	by either of us if any governmental entity that must grant a regulatory approval has denied approval of the merger by final and nonappealable action or if any governmental authority has issued any final order or taken any other final nonappealable action prohibiting the merger, but not by a party whose action or inaction caused or materially contributed to such denial or action;

•	by either of us if the merger is not completed on or before February 29, 2008, but not by a party whose action or inaction caused or materially contributed to such delay;

•	by either of us if the other party is in a continuing breach of a representation, warranty or covenant contained in the merger agreement, after 60 days’ written notice to the breaching party, as long as that breach would also allow the nonbreaching party not to complete the merger;

•	by Wachovia (but not by A.G. Edwards) if

•	the A.G. Edwards board of directors shall have failed to recommend adoption of the merger agreement or shall have withdrawn, modified or qualified in any manner adverse to Wachovia such recommendation or shall have taken any other action or made a statement inconsistent with such recommendation;

•	A.G. Edwards shall have materially breached its obligations by failing to take all action necessary to convene and hold the special meeting in accordance with the merger agreement or shall have materially breached its obligations by failing to prepare and mail to its stockholders the proxy statement-prospectus in accordance with the merger agreement;

•	A.G. Edwards shall have materially breached the terms of the merger agreement relating to non-solicitation of third party acquisition proposals in any respect adverse to Wachovia;

•	A.G. Edwards negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger (and 20 days shall have elapsed without those negotiations having been discontinued); or

•	a tender offer or exchange offer for 25% or more of the outstanding shares of A.G. Edwards common stock is commenced and the A.G. Edwards board of directors recommends that A.G. Edwards stockholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the 10 business days period specified in Rule 14e-2(a) of the Exchange Act.

The failure of A.G. Edwards to obtain the stockholder vote required for the merger will not by itself give either company the right to terminate the merger agreement. As long as no other termination event has occurred, both companies will remain obligated to continue to use their reasonable best efforts to complete the merger until February 29, 2008, which, depending on the timing of the failed meeting, could include calling an additional stockholders’ meeting. During this period the A.G. Edwards board of directors cannot recommend or pursue any other mergers or business combination transactions unless certain steps have been followed and it is required by the directors’ fiduciary duties. Any decision by the A.G. Edwards board of directors to withdraw or adversely modify its recommendation of the merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the merger will not give A.G. Edwards the right to terminate the merger agreement. If A.G. Edwards shall have failed to obtain the stockholder vote required for the merger, the parties have agreed that they shall in good faith use their reasonable best efforts to negotiate a restructuring of the transactions in the merger agreement (it being understood that does not obligate either party to alter or change the amount or kind of the merger consideration in a manner adverse to any party or to adversely affect the tax consequences to the A.G. Edwards stockholders), and/or to resubmit the transaction to A.G. Edwards stockholders for adoption.

Termination Fee

There are certain circumstances in which A.G. Edwards will be required to pay Wachovia a termination fee of up to $270 million. This payment is required as follows:

•	if Wachovia terminates the merger agreement in the circumstances described in the last six bullet points under “—Termination of the Merger Agreement” above (i.e., the bullet points providing a termination right for Wachovia only), then A.G. Edwards shall pay the full termination fee on the business day following that termination;

•	in the event

•	(A) either party terminates the merger agreement in the circumstances described in the third bullet point under “—Termination of the Merger Agreement” above, either

•	without the A.G. Edwards special meeting having been convened (or if convened without a vote on the merger having occurred) or

•	with the A.G. Edwards special meeting having been convened but the required A.G. Edwards stockholders’ adoption not having been obtained, and

•	(B) an acquisition proposal shall have been made or communicated to A.G. Edwards’ board of directors or executive management (or any person shall have publicly announced, communicated or made known a bona fide intention to make an acquisition proposal) prior to the date of termination or the date of the A.G. Edwards special meeting, as applicable, then A.G. Edwards shall pay 10% of the termination fee on the business day following termination of the merger agreement, and if within 18 months after the date of merger agreement termination, A.G. Edwards enters into a definitive agreement with respect to or otherwise consummates any acquisition proposal, then A.G Edwards shall pay the remaining 90% of the termination fee; and

•	in the event

•	(A) either party terminates the merger agreement in the circumstances described in the third bullet point under “—Termination of the Merger Agreement” above, or Wachovia terminates the merger agreement in the circumstances described in the fourth bullet point under “—Termination of the Merger Agreement” above,

•	(B) at any time after the date of the merger agreement and before such termination there shall have been made public or communicated to the A.G. Edwards board or executive management an acquisition proposal (or any person shall have publicly announced, communicated or made known a bona fide intention to make an acquisition proposal), and

•	(C) following the occurrence of such acquisition proposal A.G. Edwards shall have breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements in the merger agreement, which breach shall have materially contributed to the failure of the merger effective time to occur prior to merger agreement termination, then A.G. Edwards shall pay 10% of the termination fee on the business day following termination of the merger agreement, and if within 18 months after the date of merger agreement termination, A.G. Edwards enters into a definitive agreement with respect to or otherwise consummates any acquisition proposal, then A.G Edwards shall pay the remaining 90% of the termination fee.

Waiver and Amendment of the Merger Agreement

At any time before merger completion, either of us may, to the extent legally allowed, waive in writing compliance by the other with any provision contained in the merger agreement. Subject to compliance with applicable law, we may amend the merger agreement by a written agreement at any time before or after A.G. Edwards stockholders adopt the merger agreement, except that after the A.G. Edwards stockholders have adopted the merger agreement, there may not be any amendment of the merger agreement that would require the merger to be resubmitted to A.G. Edwards stockholders.

Wachovia may also change the structure of the merger, as long as any change does not change the amount or type of consideration to be received by A.G. Edwards stockholders and the holders of employee options to purchase A.G. Edwards common stock, does not materially delay the timing of merger completion, does not adversely affect the tax consequences of the merger to A.G. Edwards stockholders and does not cause any of the conditions to complete the merger to be incapable of being satisfied.

Regulatory Approvals Required for the Merger

We have agreed to use all reasonable best efforts to obtain the regulatory approvals required for the merger. We refer to these approvals, along with the expiration of any statutory waiting periods related to these approvals, as the requisite regulatory approvals. These include approvals, notices or waivers thereof from the Federal Reserve Board, the NASD, the NYSE and various federal, state and foreign regulatory authorities. We have either filed or intend to complete the filing promptly after the date of this proxy statement-prospectus of applications and notifications to obtain the requisite regulatory approvals. The merger cannot proceed in the absence of the requisite regulatory approvals. It is possible that one or more requisite regulatory approvals may not be obtained or may be obtained later than expected. It is also possible that regulatory approvals obtained in connection with the proposed merger may contain conditions that adversely affect our ability to obtain the anticipated benefits of the merger. Likewise, it is also possible that the DOJ or a state attorney general may attempt to challenge the merger on antitrust grounds or that another third party may challenge our efforts to obtain regulatory approval of the merger.

We are not aware of any other material governmental approvals or actions that are required prior to merger completion other than those described below. We presently contemplate that if any additional governmental approvals or actions are required, these approvals or actions will be sought. However, it is possible that we may be unable to obtain one or more of these additional approvals or actions.

Federal Reserve Board.  The merger is subject to approval by the Federal Reserve Board under Section 4 of the Bank Holding Company Act. Wachovia filed the notification to acquire A.G. Edwards on July 9, 2007 and on August 14, 2007, the Federal Reserve Board notified Wachovia that it has approved the merger.

The Federal Reserve Board is prohibited from approving any transaction unless the transaction can reasonably be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. As part of its evaluation of a proposal under these public interest factors, the Federal Reserve Board reviews the financial and managerial resources of the companies involved, the effect of the proposal on competition in the relevant markets, the record of the relevant insured depository institutions under the Community Reinvestment Act and other public interest factors. The review of these factors relates to both the decision on the notification and the timing of that decision, as well as any conditions that might be imposed.

The Federal Reserve Board will furnish notice and a copy of the notification for approval of the merger to the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the notification from any of these agencies within this 30-day period. Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the notification submitted by Wachovia for approval of the merger, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the notification is under review by the Federal Reserve Board.

If the DOJ were to commence an antitrust action, that action would stay the effectiveness of Federal Reserve Board approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Antitrust.  Because the merger involves activities that are not subject to review by the Federal Reserve Board under Section 4 of the Bank Holding Company Act, it is partially subject to the HSR Act. The HSR Act prohibits the completion of transactions such as the merger unless the parties notify the FTC, and the DOJ in advance and a specified waiting period expires. Wachovia and A.G. Edwards filed pre-merger notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on June 15, 2007. A transaction or portion of a transaction that is notifiable under the HSR Act may not be consummated until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the filing of pre-merger notification and report forms by the parties with the FTC and DOJ. The merger received early termination of the HSR Act initial waiting period on June 22, 2007. At any time before or after the merger and the exchange of shares, the FTC or the DOJ could take whatever action under the antitrust laws it deems necessary or desirable in the public interest, including seeking to enjoin the merger or the exchange of shares, or seeking a divestiture of shares or assets.

Wachovia and A.G. Edwards also filed a pre-merger notification with the German Bundeskartellamt, the German federal agency with responsibility for antitrust review of transactions. Under German law, Wachovia and A.G. Edwards are not permitted to complete the merger until expiration or termination of a 30-day waiting period. On July 31, 2007, the Bundeskartellamt notified Wachovia that the waiting period was terminated. At any time before or after the merger and the exchange of shares, the Bundeskartellamt could take whatever action under German law it deems necessary or desirable in the public interest, including seeking to enjoin the merger or the exchange of shares, or seeking a divestiture of shares or assets.

Other Regulatory Authorities.  Approvals also will be required from certain federal, state and foreign regulatory agencies in connection with changes, as a result of the merger, in the ownership of certain businesses A.G. Edwards controls. These agencies include state securities authorities in the states in which A.G. Edwards conducts securities businesses. Approvals, notices or waivers thereof are also required by the NYSE, the Commodity Futures Trading Commission, the Financial Services Authority, the NASD, other self-regulatory organizations, the Vermont Commissioner of Insurance, and may be required by certain other regulatory agencies. Applications or notifications have been or are being filed with such regulatory authorities or self-regulatory authorities. On July 13, 2007, the NASD notified Wachovia that Wachovia’s proposed acquisition of A.G. Edwards does not require NASD approval.

Material U.S. Federal Income Tax Consequences

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to holders of A.G. Edwards common stock. This discussion addresses only those A.G. Edwards stockholders that hold their A.G. Edwards common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not address all the U.S. federal income tax consequences that may be relevant to particular A.G. Edwards stockholders in light of their individual circumstances or to A.G. Edwards stockholders that are subject to special rules, such as:

•	financial institutions,

•	investors in pass-through entities,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark to market method of accounting,

•	persons that hold A.G. Edwards common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	regulated investment companies,

•	real estate investment trusts,

•	persons whose “functional currency” is not the U.S. dollar,

•	persons who are not citizens or residents of the United States, and

•	stockholders who acquired their shares of A.G. Edwards common stock through the exercise of an employee stock option or otherwise as compensation.

The following summary is based upon the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

If a partnership or other entity taxed as a partnership holds A.G. Edwards common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Tax Consequences of the Merger Generally.  Based on representations contained in representation letters provided by Wachovia and A.G. Edwards and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the qualifications and limitations set forth above, it is the opinion of Simpson Thacher, counsel to Wachovia, and Wachtell, Lipton, counsel to A.G. Edwards, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that the material U.S. federal income tax consequences of the merger will be as follows:

•	no gain or loss will be recognized by Wachovia, White Bird Holdings or A.G. Edwards as a result of the merger;

•	gain (but not loss) will be recognized by stockholders of A.G. Edwards who receive shares of Wachovia common stock and cash in exchange for shares of A.G. Edwards common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Wachovia common stock and cash received by a stockholder of A.G. Edwards exceeds such stockholder’s basis in its A.G. Edwards common stock, and (ii) the amount of cash received by such stockholder of A.G. Edwards (except with respect to any cash received instead of fractional share interests in Wachovia common stock, which is discussed below under “—Cash Received Instead of a Fractional Share of Wachovia Common Stock”);

•	the aggregate basis of the Wachovia common stock received in the merger (including fractional shares of Wachovia common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the A.G. Edwards common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in Wachovia common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in Wachovia common stock (regardless of whether such gain is classified as capital gain or as ordinary dividend income, as discussed below under “—Additional Considerations—Recharacterization of Gain as a Dividend”); and

•	the holding period of Wachovia common stock received in exchange for shares of A.G. Edwards common stock (including fractional shares of Wachovia common stock deemed received and redeemed as described below) will include the holding period of the A.G. Edwards common stock for which it is exchanged.

If an A.G. Edwards stockholder acquired different blocks of A.G. Edwards common stock at different times or at different prices, any gain will be determined separately with respect to each block of A.G. Edwards common stock, and the cash and shares of Wachovia common stock received will be allocated pro rata to each such block of stock.

Merger completion is conditioned on, among other things, the receipt by A.G. Edwards and Wachovia of tax opinions from Wachtell, Lipton and Simpson Thacher, respectively, each dated the closing date of the merger, that for U.S. federal income tax purposes (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) Wachovia, White Bird Holdings and A.G. Edwards will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. These opinions will be based on certain assumptions and on representation letters provided by A.G. Edwards and Wachovia to be delivered at the time of closing. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither Wachovia nor A.G. Edwards intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

Taxation of Capital Gain.  Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that A.G. Edwards stockholders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such stockholders have held

(or are treated as having held) their A.G. Edwards common stock for more than one year as of the date of the merger. For A.G. Edwards stockholders that are non-corporate holders of A.G. Edwards common stock, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Additional Considerations—Recharacterization of Gain as a Dividend.  All or part of the gain that a particular A.G. Edwards stockholder recognizes could be treated as dividend income rather than capital gain if (i) such A.G. Edwards stockholder is a significant stockholder of Wachovia or (ii) such A.G. Edwards stockholder’s percentage ownership, taking into account constructive ownership rules, in Wachovia after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Wachovia common stock rather than a combination of cash and shares of Wachovia common stock in the merger. This could happen, for example, because of ownership of additional shares of Wachovia common stock by such A.G. Edwards stockholder, ownership of shares of Wachovia common stock by a person related to such A.G. Edwards stockholder or a share repurchase by Wachovia from other holders of Wachovia common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon such A.G. Edwards stockholder’s particular circumstances, including the application of certain constructive ownership rules, A.G. Edwards stockholders should consult their own tax advisor regarding the potential tax consequences of the merger to them.

Cash Received Instead of a Fractional Share of Wachovia Common Stock.  An A.G. Edwards stockholder who receives cash instead of a fractional share of Wachovia common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Wachovia. As a result, such A.G. Edwards stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

We urge you to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting.  Payments of cash to a holder of A.G. Edwards common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

An A.G. Edwards stockholder who receives Wachovia common stock as a result of the merger will be required to retain records pertaining to the merger. Each A.G. Edwards stockholder who is required to file a U.S. tax return and who is a “significant holder” that receives Wachovia common stock in the merger will be required to file a statement with the stockholder’s U.S. federal income tax return setting forth such stockholder’s basis in the A.G. Edwards common stock surrendered and the fair market value of the Wachovia common stock and cash received in the merger. A “significant holder” is an A.G. Edwards stockholder, who, immediately before the merger, owned at least 5% of the outstanding stock of A.G. Edwards.

Accounting Treatment

Wachovia will treat the merger as a purchase by Wachovia of A.G. Edwards under GAAP. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of merger completion, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after merger completion reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

All unaudited pro forma financial information contained in this proxy statement-prospectus has been prepared using the purchase method to account for the merger. The final allocation of the purchase price will be determined after the merger is completed and after completion of a thorough analysis to determine the fair values of A.G. Edwards’ tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining the companies. Accordingly, the final purchase accounting adjustments, restructuring and merger-related charges may be materially different from the unaudited pro forma adjustments presented in this document. Any decrease in the net fair value of the assets and liabilities of A.G. Edwards as compared to the information shown in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Stock Exchange Listing

Wachovia has agreed to use all reasonable best efforts to list the Wachovia common stock to be issued in the merger on the NYSE (including shares to be issued following exercise of the A.G. Edwards employee stock options assumed by Wachovia). It is a condition to merger completion that those shares be approved for listing on the NYSE, subject to official notice of issuance. Following the merger, Wachovia expects that its common stock will continue to trade on the NYSE under the symbol “WB”.

Expenses

The merger agreement provides that each party will pay its own expenses in connection with the merger and the transactions contemplated by the merger agreement. However, Wachovia and A.G. Edwards will divide equally the payment of all printing costs, filing fees and registration fees paid to the SEC in connection with the filing of this document and the payment of all fees paid for filings with governmental authorities.

Dividends

Before the merger, A.G. Edwards will coordinate with Wachovia the declaration and payment of regular quarterly cash dividends on A.G. Edwards common stock with the intent that A.G. Edwards stockholders will not receive more than one dividend, or fail to receive one dividend, for any single quarter.

After the merger, Wachovia’s dividend policy will continue, but this policy is subject to change at any time. In the third quarter of 2007, Wachovia declared a dividend of $0.64 per share of Wachovia common stock, payable on September 17, 2007 to Wachovia stockholders of record on August 31, 2007, and for the first quarter of 2008, A.G. Edwards paid a dividend of $0.20 per share of A.G. Edwards common stock. For comparison, based on the 0.9844 exchange ratio and Wachovia’s current quarterly dividend rate of $0.64 per share, following the merger, holders of A.G. Edwards common stock would receive a quarterly dividend equivalent to $0.63 per share of A.G. Edwards common stock equivalent. All dividends on Wachovia common stock will be payable when, as and if declared by its board of directors out of funds legally available for the payment of dividends by a North Carolina corporation. All dividends are also subject to certain legal limitations under federal banking law.

For further information, please see “Price Range of Common Stock and Dividends”.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Wachovia

Wachovia common stock is listed on the NYSE and traded under the symbol “WB”. The following table shows the high and low reported closing sales prices per share of Wachovia common stock on the NYSE composite transactions reporting system, and the quarterly cash dividends declared per share of Wachovia common stock for the periods indicated.

	Price Range of
	Common Stock		Dividends
	High	Low	Declared

2005
First Quarter	$56.01	49.91	0.46
Second Quarter	53.07	49.52	0.46
Third Quarter	51.34	47.23	0.51
Fourth Quarter	55.13	46.49	0.51
2006
First Quarter	57.69	51.09	0.51
Second Quarter	59.85	52.03	0.51
Third Quarter	56.67	52.40	0.56
Fourth Quarter	57.49	53.37	0.56
2007
First Quarter	58.77	53.88	0.56
Second Quarter	56.81	51.25	0.56
Third Quarter (through [ ● ])			0.64

Past price performance is not necessarily indicative of likely future performance. Because market prices of Wachovia common stock will fluctuate, you are urged to obtain current market prices for shares of Wachovia common stock.

Wachovia may repurchase shares of its common stock and may purchase shares of A.G. Edwards common stock, in accordance with applicable legal guidelines. The actual amount of shares repurchased or purchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits Wachovia and A.G. Edwards from purchasing shares of Wachovia common stock from the date this proxy statement-prospectus is first mailed to stockholders until completion of the A.G. Edwards special meeting of stockholders. From January 1, 2007 to [ ● ], 2007, Wachovia repurchased [ ● ] shares of Wachovia common stock, and [ ● ] of such repurchases have occurred since May 31, 2007, the day we announced the execution of the merger agreement. All such repurchases were conducted in accordance with applicable laws, including Rule 10b-18 of the Exchange Act.

A.G. Edwards

A.G. Edwards common stock is listed on the NYSE and traded under the symbol “AGE”. The following table shows the high and low reported closing sales prices per share of A.G. Edwards common stock on the NYSE, and the quarterly cash dividends declared per share of A.G. Edwards common stock for the periods indicated.

	Price Range of
	Common Stock		Dividends
	High	Low	Declared

2006
First Quarter	$45.70	38.66	0.16
Second Quarter	47.00	40.94	0.16
Third Quarter	46.73	38.41	0.20
Fourth Quarter	48.04	43.86	0.20
2007
First Quarter	54.56	43.17	0.20
Second Quarter	56.17	47.77	0.20
Third Quarter	59.93	51.55	0.20
Fourth Quarter	69.04	56.70	0.20
2008
First Quarter	90.44	60.70	0.20
Second Quarter (through [ ● ])

Quarters denoted as 2006, 2007 and 2008 are based on fiscal years ending February 28, 2006, 2007 and 2008, respectively.

Past price performance is not necessarily indicative of likely future performance. Because market prices of A.G. Edwards common stock will fluctuate, you are urged to obtain current market prices for shares of A.G. Edwards common stock.

Under the merger agreement, A.G. Edwards is permitted to repurchase shares of A.G. Edwards common stock. The actual amount of shares repurchased or purchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. From January 1, 2007 to [ ● ], 2007, A.G. Edwards has repurchased [ ● ] shares of A.G. Edwards common stock.

Dividend Policy

After the merger, Wachovia currently expects to pay (when, as and if declared by Wachovia’s board of directors out of funds legally available) regular quarterly cash dividends of $0.64 per share, in accordance with Wachovia’s current practice. The timing and amount of future dividends paid by corporations, including Wachovia and A.G. Edwards, is subject to determination by the applicable board of directors in its discretion and will depend upon earnings, cash requirements and the financial condition of the respective companies and their subsidiaries, applicable government regulations and other factors deemed relevant by the applicable company’s board of directors. Various United States federal and state laws limit the ability of affiliate banks to pay dividends to Wachovia and the same laws will apply following the merger. The merger agreement restricts the cash dividends that may be paid on A.G. Edwards common stock pending merger completion. See “The Merger Agreement—Conduct of Business Pending the Merger”. The declaration and payment of dividends pending the merger is set forth in the merger agreement. See “The Merger Agreement—Dividends”.

Moreover, Wachovia is subject to limitations on dividend capacity arising out of federal banking laws, other laws and debt instruments. See “Description of Wachovia Capital Stock”.

INFORMATION ABOUT THE COMPANIES

Wachovia

Wachovia was incorporated under the laws of North Carolina in 1967 and is registered as a financial holding company and a bank holding company under the Bank Holding Company Act. Prior to our merger in September 2001 with the former Wachovia Corporation, Wachovia’s name was “First Union Corporation”. Wachovia provides a wide range of commercial and retail banking and trust services through full-service banking offices in Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Kansas, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and Washington, D.C. Wachovia also provides various other financial services, including asset and wealth management, mortgage banking, credit card, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services through its subsidiaries. Wachovia has approximately 3,400 full-service financial centers and more than 770 retail brokerage offices.

At June 30, 2007, Wachovia had consolidated total assets of approximately $719.9 billion, consolidated total deposits of approximately $413.7 billion and consolidated stockholders’ equity of approximately $69.3 billion. Based on total assets at June 30, 2007, Wachovia was the fourth largest bank holding company in the United States.

Wachovia’s principal executive offices are located at One Wachovia Center, Charlotte, North Carolina 28288-0013, and the telephone number is (704) 374-6565.

Since the 1985 Supreme Court decision upholding regional interstate banking legislation, Wachovia has concentrated its efforts on building a large, diversified financial services organization in attractive banking markets in the United States. Since November 1985, Wachovia has completed over 100 banking-related acquisitions.

Wachovia continually evaluates its operations and organizational structures to ensure they are closely aligned with its goal of maximizing performance in core business lines. When consistent with overall business strategy, Wachovia may consider the disposition of certain assets, branches, subsidiaries or lines of business. While acquisitions are no longer a primary business activity, Wachovia continues to explore routinely acquisition opportunities, particularly in areas that would complement core business lines, and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected.

White Bird Holdings

White Bird Holdings is a newly formed Delaware corporation and a wholly-owned subsidiary of Wachovia. White Bird Holdings was formed solely for the purpose of effecting the proposed merger with A.G. Edwards and has not carried on any activities other than in connection with the proposed merger.

White Bird Holdings’ principal executive offices are located at 301 South College Street, Charlotte, North Carolina 28288, and the telephone number is (704) 374-6565.

A.G. Edwards

A.G. Edwards is a Delaware corporation and is a financial services holding company incorporated in 1983 whose principal subsidiary, A.G. Edwards & Sons, Inc., is the successor to a partnership founded in 1887. A.G. Edwards and its subsidiaries provide securities and commodities brokerage, investment banking, trust services, asset management, financial and retirement planning, insurance products, and other related financial services to individual, corporate, governmental, municipal and institutional clients through one of the industry’s largest retail branch distribution systems. At May 31, 2007, A. G. Edwards had 743 locations in 50 states, the District of Columbia, London, England and Geneva, Switzerland and 15,368 full-time employees, including 6,623 financial consultants providing services for approximately 3.2 million active client accounts. At May 31, 2007, A.G. Edwards had consolidated total assets of approximately $5.1 billion and consolidated stockholders’ equity of approximately $2.2 billion.

The principal office of A.G. Edwards is located at One North Jefferson Avenue, St. Louis, Missouri 63103, and the telephone number is (314) 955-3000.

DESCRIPTION OF WACHOVIA CAPITAL STOCK

As a result of the merger, A.G. Edwards stockholders will receive shares of Wachovia common stock. Your rights as stockholders of Wachovia will be governed by North Carolina law and the articles of incorporation and by-laws of Wachovia. The following description of the material terms of Wachovia’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon merger completion. We urge you to read the applicable provisions of North Carolina law, Wachovia’s articles of incorporation and by-laws and federal law governing bank holding companies carefully and in their entirety.

Common Stock

Wachovia is authorized to issue up to 3 billion shares of common stock, par value $3.33 1/3 per share.

Voting and Other Rights.  Subject to the rights of any holders of any class of preferred stock outstanding, holders of Wachovia common stock will be entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters. Directors are elected in non-contested elections by a majority of the votes cast, and Wachovia stockholders do not have the right to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights.  Wachovia common stock does not entitle its holders to any preemptive rights, subscription rights or conversion rights.

Assets upon Dissolution.  In the event of liquidation, holders of Wachovia common stock would be entitled to receive proportionately any assets legally available for distribution to Wachovia stockholders with respect to shares held by them, subject to any prior rights of any Wachovia preferred stock then outstanding.

Distributions.  Subject to the rights of holders of any class of preferred stock outstanding, holders of Wachovia common stock will be entitled to receive the dividends or distributions that the Wachovia board of directors may declare out of funds legally available for these payments. The payment of distributions by Wachovia will be subject to the restrictions of North Carolina law applicable to the declaration of distributions by a corporation. Under North Carolina law, a corporation may not make a distribution if as a result of the distribution the company would not be able to pay its debts, or would not be able to satisfy any preferential rights preferred stockholders would have if the company were to be dissolved at the time of the distribution.

Pursuant to an indenture between Wachovia and Wilmington Trust Company, as trustee, and an indenture between Wachovia and U.S. Bank, National Association, as trustee, in each case under which Wachovia junior subordinated debt securities were issued, Wachovia agreed that it generally will not pay any dividends on, or acquire or make a liquidation payment with respect to, any of Wachovia’s capital stock, including Wachovia common stock, Wachovia preferred stock and Wachovia class A preferred stock if, at any time, there is a default under the respective indenture or a related Wachovia guarantee or Wachovia has deferred interest payments on the securities issued under the respective indenture. In connection with a corporate reorganization of a Wachovia subsidiary, The Money Store LLC, Wachovia agreed that it could declare or pay a dividend on Wachovia common stock only after quarterly distributions of an estimated $1.8 million have been paid in full on The Money Store LLC preferred units for each quarterly period occurring prior to the proposed common stock cash dividend.

As a bank holding company, Wachovia’s ability to pay distributions will be affected by the ability of its banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as Wachovia, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Restrictions on Ownership.  The Bank Holding Company Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Wachovia. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of Wachovia. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Wachovia, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Antitakeover Provisions.  Wachovia’s articles and by-laws contain various provisions which may discourage or delay attempts to gain control of Wachovia. Wachovia’s articles include provisions:

•	authorizing the board of directors to fix the size of the board between nine and 30 directors;

•	authorizing directors to fill vacancies on the board occurring between annual stockholder meetings, except that vacancies resulting from a director’s removal by a stockholder vote may only be filled by a stockholder vote;

•	providing that directors may be removed only for a valid reason and only by majority vote of shares entitled to vote in electing directors, voting as a single class;

•	authorizing only the board of directors, Wachovia’s Chairman or President to call a special meeting of stockholders, except for special meetings called under special circumstances for classes or series of stock ranking superior to common stock; and

•	requiring an 80% stockholder vote by holders entitled to vote in electing directors, voting as a single class, to alter any of the above provisions.

Wachovia’s by-laws include specific conditions governing the conduct of business at annual stockholders’ meetings and the nominations of persons for election as Wachovia directors at annual stockholders’ meetings.

Preferred Stock

General.  Wachovia is authorized to issue up to 10 million shares of preferred stock, no par value, and 40 million shares of class A preferred stock, no par value. Wachovia’s board of directors are authorized to issue preferred stock and class A preferred stock in one or more series, to fix the number of shares in each series, and to determine dividend rates, liquidation prices, liquidation rights of holders, redemption, conversion and voting rights and other series terms. All shares of each series of Wachovia preferred stock must be of equal rank and have the same powers, preferences and rights and are subject to the same qualifications, limitations and restrictions, except with respect to dividend rights, redemption prices, liquidation amounts, terms of conversion or exchange and voting rights. Shares of Wachovia class A preferred stock rank prior to Wachovia common stock and on a parity with or junior to (but not prior to) Wachovia preferred stock or any series thereof, in respect of the right to receive dividends and/or the right to receive payments out of the net assets of Wachovia upon any involuntary or voluntary liquidation, dissolution or winding up of Wachovia. Subject to the foregoing, the terms of any particular series of Wachovia class A preferred stock may vary as to priority.

Dividend Equalization Preferred Shares (DEPs)

In connection with Wachovia’s merger in 2001 with the former Wachovia Corporation, it issued approximately 97 million shares of Dividend Equalization Preferred Shares, or DEPs, out of an authorized 500 million DEPs, no par value. The DEPs were authorized to be issued solely in connection with that merger and are not available for future issuance.

Ranking Upon Dividend Declaration and Upon Liquidation or Dissolution.  With regard to the receipt of dividends, the DEPs rank junior to any class or series of preferred stock established by Wachovia’s board of directors and rank equally with Wachovia’s common stock. With regard to distributions upon liquidation or dissolution of Wachovia, the DEPs rank junior to any class or series of preferred stock established by Wachovia’s board of directors after September 1, 2001 and rank senior to the common stock for the $0.01 liquidation preference described below.

Cancellation.  DEPs that are redeemed, purchased or otherwise acquired by Wachovia or any of its subsidiaries will be cancelled and may not be reissued.

Dividends.  Following payment of Wachovia’s fourth quarter dividend in December 2003, holders of the DEPs are no longer entitled to receive future dividend payments. This is because Wachovia paid in excess of $1.20 per share in dividends in the aggregate over the preceding four quarters.

Assets Upon Dissolution.  In the event of liquidation, holders of DEPs will be entitled to receive, before any distribution is made to the holders of common stock or any other junior stock, but after any distribution to any class or series of preferred stock established by Wachovia’s board of directors after September 1, 2001, an amount equal to $0.01 per DEP, together with any accrued and unpaid dividends (whether or not earned or declared). The holders of DEPs will have no other right or claim to any of the remaining assets of Wachovia.

Redemption, Conversion and Exchange.  The DEPs are not convertible or exchangeable. The DEPs may be redeemed, at Wachovia’s option and with 30 to 60 days prior notice, after December 31, 2021, for an amount equal to $0.01 per DEP, together with any accrued and unpaid dividends.

Voting Rights.  Holders of DEPs will not have voting rights, except those required by applicable law.

Shareholder Protection Rights Plan

Wachovia has a rights plan for the protection of its stockholders that could discourage unwanted or hostile takeover attempts that are not approved by Wachovia’s board. The rights plan allows holders of Wachovia common stock to purchase shares in either Wachovia or an acquiror at a discount to market value in response to specified takeover events that are not approved in advance by Wachovia’s board. The rights plan is expected to continue in effect after the merger as Wachovia’s rights plan.

The Rights.  On December 19, 2000, Wachovia’s board declared a dividend of one preferred share purchase right for each Wachovia common share outstanding. The rights currently trade with, and are inseparable from, the common stock.

Exercise Price.  Each right allows its holder to purchase from Wachovia one one-hundredth of a Wachovia participating class A preferred share for $105. This portion of a preferred share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock.

Exercisability.  The rights will not be exercisable until:

•	ten days after a public announcement by Wachovia that a person or group has obtained beneficial ownership of 10% or more of Wachovia’s outstanding common stock; or

•	ten business days after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 10% or more of Wachovia’s outstanding common stock.

The date when the rights become exercisable is referred to in the rights plan as the “separation time”. After that date, the rights will be evidenced by rights certificates that Wachovia will mail to all eligible holders of common stock. A person or member of a group that has obtained beneficial ownership of 10% or more of Wachovia’s outstanding common stock may not exercise any rights even after the separation time.

Consequences of a Person or Group Becoming an Acquiring Person.  A person or group that acquires beneficial ownership of 10% or more of Wachovia’s outstanding common stock is called an “acquiring person”.

Flip In.  Once Wachovia publicly announces that a person has acquired 10% or more of its outstanding common stock, Wachovia can allow for rights holders, other than the acquiring person, to buy $210 worth of its common stock for $105. This is called a “flip-in”. Alternatively, Wachovia’s board may elect to exchange 2 shares of Wachovia common stock for each right, other than rights owned by the acquiring person, thus terminating the rights.

Flip Over.  If, after a person or group becomes an acquiring person, Wachovia merges or consolidates with another entity, or if 50% or more of Wachovia’s consolidated assets or earning power are sold, all holders of rights, other than the acquiring person, may purchase shares of the acquiring company at half their market value.

Wachovia’s board may elect to terminate the rights at any time before a flip-in occurs. Otherwise, the rights are currently scheduled to terminate in 2010.

The rights will not prevent a takeover of Wachovia. However, the rights may cause a substantial dilution to a person or group that acquires 10% or more of our common stock unless Wachovia’s board first terminates the rights. Nevertheless, the rights should not interfere with a transaction that is in Wachovia’s and its stockholders’ best interests because the rights can be terminated by the board before that transaction is completed.

The complete terms of the rights are contained in the “Shareholder Protection Rights Agreement”. The foregoing description of the rights and the rights agreement is qualified in its entirety by reference to the agreement. A copy of the rights agreement can be obtained upon written request to Wachovia Bank, National Association, 301 South College Street, Charlotte, North Carolina 28288-0206.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Wachovia stockholders are governed by the North Carolina Business Corporation Act, which we refer to as the NCBCA, Wachovia’s articles of incorporation and by-laws. The rights of A.G. Edwards stockholders are governed by the Delaware General Corporation Law, which we refer to as the DGCL, A.G. Edwards’ certificate of incorporation and by-laws. After the merger, the rights of A.G. Edwards and Wachovia stockholders will be governed by the NCBCA and Wachovia’s articles of incorporation and by-laws. The following discussion summarizes the material differences between the rights of A.G. Edwards stockholders and the rights of Wachovia stockholders. We urge you to read Wachovia’s articles of incorporation, Wachovia’s by-laws, A.G. Edwards’ certificate of incorporation, A.G. Edwards’ by-laws, the NCBCA and the DGCL carefully and in their entirety.

Authorized Capital Stock

Wachovia.  Wachovia’s articles of incorporation authorize it to issue up to 3 billion shares of common stock, par value $3.33 1/3 per share, 10 million shares of preferred stock, no-par value per share, 40 million shares of class A preferred stock, no-par value per share, and 500 million DEPs. As of June 30, 2007, there were 1,903,014,678 shares of Wachovia common stock issued and outstanding, no shares of preferred stock outstanding, and approximately 96 million shares of DEPs outstanding. See “Description of Wachovia Capital Stock”.

A.G. Edwards.  The authorized capital stock of A.G. Edwards consists of 550 million shares of common stock, par value $1.00 per share, and 4 million shares of preferred stock, par value $25.00 per share. As of August 13, 2007, there were 75,792,790 shares of A.G. Edwards common stock issued and outstanding, and no shares of A.G. Edwards preferred stock were outstanding.

Size of Board of Directors

Wachovia.  Wachovia’s articles of incorporation provide for Wachovia’s board to consist of not less than nine nor more than 30 directors. The exact number is fixed by Wachovia’s board from time to time and is currently fixed at 18.

A.G. Edwards.  A.G. Edwards’ by-laws provide for the A.G. Edwards board of directors to consist of not less than three nor more than 15 directors. This number may be changed by the A.G. Edwards board of directors. The number of directors of A.G. Edwards is currently fixed at seven.

Classes of Directors

Wachovia.  Wachovia’s articles of incorporation have been amended to provide that, beginning with the election of directors at Wachovia’s 2008 annual meeting of stockholders, Wachovia’s board is to be elected annually for one-year terms. Prior to Wachovia’s 2008 annual meeting of stockholders, Wachovia’s board has been divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term. Holders of shares of Wachovia common stock do not have the right to cumulate their votes in the election of directors.

A.G. Edwards.  The board of directors of A.G. Edwards is classified into three classes of directors. Each director serves for a three-year term. At each annual stockholders’ meeting, approximately one-third of the board of directors is elected. As a result, control of the board of directors of A.G. Edwards cannot be changed in one year. A holder of shares of A.G. Edwards common stock has the right to one vote for each share of A.G. Edwards common stock held by such stockholder. Holders of shares of A.G. Edwards common stock do not have the right to cumulate their votes in the election of directors.

Elections of Directors

Wachovia.  Wachovia’s articles of incorporation have been amended to provide that, beginning with the election of directors at Wachovia’s 2008 annual meeting of stockholders, nominees for election to Wachovia’s board in uncontested director elections must receive a majority of votes cast in order to be elected. Prior to

Wachovia’s 2008 annual meeting of stockholders, nominees for election as Wachovia directors were elected by a plurality of votes cast. In the case of contested elections, Wachovia directors will continue to be elected by a plurality of votes cast.

A.G. Edwards.  Nominees for election to the A.G. Edwards board are elected by a plurality of votes cast at the applicable meeting.

Removal of Directors

Wachovia.  Under NCBCA Section 55-8-08, the stockholders may remove one or more directors with or without cause unless the articles of incorporation provide that the directors may be removed only for cause. Wachovia’s articles of incorporation provided that, except for directors elected under specified circumstances by holders of any stock class or series having a dividend or liquidation preference over Wachovia common stock, Wachovia directors may be removed only for cause and only by a majority vote of the shares then entitled to vote in the election of directors, voting together as a single class.

A.G. Edwards.  The DGCL provides that no director of a corporation having a classified board of directors, like that of A.G. Edwards, may be removed from office, by vote or other action by stockholders or otherwise, except for cause. Such removal for cause requires the affirmative vote of A.G. Edwards stockholders who hold at least a majority of the voting power of A.G. Edwards’ issued and outstanding capital stock that is entitled to vote for the election of directors.

Filling Vacancies on the Board of Directors

Wachovia.  Under Wachovia’s articles of incorporation, any vacancy occurring in Wachovia’s board shall be filled by a majority of the remaining directors unless the vacancy is a result of the director’s removal by a vote of the stockholders. In that case, the vacancy may be filled by a stockholder vote at the same meeting.

A.G. Edwards.  A.G. Edwards’ certificate of incorporation provides that any vacancies on the A.G. Edwards board of directors for any reason shall be filled only by the A.G. Edwards board, acting by a majority of the directors then in office. Stockholders shall have no right to take action to fill such vacancies. The new director will hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified.

Nomination of Director Candidates by Stockholders

Wachovia.  Wachovia’s by-laws establish procedures that stockholders must follow to nominate persons for election to Wachovia’s board. The stockholder making the nomination must deliver written notice to Wachovia’s Secretary between 60 and 90 days before the annual meeting at which directors will be elected. However, if less than 70 days’ notice is given of the meeting date, that written notice by the stockholder must be delivered by the tenth day after the day on which the meeting date notice was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The nomination notice must set forth certain information about the person to be nominated similar to information required for disclosure in proxy solicitations for director election pursuant to Exchange Act Regulation 14A, and must also include the nominee’s written consent to being nominated and to serving as a director if elected. The nomination notice must also set forth certain information about the person submitting the notice, including the stockholder’s name and address and the class and number of Wachovia shares that the stockholder owns of record or beneficially. The meeting chairman may, if the facts warrant, determine that a nomination was not made in accordance with Wachovia’s by-law provisions, and the defective nomination will be disregarded. These procedures do not apply to any director nominated under specified circumstances by holders of any stock class or series having a dividend or liquidation preference over Wachovia common stock.

A.G. Edwards.  Under A.G. Edwards’ by-laws, at any annual or special meeting of stockholders, an A.G. Edwards stockholder may nominate one or more persons for election as directors only if such stockholder has given notice of intent to make such nomination by delivering written notice of such intent to the Secretary of A.G. Edwards not less than 60 nor more than 90 days prior to the meeting; provided, however, that if less than

70 days’ notice of prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the date on which the notice of such meeting was mailed or such public disclosure was made.

Any such notice must include the following information:

•	the name and address of the stockholder intending to make the nomination;

•	the name and address of the person or persons to be nominated;

•	a written statement from any proposed nominee for director that the person consents to be named as a nominee and to serve as director if elected;

•	a representation that the stockholder is a holder of record of A.G. Edwards common stock entitled to vote at such meeting and whether the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons;

•	a description of all arrangements or understandings, if any, between the stockholder and each nominee and any other person or persons pursuant to which any nomination or nominations are to be made by the stockholder; and

•	such other information regarding each nominee by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the A.G. Edwards board.

Anti-Takeover Provisions

Wachovia.  North Carolina has two anti-takeover statutes, The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act. These statutes restrict business combinations with, and the accumulation of shares of voting stock of, certain North Carolina corporations. In accordance with the provisions of these statutes, Wachovia elected not to be covered by the restrictions imposed by these statutes. As a result, these statutes do not apply to Wachovia. In addition, North Carolina has a Tender Offer Disclosure Act, which contains certain prohibitions against deceptive practices in connection with making a tender offer and also contains a filing requirement with the North Carolina Secretary of State that has been held unenforceable as to its 30-day waiting period.

A.G. Edwards.  Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity if the transaction is caused by the interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:

•	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•	upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•	the business combination is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws, but A.G. Edwards has not done so.

A.G. Edwards’ certificate of incorporation requires the vote of the holders of 70% of the outstanding shares of A.G. Edwards common stock (including 50% of the shares held by stockholders other than the

“related person”) to approve a transaction or a series of transactions with a “related person” that would result in A.G. Edwards being merged into or with another corporation or securities of A.G. Edwards being issued in a transaction that would permit control of A.G. Edwards to pass to another entity, or similar transactions having the same effect. An exception exists in cases in which certain price criteria are satisfied. A.G. Edwards’ certificate of incorporation defines the term “related person” generally as a person who is the beneficial owner, directly or indirectly, of 20% or more of A.G. Edwards’ common stock.

Rights Plan

Wachovia.  Wachovia has a rights plan for the protection of its stockholders, which will be in effect following the merger. This plan is described above in the section entitled “Description of Wachovia Capital Stock—Shareholder Protection Rights Plan”.

A.G. Edwards.  A.G. Edwards does not have a stockholder protection rights plan.

Calling Special Meetings of Stockholders

Wachovia.  A special meeting of stockholders may be called for any purpose only by Wachovia’s board, by Wachovia’s chairman of the board or by Wachovia’s president.

A.G. Edwards.  Pursuant to A.G. Edwards’ by-laws, a special meeting of stockholders may be called for any purpose by A.G. Edwards’ President or Chairman of the Board and shall be called by the President or Secretary at the request in writing of a majority of the A.G. Edwards board. This by-law provision may not be amended or repealed without the approval of 70% of the outstanding shares of A.G. Edwards common stock.

Stockholder Proposals

Wachovia.  Wachovia’s by-laws establish procedures a stockholder must follow to submit a proposal for a Wachovia stockholder vote at an annual stockholders’ meeting. The stockholder making the proposal must deliver written notice to Wachovia’s Secretary between 60 and 90 days prior to the meeting. However, if less than 70 days’ notice of the meeting is given, that written notice by the stockholder must be so delivered not later than the tenth day after the day on which such meeting date notice was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The stockholder proposal notice must set forth:

•	a brief description of the proposal and the reasons for its submission;

•	the name and address of the stockholder, as they appear on Wachovia’s books;

•	the classes and number of Wachovia shares the stockholder owns; and

•	any material interest of the stockholder in that proposal other than the holder’s interest as a Wachovia stockholder.

The meeting chairman may, if the facts warrant, determine that any proposal was not properly submitted in accordance with Wachovia’s by-laws, and the defective proposal will not be submitted to the meeting for a stockholder vote.

A.G. Edwards.  A.G. Edwards’ by-laws contain specific provisions relating to stockholder proposals. These are described above under “—Nomination of Director Candidates by Stockholders”.

Notice of Stockholder Meetings

Wachovia.  Wachovia’s by-laws provide that Wachovia must notify stockholders between ten and 60 days before any annual or special meeting of the date, time and place of the meeting. Wachovia must briefly describe the purpose or purposes of a special meeting or where otherwise required by law.

A.G. Edwards.  Pursuant to A.G. Edwards’ by-laws, written notice of the annual stockholders’ meeting shall be given to stockholders entitled to vote not less than ten nor more than 60 days before the date of the meeting. The A.G. Edwards’ by-laws also provide that written notice of a special stockholders’ meeting, stating the time, place and object of the meeting, shall be given to stockholders entitled to vote not less than ten nor more than 60 days before the date fixed for the special meeting.

Indemnification of Directors and Officers

Wachovia.  The NCBCA contains specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that:

•	a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as a director or officer, unless limited by the articles of incorporation, and

•	a corporation may indemnify a director or officer if he is not wholly successful in that defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that when a director or officer is liable to the corporation, the corporation may not indemnify him.

The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or by-laws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute. The NCBCA does not permit eliminating liability with respect to:

•	acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation;

•	any liability for unlawful distributions;

•	any transaction from which the director derived an improper personal benefit; or

•	acts or omissions occurring prior to the date the provisions became effective.

Wachovia’s by-laws provide for the indemnification of Wachovia’s directors and executive officers by Wachovia against liabilities arising out of their status as directors or executive officers, excluding any liability relating to activities which were, at the time taken, known or believed by such person to be clearly in conflict with the best interests of Wachovia. Wachovia’s articles of incorporation eliminate personal liability of each Wachovia director to the fullest extent the NCBCA permits.

A.G. Edwards.  Under the DGCL, a Delaware corporation may indemnify directors, officers, employees and other representatives from liability if the person acted in good faith and in a manner reasonably believed by the person to be in or not opposed to the best interests of the corporation, and, in any criminal actions, if the person had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines the person is fairly and reasonably entitled to indemnification. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized by the DGCL is not exclusive and is in addition to any other rights granted under the certificate of incorporation or by-laws of the corporation or to any agreement with the corporation. A.G. Edwards’ certificate of incorporation and by-laws provide that A.G. Edwards shall indemnify its directors, officers, employees and other representatives to the fullest extent permitted by law.

Amendments to Articles/Certificate of Incorporation and By-Laws

Wachovia.  Under North Carolina law, an amendment to the articles of incorporation generally requires the board to recommend the amendment, and either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon, to approve the amendment, depending on the amendment’s nature. In accordance with North Carolina law, Wachovia’s board may condition the proposed amendment’s submission on any basis. Under certain circumstances, the affirmative vote of holders of at least two-thirds, or in some cases a majority, of the outstanding Wachovia preferred stock or Wachovia class A preferred stock is needed to approve an amendment to the articles of incorporation. In addition, amendments to provisions of Wachovia’s articles of incorporation or Wachovia’s by-laws related to the maximum and minimum number of directors, or the authority to call special stockholders’ meetings, require the approval of not less than 80% of the outstanding Wachovia shares entitled to vote in the election of directors, voting together as a single class. An amendment to Wachovia’s by-laws generally requires either the stockholders or Wachovia’s board to approve the amendment. Wachovia’s board generally may not amend any by-law the stockholders approve, in addition to the other restrictions against the board amending the by-laws.

A.G. Edwards.  Under the DGCL, the A.G. Edwards board of directors must propose an amendment to A.G. Edwards’ certificate of incorporation, and A.G. Edwards stockholders must approve the amendment by a majority of outstanding shares entitled to vote. A.G. Edwards’ certificate of incorporation provides that it may be amended in the manner Delaware law prescribes, provided that holders of 70% of the then-outstanding shares of A.G. Edwards capital stock must approve amendments to certain provisions of A.G. Edwards’ certificate of incorporation relating to business combinations, the number of directors, and the classified board of directors. A.G. Edwards’ by-laws may be amended by the A.G. Edwards board of directors or by A.G. Edwards stockholders, although the holders of 70% of the outstanding shares of A.G. Edwards common stock must approve certain by-laws amendments.

LEGAL MATTERS

The validity of the Wachovia common stock to be issued in connection with the merger has been passed upon for Wachovia by Ross E. Jeffries, Jr., Senior Vice President and Deputy General Counsel of Wachovia, 301 South College Street, Charlotte, North Carolina 28288. Mr. Jeffries owns shares of Wachovia common stock and has options to purchase additional shares of Wachovia common stock.

Certain matters related to the United States federal income tax consequences of the merger have been passed upon for Wachovia and A.G. Edwards by Simpson Thacher and Wachtell, Lipton, respectively.

EXPERTS

The consolidated balance sheets of Wachovia Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included in Wachovia’s 2006 Annual Report which is incorporated by reference in Wachovia’s Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2006 consolidated financial statements of Wachovia Corporation refers to the fact that Wachovia Corporation changed its method of accounting for mortgage servicing rights, stock-based compensation and pension and other postretirement plans in 2006.

The consolidated financial statements of A.G. Edwards, Inc. as of February 28, 2007 and 2006, and for each of the three years in the period ended February 28, 2007, and management’s report on the effectiveness of internal control over financial reporting as of February 28, 2007 incorporated in this prospectus by reference from the A.G. Edwards’ Annual Report on Form 10-K for the year ended February 28, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports on the consolidated financial statements and financial statement schedule each expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption, in fiscal year 2006, of Statement of Financial Accounting Standards No. 123 (revised 2004), “Shared-Based Payment,” and, the change in accounting policy for the recognition of equity awards granted to retirement-eligible employees effective fiscal year 2007, and the retrospective adjustment to the fiscal year 2006 consolidated financial statements for the change), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS FOR NEXT YEAR

Wachovia

If the merger is completed, A.G. Edwards stockholders will become stockholders of Wachovia. Stockholder proposals intended to be included in Wachovia’s proxy statement and voted on at Wachovia’s regularly scheduled 2008 Annual Meeting of Stockholders must be received at Wachovia’s offices at One Wachovia Center, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary, on or before November 10, 2007. Applicable SEC rules and regulations govern the submission of stockholder proposals and our consideration of them for inclusion in next year’s proxy statement and form of proxy.

Pursuant to Wachovia’s by-laws, in order for any business not included in the proxy statement for the 2008 Annual Meeting of Stockholders to be brought before the meeting by a stockholder entitled to vote at the meeting, the stockholder must give timely written notice of that business to Wachovia’s Corporate Secretary. That meeting is scheduled to be held on April 22, 2008, and to be timely, the notice must not be received any earlier than January 18, 2008 (90 days prior to April 17, 2008, the first anniversary of Wachovia’s 2007 annual meeting date), nor any later than February 17, 2008 (60 days prior to April 17, 2008). If the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from April 22, 2008, the notice must be received no earlier than the 90th day prior to the 2008 annual meeting and not later than either the 60th day prior to the 2008 annual meeting or the tenth day after public disclosure of the actual meeting date, whichever is later. The notice must contain the information required by our by-laws. A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time-frames described above. A copy of our by-laws is available upon request to: Wachovia Corporation, 301 South College Street, Charlotte, North Carolina 28288-0013, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

A.G. Edwards

If the merger occurs, there will be no A.G. Edwards annual meeting of stockholders for 2008. In that case, stockholder proposals must be submitted to Wachovia’s Corporate Secretary in accordance with the procedures described above. In case the merger is not completed, according to A.G. Edwards’ by-laws, A.G. Edwards will provide notice of the annual meeting not less than 10 days nor more than 60 days before the date of the meeting. In order to be considered for inclusion in the proxy statement and proxy for A.G. Edwards’ 2008 annual meeting of stockholders, if it is held at all, stockholder proposals would need to be received by the Secretary of A.G. Edwards no later than January 16, 2008. In order for any business not included in the proxy statement and proxy for A.G. Edwards’ 2008 annual meeting of stockholders to be brought before the meeting, if held, by a stockholder entitled to vote at the meeting, the stockholder must give written notice of that business to A.G. Edwards’ Secretary in accordance with the procedures described in A.G. Edwards’ by-laws and summarized under “Comparison of Stockholder Rights—Nomination of Director Candidates by Stockholders”. Applicable SEC rules and regulations govern the submission of stockholder proposals and our consideration of them, both for inclusion in next year’s proxy statement and for bringing such business before the meeting.

OTHER MATTERS

As of the date of this proxy statement-prospectus, the A.G. Edwards board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. If any other matters properly come before the A.G. Edwards special meeting, or any adjournment or postponement of the meeting, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the A.G. Edwards board of directors.

WHERE YOU CAN FIND MORE INFORMATION

Wachovia has filed a registration statement with the SEC under the Securities Act that registers the distribution to A.G. Edwards stockholders of the shares of common stock of Wachovia to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Wachovia, A.G. Edwards and common stock of these companies. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

In addition, Wachovia (File No. 1-10000) and A.G. Edwards (File No. 1-8527) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, like Wachovia and A.G. Edwards, that file electronically with the SEC. The address of the site is http://www.sec.gov. Wachovia’s address on the World Wide Web is http://www.wachovia.com, and

A.G. Edwards’ address is http://www.agedwards.com. The information on our web sites is not a part of this document.

You can also inspect reports, proxy statements and other information about Wachovia and A.G. Edwards at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows Wachovia and A.G. Edwards to “incorporate by reference” information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Wachovia and A.G. Edwards have previously filed with the SEC (other than the portions of those documents not deemed to be filed). They contain important information about our companies and their financial condition.

WACHOVIA FILINGS	PERIOD OR DATE FILED

Annual Report on Form 10-K	Year ended December 31, 2006
Proxy Statement on Schedule 14A	Filed March 9, 2007
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007 and June 30, 2007
Current Reports on Form 8-K
January 23, 2007, February 13, 2007, February 15, 2007, February 21, 2007, April 16, 2007, April 18, 2007, May 8, 2007, May 31, 2007, May 31, 2007, June 28, 2007, July 20, 2007, August 21, 2007 and [ ● ]

The description of Wachovia common stock set forth in the registration statement on Form 8-A12B filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.
The description of the rights agreement, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

A.G. EDWARDS FILINGS	PERIOD OR DATE FILED

Annual Report on Form 10-K	Year ended February 28, 2007
Proxy Statement on Schedule 14A	Filed May 15, 2007
Quarterly Reports on Form 10-Q	Quarter ended May 31, 2007
Current Reports on Form 8-K	March 29, 2007, May 2, 2007, May 31, 2007, June 5, 2007, June 21, 2007 and [ ● ]
The description of A.G. Edwards common stock set forth in the registration statement on Form 8-A12B filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

Wachovia and A.G. Edwards incorporate by reference additional documents that either company may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the dates of their respective special meetings (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Wachovia has supplied all information contained or incorporated by reference in this document relating to Wachovia, as well as all pro forma financial information, and A.G. Edwards has supplied all such information relating to A.G. Edwards.

You can obtain any of the documents incorporated by reference in this document through Wachovia or A.G. Edwards, as the case may be, or from the SEC through the SEC’s World Wide Web internet site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Wachovia Corporation	A.G. Edwards, Inc.
Investor Relations	Investor Relations
301 South College Street	One North Jefferson Avenue
Charlotte, North Carolina 28288	St. Louis, Missouri 63103
Telephone: (704) 374-6782	Telephone: (314) 955-3782

If you would like to request documents, please do so by [ ● ], 2007 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated May 30, 2007

among

WACHOVIA CORPORATION,

WHITE BIRD HOLDINGS, INC.

and

A.G. EDWARDS, INC.

A-i

Annex 1	Form of A.G. Edwards, Inc. Affiliate Letter	A-40

A-ii

AGREEMENT AND PLAN OF MERGER, dated May 30, 2007 (this “Agreement”), among Wachovia Corporation, a North Carolina corporation (“Wachovia”), White Bird Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Wachovia (“Merger Sub”), and A.G. Edwards, Inc., a Delaware corporation (“A.G. Edwards”).

RECITALS

A. The Proposed Transaction.  The parties intend to effect a strategic business combination through the merger of A.G. Edwards with and into Merger Sub (the “Merger”), with Merger Sub the surviving corporation (the “Surviving Corporation”).

B. Board Determinations.  The respective boards of directors of Wachovia, Merger Sub and A.G. Edwards have each determined that the Merger and the other transactions contemplated hereby are advisable and in the best interests of their respective stockholders and are consistent with, and will further, their respective business strategies and goals, and, therefore, have approved the Merger and this Agreement.

C. Approval of Stockholder of Merger Sub.  Wachovia, as the sole stockholder of Merger Sub, has approved this Agreement, the Merger and the other transactions contemplated hereby.

D. Intended Tax Treatment.  The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, Wachovia, Merger Sub and A.G. Edwards agree as follows:

ARTICLE I

Definitions; Interpretation

1.01.  Definitions.  This Agreement uses the following definitions:

“Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in A.G. Edwards or any of its Significant Subsidiaries, a proposal for a merger, consolidation or other business combination involving A.G. Edwards or any of its Significant Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business or assets of, A.G. Edwards or any of its Significant Subsidiaries, other than the transactions contemplated hereby; provided, however, that for purposes of Section 8.03(a), references in this definition to “more than 15%” shall be deemed to be references to “50% or more”.

“Advisers Act” means the Investment Advisers Act of 1940 and the rules and regulations promulgated thereunder.

“A.G. Edwards” has the meaning assigned in the Preamble.

“A.G. Edwards Affiliate” has the meaning assigned in Section 6.07.

“A.G. Edwards Board” means the board of directors of A.G. Edwards.

“A.G. Edwards Common Stock” means the common stock, par value $1.00 per share, of A.G. Edwards.

“A.G. Edwards DRIP” means a Dividend Reinvestment Plan of A.G. Edwards, if any.

“A.G. Edwards ESPP” means A.G. Edwards’ 2002 Employee Stock Purchase Plan (2005 Restatement).

“A.G. Edwards Insiders” means those officers and directors of A.G. Edwards subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

“A.G. Edwards Meeting” has the meaning assigned in Section 6.02(b).

“A.G. Edwards Preferred Stock” means the preferred stock, par value $25.00 per share, of A.G. Edwards.

“A.G. Edwards Restricted Stock” has the meaning assigned in Section 3.10(b).

“A.G. Edwards SEC Filings” has the meaning assigned in Section 5.03(g).

“A.G. Edwards Stock Option” has the meaning assigned in Section 3.10(a).

“A.G. Edwards Stock Plans” means the A.G. Edwards ESPP, A.G. Edwards’ 1988 Incentive Stock Plan, as restated as of June 27, 2005 and as amended by the First Amendment thereto dated April 3, 2006, and A.G. Edwards’ Non-Employee Director Stock Compensation Plan, as amended and restated as of March 1, 2005.

“Agreement” has the meaning assigned in the Preamble.

“Bank Secrecy Act” means the federal Bank Secrecy Act and its implementing regulations.

“BCA” means the Business Corporation Act of the State of North Carolina.

“Benefit Arrangement” means, with respect to each of Wachovia and A.G. Edwards, and their respective Subsidiaries, each of the following (a) under which any employee, individual independent contractor or any of its current or former directors has any present or future right to benefits, (b) that is sponsored or maintained by it or its Subsidiaries, or (c) under which it or its Subsidiaries has had or has any present or future liability: each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits and other employee benefit plan, agreement, program, policy or other arrangement (with respect to any of preceding, whether or not subject to ERISA).

“BHC Act” means the Bank Holding Company Act of 1956.

“business day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are required or authorized by law to be closed in St. Louis, Missouri or Charlotte, North Carolina.

“Cash Consideration” has the meaning assigned in Section 3.01(b).

“Certificate of Merger” has the meaning assigned in Section 2.03.

“CFTC” has the meaning assigned in Section 5.03(f)(1).

“Closing” has the meaning assigned in Section 2.02.

“Closing Date” has the meaning assigned in Section 2.02.

“Code” has the meaning assigned in the Recitals.

“Combined Retail Brokerage Business” has the meaning assigned in Section 6.15(a).

“Compensation and Benefits Transition Dates” has the meaning assigned in Section 6.12(a).

“Confidentiality Agreement” has the meaning assigned in Section 6.05(b).

“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Costs” has the meaning assigned in Section 6.11(a).

“Covered Employees” has the meaning assigned in Section 6.12(a).

“Disclosure Schedule” has the meaning assigned in Section 5.01.

“Dissenting Stockholder” has the meaning assigned in Section 3.07.

“Dissenting Shares” means shares of A.G. Edwards Common Stock the holders of which have perfected and not withdrawn or lost their right to dissent with respect to such shares under Section 262 of the GCL.

“Effective Time” has the meaning assigned in Section 2.03.

“Employees” means current employees and individual independent contractors of A.G. Edwards or any of its Subsidiaries.

“Environmental Laws” means the statutes, rules, regulations, ordinances, codes, orders, decrees, and any other laws (including common law) of any foreign, federal, state, local, and any other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning pollution, or protection of human health and safety or of the environment, as in effect on or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning assigned in Section 5.03(l)(4).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations thereunder.

“Exchange Agent” has the meaning assigned in Section 3.04(a).

“Exchange Fund” has the meaning assigned in Section 3.04(a)

“Exchange Ratio” has the meaning assigned in Section 3.01(a).

“FSA” has the meaning assigned in Section 5.03(f)(1).

“GAAP” means United States generally accepted accounting principles.

“GCL” means the General Corporation Law of the State of Delaware.

“Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“HOLA” means the Home Owners’ Loan Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

“Indemnified Party” has the meaning assigned in Section 6.11(a).

“Insurance Amount” has the meaning set forth in Section 6.11(b).

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means, with respect to A.G. Edwards and its Subsidiaries, trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights, in each case used by A.G. Edwards or its Subsidiaries in connection with its business.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means, with respect to Wachovia or A.G. Edwards any effect that

(a) is material and adverse to the financial condition, results of operations or business of Wachovia and its Subsidiaries, taken as a whole, or A.G. Edwards and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clause (1), (3) and (5), only to the extent that the effect of a change on it is not disproportionate to the effect of such change on comparable U.S. banking, brokerage or financial services organizations) the impact of (1) changes in banking, financial services, broker-dealer or other laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to U.S. banking, brokerage or financial services organizations generally, (3) changes in prevailing interest rates or other general economic or market conditions affecting U.S. banking, brokerage or financial services organizations generally, (4) changes resulting from the announcement of this Agreement or actions or omissions of a party to this Agreement required by this Agreement or taken with the prior written consent of, or requested by, the other party to this Agreement in contemplation of the transactions contemplated hereby and (5) changes in global or national political conditions (including the outbreak of war or acts of terrorism); provided that in no event shall a change in the trading price of the capital stock of Wachovia or A.G. Edwards, by itself, be considered to constitute a Material Adverse Effect on such entity (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); or

(b) would materially impair the ability of Wachovia or A.G. Edwards, respectively, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Material Agreements” has the meaning assigned in Section 5.03(k)(1).

“Materials of Environmental Concern” means any hazardous or toxic substances, materials, wastes, pollutants, or contaminants, including those defined or regulated as such under any Environmental Law, and any other substance the presence of which may give rise to liability under Environmental Law.

“Merger” has the meaning assigned in the Recitals.

“Merger Consideration” has the meaning assigned in Section 3.01(b).

“Merger Sub” has the meaning assigned in the Preamble.

“Merger Sub Common Stock” means the common stock, par value $0.01 share, of Merger Sub.

“NASD” has the meaning assigned in Section 5.03(f)(1).

“New Certificates” has the meaning assigned in Section 3.04(a).

“New Option” has the meaning assigned in Section 3.10(a).

“NYSE” means the New York Stock Exchange.

“Old Certificates” has the meaning assigned in Section 3.04(a).

“Option Exchange Ratio” means 1.6407.

“Other Persons” has the meaning assigned in Section 6.06(a).

“party” means Wachovia, Merger Sub or A.G. Edwards.

“Patriot Act” means the USA PATRIOT Act of 2001 and the regulations promulgated thereunder.

“Pension Plan” has the meaning assigned in Section 5.03(l)(3).

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or in another paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the Section of this Agreement in question).

“Producer” has the meaning assigned in Section 5.03(w)(1).

“Proxy Statement” has the meaning assigned in Section 6.03(a).

“PSUs” has the meaning assigned in Section 3.10(b).

“Registration Statement” has the meaning assigned in Section 6.03(a).

“Regulatory Filings” has the meaning assigned in Section 5.03(v)(2).

“Representatives” means, with respect to any person, such person’s directors, officers, employees, agents, legal, financial, accounting or other advisors or any representatives of such advisors.

“Requisite A.G. Edwards Vote” has the meaning assigned in Section 5.03(e).

“Requisite Regulatory Approvals” has the meaning assigned in Section 6.10(a).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Secretary of State of the State of Delaware.

“Section 16 Information” means information regarding the A.G. Edwards Insiders, including the number of shares of A.G. Edwards Common Stock held or to be held by a A.G. Edwards Insider expected to be exchanged for Wachovia Common Stock in the Merger, and the number and description of the options to purchase shares of A.G. Edwards Common Stock held by a A.G. Edwards Insider and expected to be converted into options to purchase shares of Wachovia Common Stock in connection with the Merger.

“Securities Act” means the Securities Act of 1933 and the rules and regulations thereunder.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Stock Consideration” has the meaning assigned in Section 3.01(a).

“Subsidiary” has the meaning ascribed to such term in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Superior Proposal” means a bona fide written Acquisition Proposal which the A.G. Edwards Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its financial advisors (which shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority” and Acquisition Proposal shall only be deemed to refer to a transaction involving A.G. Edwards and not solely its Significant Subsidiaries.

“Surviving Corporation” has the meaning assigned in the Recitals.

“Takeover Laws” has the meaning assigned in Section 5.03(o).

“Takeover Provisions” has the meaning assigned in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Tax.

“Termination Fee” has the meaning assigned in Section 8.03(a).

“Transacted” has the meaning assigned in Section 5.03(w)(1).

“Wachovia” has the meaning assigned in the Preamble.

“Wachovia Board” means the board of directors of Wachovia.

“Wachovia Common Stock” means the common stock, par value $3.33 1/3 per share, of Wachovia.

“Wachovia DRIP” means the Wachovia Dividend Reinvestment and Stock Purchase Plan.

“Wachovia Preferred Stock” means, collectively, the Preferred Stock, no-par value, the Class A Preferred Stock, no-par value, and the Dividend Equalization Preferred shares, no-par value, of Wachovia.

“Wachovia Rights” means rights to purchase shares of Wachovia Stock issued under the Wachovia Rights Agreement.

“Wachovia Rights Agreement” means the Shareholder Protection Rights Agreement, dated as of December 19, 2000, between Wachovia and Wachovia Bank, National Association, as Rights Agent.

“Wachovia SEC Filings” has the meaning assigned in Section 5.04(f)(1).

“Wachovia Stock” means, collectively, the Wachovia Common Stock and the Wachovia Preferred Stock.

“Wachovia Stock Option” means an option to purchase shares of Wachovia Common Stock.

“Wachovia Stock Plans” means the Wachovia 2003 Stock Incentive Plan, the Wachovia 2001 Stock Incentive Plan, the Wachovia Employee Retention Stock Plan, the Wachovia Stock Plan, the Wachovia 1998 Stock Incentive Plan and the Wachovia 1996 Master Stock Compensation Plan.

1.02.  Interpretation.  (a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

(3) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(4) to the “transactions contemplated hereby” includes the transactions provided for in this Agreement and the Annexes to it; and

(5) to any Governmental Authority include any successor to that Governmental Authority; and

(6) to the date of this Agreement or the date hereof are to May 30, 2007.

(b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(c) The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.”

(d) The words “herein”, “hereof” or “hereunder”, and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

ARTICLE II

The Merger

2.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, A.G. Edwards will merge with and into Merger Sub at the Effective Time. At the Effective Time, the separate corporate existence of A.G. Edwards will terminate. Merger Sub will be the Surviving Corporation and will continue its corporate existence under the laws of the State of Delaware.

2.02.  Closing.  The closing of the Merger (the “Closing”) will take place in the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 10:00 a.m. on the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”).

2.03.  Effective Time.  Subject to the provisions of this Agreement, in connection with the Closing, A.G. Edwards and Merger Sub will duly execute and deliver a certificate of merger (the “Certificate of Merger”) to the Secretary of State for filing under Section 251 of the GCL. The parties will make all other filings or recordings required under the GCL, and the Merger will become effective when the Certificate of Merger is filed in the office of the Secretary of State, or at such later date or time as Wachovia and A.G. Edwards agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

2.04.  Effects of the Merger.   The Merger will have the effects prescribed by the GCL and other applicable law.

2.05.  Constituent Documents.  (a) The certificate of incorporation of Merger Sub, as in effect immediately before the Effective Time, will be the articles of incorporation of the Surviving Corporation as of the Effective Time.

(b) The by-laws of Merger Sub, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation as of the Effective Time.

2.06.  A.G. Edwards Board of Directors.  The board of directors of the Surviving Corporation shall consist of the members of the Merger Sub board of directors immediately before the Effective Time.

ARTICLE III

Consideration; Exchange Procedures

3.01.  Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of A.G. Edwards Stock and subject to Sections 3.05 and 3.10, each share of A.G. Edwards Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive:

(a) 0.9844 (the “Exchange Ratio”) of a fully paid and nonassessable share of Wachovia Common Stock (and the requisite number of Wachovia Rights issued and attached to such share under the Wachovia Rights Agreement) (the “Stock Consideration”); and

(b) $35.80 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

Notwithstanding anything in this Section 3.01 to the contrary, at the Effective Time and by virtue of the Merger, each share of A.G. Edwards Common Stock beneficially owned by Wachovia (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in A.G. Edwards’ treasury will be canceled and no shares of Wachovia Stock and no Wachovia Rights or other consideration will be issued or paid in exchange therefor.

3.02.  Cancellation of Shares.  At the Effective Time, the shares of A.G. Edwards Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist. Certificates that represented A.G. Edwards Common Stock before the Effective Time will be deemed for all purposes to represent the number of shares of Wachovia Common Stock, cash into which they were converted pursuant to Section 3.01 and cash payable pursuant to Section 3.05, and, as contemplated by the Wachovia Rights Agreement, attached Wachovia Rights.

3.03.  Rights as Stockholders; Stock Transfers.  At the Effective Time, holders of A.G. Edwards Common Stock will cease to be, and will have no rights as, stockholders of A.G. Edwards, other than rights to (a) receive any then unpaid dividend or other distribution with respect to such A.G. Edwards Common Stock having a record date before the Effective Time and (b) receive the Wachovia Common Stock provided under this Article III and cash payable pursuant to Section 3.05. After the Effective Time, there will be no transfers of shares of A.G. Edwards Common Stock on the stock transfer books of A.G. Edwards or the Surviving Corporation, and shares of A.G. Edwards Common Stock presented to the Surviving Corporation for any reason will be canceled and exchanged in accordance with this Article III.

3.04.  Exchange Procedures.  (a) As of the Effective Time, Wachovia will deposit with Wachovia’s transfer agent or with a depository or trust institution of recognized standing selected by Wachovia and reasonably satisfactory to A.G. Edwards (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of A.G. Edwards Common Stock (“Old Certificates”), (1) certificates or, at Wachovia’s option, evidence of shares in book entry form, representing the shares of Wachovia Common Stock (“New Certificates”) issuable to holders of Old Certificates under this Article III, (2) the aggregate Cash Consideration payable to holders of Old Certificates under this Article III and (3) cash payable pursuant to Section 3.05 (the “Exchange Fund”).

(b) Promptly after the Effective Time, Wachovia will send or cause to be sent to each person who was a recordholder of A.G. Edwards Common Stock immediately before the Effective Time transmittal materials for exchanging Old Certificates. Upon surrender of an Old Certificate for cancellation to the Exchange Agent together with the transmittal materials, duly executed, and such other documents as the Exchange Agent may reasonably require (including customary indemnity if any of such certificates are lost, stolen, or destroyed), the holder of such Old Certificate shall be entitled to receive in exchange therefor a certificate representing that number of New Certificates which such holder has the right to receive in respect of the Old Certificates surrendered pursuant to the provisions of this Article III and a check in respect of the Cash Consideration payable to the holder of such Old Certificates, any dividends or distributions or for fractional shares that the stockholder will be entitled to receive, and the Old Certificates so surrendered shall forthwith be canceled. No interest will be paid on any such cash or other consideration deliverable pursuant to this Article III.

(c) None of Wachovia, A.G. Edwards or the Exchange Agent will be liable to any former holder of A.G. Edwards Common Stock for any shares of Wachovia Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) Each of Wachovia and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of A.G. Edwards Common Stock such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Wachovia, the Surviving Corporation, or the

Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of A.G. Edwards Common Stock in respect of which the deduction and withholding was made by Wachovia, the Surviving Corporation or the Exchange Agent, as the case may be.

3.05.  Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares of Wachovia Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Wachovia will pay to each holder of A.G. Edwards Common Stock who would otherwise be entitled to a fractional share of Wachovia Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Wachovia Common Stock by the average of the last reported sale prices of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the last five NYSE trading days preceding the Closing Date.

3.06.  Anti-Dilution Adjustments.  If Wachovia changes (or the Wachovia Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Wachovia Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Exchange Ratio, the Cash Amount and the Option Exchange Ratio will be adjusted proportionately to account for such change.

3.07.  Dissenting Stockholders.  (a) Each Dissenting Share shall not be converted into or represent a right to receive Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Section 262 of the GCL. A.G. Edwards shall give Wachovia prompt notice upon receipt by A.G. Edwards of any demand for payment pursuant to Section 262 of the GCL and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”), and Wachovia shall have the right to participate in all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by Wachovia.

(b) If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to dissent under Section 262 of the GCL at or prior to the Effective Time, such holder’s shares of A.G. Edwards Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.

3.08.  Effect on Merger Sub Common Stock.  Each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time will remain outstanding.

3.09.  Effect on Wachovia Stock.  Each share of Wachovia Stock outstanding immediately prior to the Effective Time will remain outstanding.

3.10.  Stock Options, Restricted Stock and PSUs.  (a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding option to purchase shares of A.G. Edwards Common Stock under the A.G. Edwards Stock Plans and any other Benefit Arrangement, whether vested or unvested, exercisable or unexercisable (each, a “A.G. Edwards Stock Option”), each A.G. Edwards Stock Option that is outstanding and unexercised immediately prior thereto shall be converted into an option (a “New Option”) to purchase, on the same terms and conditions as were applicable under the terms of the stock option plan under which the A.G. Edwards Stock Option was granted and the applicable award agreement thereunder, such number of shares of Wachovia Common Stock and at such an exercise price per share determined as follows:

(1) Number of Shares.  The number of shares of Wachovia Common Stock subject to a New Option shall be equal to the product of (A) the number of shares of A.G. Edwards Common Stock purchasable upon exercise of the A.G. Edwards Stock Option as of immediately prior to the Effective Time and (B) the Option Exchange Ratio, the product being rounded down to the nearest whole share; and

(2) Exercise Price.  The exercise price per share of Wachovia Common Stock purchasable upon exercise of a New Option shall be equal to (A) the exercise price per share of A.G. Edwards Common

Stock under the A.G. Edwards Stock Option as of immediately prior to the Effective Time divided by (B) the Option Exchange Ratio, the quotient being rounded up to the nearest cent.

For the avoidance of doubt, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any restricted shares of A.G. Edwards Common Stock under the A.G. Edwards Stock Plans (including phantom stock credits representing the right to receive shares of A.G. Edwards restricted stock pursuant to the A.G. Edwards Stock Plans, such phantom stock credits, the “PSUs”, and such restricted shares, the “A.G. Edwards Restricted Stock”), (1) each award of shares of A.G. Edwards Restricted Stock shall be converted into an award of a number of restricted shares of Wachovia Common Stock, equal to the product of (x) the number of shares of A.G. Edwards Restricted Stock subject to the award as of immediately prior to the Effective Time and (y) the Option Exchange Ratio, and (2) each award of PSUs shall be converted into an award of a number of phantom stock credits representing the right to receive shares of Wachovia Common Stock equal to the product of (x) the number of PSUs as of immediately prior to the Effective Time and (y) the Option Exchange Ratio.

(c) Before the Effective Time, Wachovia shall take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Wachovia Common Stock to provide for the satisfaction of its obligations with respect to the New Options and PSUs and, to the extent not reserved for issuance pursuant to Section 3.01, assumed A.G. Edwards Restricted Stock. In no event later than the Effective Time, Wachovia shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Wachovia Common Stock issuable upon exercise of the New Options, settlement of PSUs and, to the extent shares in respect thereof were not issued pursuant to Section 3.01 and such form is applicable to and required in respect thereof, the vesting of the assumed A.G. Edwards Restricted Stock and shall maintain the effectiveness of such registration statement for so long as such New Options, assumed PSUs and shares of assumed A.G. Edwards Restricted Stock covered thereby remain outstanding.

3.11.  A.G. Edwards ESPP; A.G. Edwards DRIP.  (a) A.G. Edwards shall take such action as is necessary to provide that as of no later than three business days prior to the Closing Date no further shares of A.G. Edwards Common Stock will be purchased under the A.G. Edwards DRIP; provided, that such cessation of further purchases following the Closing Date shall be conditioned upon the consummation of the Merger.

(b) A.G. Edwards shall take such action as is necessary to (1) terminate the offering period as in effect as of immediately prior to the Effective Time under the A.G. Edwards ESPP as of no later than seven business days prior to the Effective Time; (2) cause any funds withheld for the benefit of the participants in the A.G. Edwards ESPP in respect of such period to be applied to the purchase of A.G. Edwards Common Stock in accordance with the terms of the ESPP as modified hereby; and (3) terminate the A.G. Edwards ESPP immediately upon the Effective Time.

ARTICLE IV

Conduct of Business Pending the Merger

4.01.  Forbearances of A.G. Edwards.  A.G. Edwards agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Wachovia (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  Conduct its business other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact its business organizations and assets and to maintain its rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(b) Operations.  Enter into any new material line of business; except as required by applicable law, regulation or policies imposed by any Governmental Authority, change its material brokerage, investment, underwriting, risk, asset liability management or other material operating policies or practices; make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, servicing center or other facility; or make any material changes to its products or services.

(c) Capital Stock.  Other than pursuant to Rights Previously Disclosed and outstanding on the date of this Agreement, (1) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, or (2) issue, sell or otherwise permit to become outstanding any securities convertible into or exercisable for its common stock.

(d) Dividends, Distributions, Repurchases.  (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or (B) regular quarterly dividends on its common stock with record and payment dates consistent with past practice, provided that any such dividend shall be at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof) or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock or (3) issue any securities in lieu of or substitution for its stock.

(e) Dispositions.  Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for asset dispositions in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(f) Acquisitions and Investments.  (1) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any material portion of any business entity, whether by purchase of assets, stock, deposits, properties or otherwise or (2) except in the ordinary course of business consistent with past practice, make any other investment, whether by purchase of stock or securities, contribution to capital, property transfer or purchase or otherwise.

(g) Constituent Documents.  Amend its Constituent Documents or the Constituent Documents (or similar governing documents) of any of its Significant Subsidiaries, or enter into a plan of consolidation, merger, share exchange or reorganization with any person, or a letter of intent or agreement in principle with respect thereto.

(h) Indebtedness.  Incur, create, assume or guarantee any long-term indebtedness for borrowed money (or modify the material terms of any such outstanding long-term indebtedness), other than (1) indebtedness of any Subsidiary of A.G. Edwards to A.G. Edwards or another Subsidiary of A.G. Edwards or (2) indebtedness incurred in the ordinary course of business consistent with past practice.

(i) Accounting Methods.  Implement or adopt any change in its financial or regulatory accounting principles, practices or methods or change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Arrangement, other than (with prior notice to Wachovia) as may be required by GAAP or applicable regulatory accounting requirements.

(j) Adverse Actions.  Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except (with prior notice to Wachovia) as may be required by applicable law or regulation.

(k) Compensation and Benefits.  Enter into, amend, modify (including by way of interpretation) or renew any employment, officer, consulting, severance or similar contract, agreement or arrangement with any director or Employee or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except (1) to make changes that are required by applicable law (including Section 409A of the Code), (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, (3) for merit-based or annual salary increases in the ordinary course of business and consistent with past practice, but not to exceed in the aggregate 4% of the aggregate annual salaries of the employees of A.G. Edwards and its Subsidiaries, taken as a whole, or (4) for employment arrangements (excluding stock-based compensation arrangements) for newly hired Employees (excluding executives and other key employees) in the ordinary and usual course of business consistent with past practice.

(l) Termination of Employees.  Terminate the employment of any Employee, except (1) to the extent required by applicable law or in response to violations of laws or employment or compliance policies or (2) for any Employee (excluding any executive or other key employee) in the ordinary course of business consistent with past practice wherein such termination is a result of the elimination of the Employee’s actual position, in which case A.G. Edwards shall adhere to the formula for determining severance benefits set forth in the A.G. Edwards Employee Handbook as Previously Disclosed.

(m) Benefit Plans.  Enter into, establish, adopt, amend, modify (including by way of interpretation) or renew any Benefit Arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of A.G. Edwards Stock Options, A.G. Edwards Restricted Stock, PSUs or other compensation or benefits payable under any Benefit Arrangement, fund or in any other way secure the payment of compensation or benefits under any Benefit Arrangement, change the manner in which contributions to any Benefit Arrangement are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except (1) as may be required by applicable law (including Section 409A of the Code), (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (3) amendments that do not increase benefits or result in increased administrative costs.

(n) Taxes.  Make or change any material Tax elections, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), settle or compromise any material Tax liability, claim or assessment, file any material amended Tax Return or enter into any intercompany transactions within the meaning of Treas. Reg. Sec. 1.1502-13 that would result in gains in excess of $10 million, in the aggregate.

(o) Capital Expenditures.  Make capital expenditures in excess of $5,000,000 in the aggregate.

(p) Settlements.  Settle any claim, action or proceeding involving money damages in excess of $400,000 individually or $5,000,000 in the aggregate for all settlements during the period from the date hereof through the Effective Time or involving any admission of wrongdoing, injunctive or other nonmonetary relief or restriction or, except in the ordinary course of business consistent with past practice, waive or release any material rights or claims.

(q) Investment Portfolio.  Materially restructure its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio is classified or reported, or materially alter the credit or risk concentrations associated with its businesses.

(r) Material Contracts.  Enter into, amend, terminate or fail to renew any agreement that is or would be a Material Agreement.

(s) Commitments.  Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.02.  Forbearances of Wachovia.  Wachovia agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of A.G. Edwards (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Constituent Documents.  Amend its Constituent Documents in a manner that would materially and adversely affect the rights and privileges of holders of Wachovia Common Stock or prevent or materially impede or materially delay consummation of the transactions contemplated hereby.

(b) Adverse Actions.  Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except (with prior notice to A.G. Edwards) as may be required by applicable law or regulation.

(c) Commitments.  Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.03.  Coordination of Dividends.  Until the Effective Time, A.G. Edwards will coordinate with Wachovia regarding the declaration of any dividends or other distributions with respect to A.G. Edwards Common Stock and the related record dates and payment dates, it being intended that A.G. Edwards stockholders will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of A.G. Edwards Common Stock (including the shares of Wachovia Common Stock received in exchange therefor in the Merger).

ARTICLE V

Representations and Warranties

5.01.  Disclosure Schedules.  Before entry into this Agreement, Wachovia delivered to A.G. Edwards a schedule and A.G. Edwards delivered to Wachovia a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which, subject to Section 5.02, is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or Section 5.04, as applicable, or to one or more of its covenants contained in Article IV; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.02.  Standard.  For all purposes of this Agreement, no representation or warranty of A.G. Edwards or Wachovia contained in Section 5.03 or 5.04 (other than the representations and warranties contained in Section 5.03(b) and 5.04(b), which shall be true in all material respects, and Section 5.03(g)(5)(B) and 5.04(f)(5)(B), which shall be true and correct in all respects) will be deemed untrue, and no party will be deemed to have breached a representation or warranty, or to have failed to comply with any obligation or requirement to set forth information in a disclosure schedule, as a consequence of the existence of any fact, event or circumstance, unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, as applicable, has had or is reasonably likely to have a Material Adverse Effect with respect to A.G. Edwards or Wachovia, as the case may be.

5.03.  Representations and Warranties of A.G. Edwards.  Except as (x) Previously Disclosed or (y) as set forth in A.G. Edwards’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007, and any exhibits thereto, or any other A.G. Edwards SEC Filing, and any exhibits thereto, filed or furnished with the SEC on or after February 28, 2007 and prior to the date of this Agreement (other than in the “Risk Factors” or “Forward-Looking Statements” sections thereof or other cautionary language therein), A.G. Edwards hereby represents and warrants to Wachovia as follows:

(a) Organization, Standing and Authority.  A.G. Edwards is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. A.G. Edwards is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) A.G. Edwards Stock.  The authorized capital stock of A.G. Edwards consists of 550,000,000 shares of A.G. Edwards Common Stock and 4,000,000 shares of A.G. Edwards Preferred Stock. As of the date of this Agreement, no more than 76,000,000 shares of A.G. Edwards Common Stock and no shares of A.G. Edwards Preferred Stock were outstanding. As of the date of this Agreement, no more than 7,600,000 shares of A.G. Edwards Common Stock were reserved for issuance under the A.G. Edwards Stock Plans (of which no more than 2,800,000 shares were reserved for issuance in respect of awards outstanding as of such date). The outstanding shares of A.G. Edwards Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth above and except for A.G. Edwards Stock or Rights issued or granted after the date hereof in compliance with Section 4.01, there are no shares of A.G. Edwards Stock outstanding or reserved for issuance, A.G. Edwards does not have any Rights outstanding with respect to A.G. Edwards Stock, and A.G. Edwards does not have any commitment to authorize, issue or sell any A.G. Edwards Stock or Rights. A.G. Edwards has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of A.G. Edwards Stock. No shares of A.G. Edwards Common Stock are owned by any Subsidiary of A.G. Edwards. No bonds, debentures, notes or other indebtedness having the right to vote, or being convertible into or exercisable or exchangeable for any securities having the right to vote, on any matters on which stockholders of A.G. Edwards may vote are issued or outstanding.

(c) Significant Subsidiaries.  (1) (A) A.G. Edwards owns, directly or indirectly, all the outstanding equity securities of each of its Significant Subsidiaries free and clear of any Liens, (B) no equity securities of any of A.G. Edwards’ Significant Subsidiaries are or may become required to be issued (other than to A.G. Edwards or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Significant Subsidiaries (other than to A.G. Edwards or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to A.G. Edwards’ rights to vote or to dispose of such securities, (E) all the equity securities of each Significant Subsidiary held by A.G. Edwards or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and (F) each Significant Subsidiary that is a bank or savings association is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(2) Each of A.G. Edwards’ Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

(d) Power.  A.G. Edwards and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and A.G. Edwards has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Authority.  A.G. Edwards has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver this Agreement. Subject only to receipt of the affirmative vote of the holders of a majority of the outstanding shares of A.G. Edwards Common Stock to adopt this Agreement (the “Requisite A.G. Edwards Vote”), this Agreement and the transactions contemplated hereby have been authorized by all corporate and stockholder action necessary on A.G. Edwards’ part. This Agreement is A.G. Edwards’ valid and legally binding obligation, enforceable against it in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Approvals; No Defaults.  (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by A.G. Edwards or any of its Subsidiaries in connection with the execution, delivery or performance by A.G. Edwards of this Agreement or to consummate the Merger, except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by, foreign, federal and state banking authorities, including applications and notices under the BHC Act and HOLA, (B) filing of notices, and expiration of the related waiting periods, under the HSR Act or applicable foreign antitrust laws, (C) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC, NYSE, foreign and state securities authorities, the National Association of Securities Dealers, Inc. (“NASD”), the Commodities and Futures Trading Commission (“CFTC”), applicable securities, commodities and futures exchanges, state insurance authorities, the Financial Services Authority (“FSA”) and other industry self-regulatory organizations, (D) filing of the Registration Statement and Proxy Statement with the SEC, and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (E) receipt of the Requisite A.G. Edwards Vote, and (F) filing of the Certificate of Merger.

(2) Subject to receipt of the consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of A.G. Edwards or of any of its Subsidiaries or to which A.G. Edwards or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Constituent Documents of A.G. Edwards or any of its Subsidiaries or (C) require any consent or approval under any law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date of this Agreement, A.G. Edwards is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(g) Financial Reports and SEC Filings; Material Adverse Effect.  (1) A.G. Edwards has timely filed its Annual Reports on Form 10-K for the fiscal years ended February 28, 2005, 2006 and 2007 and all other reports, registration statements, definitive proxy statements or information statements filed by A.G. Edwards or any of its Subsidiaries subsequent to February 29, 2004 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (collectively, the “A.G. Edwards SEC Filings”). The A.G. Edwards SEC Filings as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such A.G. Edwards SEC Filing (including the related notes and schedules) fairly presented in all material respects A.G. Edwards’ financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such A.G. Edwards SEC Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of A.G. Edwards and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements. As of the date hereof, A.G. Edwards has not been advised by the SEC that there are any outstanding or unresolved comments in comment letters received from the SEC staff with respect to the A.G. Edwards SEC Filings. As of the date hereof, A.G. Edwards has not been advised by the SEC that any of the A.G. Edwards SEC Filings is the subject of ongoing SEC review.

(2) As and to the extent described in the A.G. Edwards SEC Filings filed with the SEC prior to the date hereof, A.G. Edwards and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A.G. Edwards (A) has designed disclosure controls and procedures to ensure that material information relating to A.G. Edwards, including its consolidated Subsidiaries, is made known to A.G. Edwards’ management by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the A.G. Edwards Board (1) any significant deficiencies in the design or operation of internal controls which could adversely affect its ability to record, process, summarize and report financial data and has identified for its auditors any weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.

(3) Since February 28, 2006 through the date hereof, (A) neither A.G. Edwards nor any of its Subsidiaries nor, to the knowledge of A.G. Edwards, any director, officer, employee, auditor, accountant or representative of A.G. Edwards or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of A.G. Edwards or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that A.G. Edwards or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing A.G. Edwards or any of its Subsidiaries, whether or not employed by A.G. Edwards or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by A.G. Edwards or any of its Subsidiaries or their respective officers, directors, employees or agents to the A.G. Edwards Board or any committee thereof or to any director or officer of A.G. Edwards.

(4) Since February 28, 2007, A.G. Edwards and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(5) Since February 28, 2007, (A) A.G. Edwards and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events, has had or is reasonably likely to have a Material Adverse Effect with respect to A.G. Edwards.

(h) Litigation.  There is no suit, action, investigation or proceeding pending or, to A.G. Edwards’ knowledge, threatened against or affecting A.G. Edwards or any of its Subsidiaries (and A.G. Edwards is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitration outstanding against A.G. Edwards or any of its Subsidiaries.

(i) Regulatory Matters.  Neither A.G. Edwards nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of A.G. Edwards or any of its Subsidiaries. A.G. Edwards is a savings and loan holding company duly registered under HOLA and the activities conducted by A.G. Edwards and its Subsidiaries are permissible for a savings and loan holding company under Section 10(c)(2) of HOLA.

(j) Compliance with Laws.  A.G. Edwards and each of its Subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since February 29, 2004, no written notification from any Governmental Authority (A) asserting that A.G. Edwards or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization;

(4) is in compliance with all applicable listing standards of the NYSE; and

(5) has no reason to believe that any facts or circumstances exist that would cause A.G. Edwards or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder.

(k) Material Contracts; Defaults.  (1) Except for those agreements and other documents filed as exhibits to A.G. Edwards’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 or any other A.G. Edwards SEC Filing filed or furnished with the SEC on or after February 28, 2007 and prior to the date of this Agreement, neither A.G. Edwards nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (B) that by its terms (x) restricts the conduct of any line of business by A.G. Edwards or any of its Subsidiaries or A.G. Edwards’ or their ability to compete in any line of business, (y) binds A.G. Edwards or any of its Subsidiaries to any exclusive business arrangements, or (z) requires the referral to a third party of any business or business opportunity or require A.G. Edwards or any of its Subsidiaries to make available business opportunities or products or services on a priority, equal or exclusive basis (including any “preferred provider” type contracts or other agreements for products and services offered by A.G. Edwards and its Subsidiaries to their customers), (C) that relates to the acquisition by A.G. Edwards or any of its Subsidiaries of any operating business or entity or any interest therein (other than acquisitions of securities for the account of or for sale to customers in the ordinary course of business) since February 29, 2004, (D) that governs joint ventures between A.G. Edwards or any of its Subsidiaries and a third party, (E) that relates to (1) the incurrence of long-term indebtedness or (2) the borrowing of money by A.G. Edwards or any of its Subsidiaries, or the guarantee by A.G. Edwards or any of its Subsidiaries of any such obligation, in each case in this clause (2) in excess of $10,000,000, (F) with respect to employment of an officer, director or consultant, or (G) the termination of which would require the payment of termination, penalty or any other payments of $1,000,000 or more in the aggregate for any such agreement (the foregoing contracts, whether or not Previously Disclosed or disclosed in the A.G. Edwards SEC Filings, “Material Agreements”).

(2) Neither A.G. Edwards nor any of its Subsidiaries is in default under any Material Agreement and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(3) All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for A.G. Edwards’ own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in accordance with prudent business practices and all applicable laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable against A.G. Edwards or its Subsidiaries and, to A.G. Edwards’ knowledge, the applicable counterparties thereto, in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither A.G. Edwards nor any of its Subsidiaries, nor to A.G. Edwards’ knowledge, any other party thereto, is in default of any of its obligations under any such agreement or arrangement. A.G. Edwards’ financial statements contained in the A.G. Edwards SEC Filings disclose the value of such agreements and arrangements on a mark-to-market basis in accordance with GAAP (including but not limited to Financial Accounting Statement 133) as of the respective dates set forth therein.

(l) Employee Benefit Plans.  (1) All of A.G. Edwards’ Benefit Arrangements are Previously Disclosed other than those Benefit Arrangements that are de minimis. True and complete copies of all Benefit Arrangements, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Arrangements, and all amendments thereto, have been made available to the other party to the extent requested.

(2) All of A.G. Edwards’ severance plans, practices or arrangements are Previously Disclosed other than those that are de minimis.

(3) All of A.G. Edwards’ Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, are in compliance with ERISA, the Code and other applicable laws. Each of A.G. Edwards’ Benefit Arrangements which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such letter within the applicable remedial amendment period under Section 401(b) of the Code, and A.G. Edwards is not aware of any circumstances reasonably likely to result in the loss of qualification of any such Pension Plan under Section 401(a) of the Code. Each Benefit Arrangement which is intended to be part of a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code has (A) received an opinion letter from the Internal Revenue Service recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the Internal Revenue Service pursuant to Section 505(c) of the Code, and A.G. Edwards is not aware of circumstances likely to result in the loss of the exempt status of such Benefit Arrangement under Section 501(c)(9) of the Code. There is no pending or, to A.G. Edwards’ knowledge, threatened litigation (other than routine claims for benefits in the ordinary course of business) relating to A.G. Edwards’ Benefit Arrangements. Neither A.G. Edwards nor any of its Subsidiaries has engaged in a transaction with respect to any of A.G. Edwards’ Benefit Arrangements that, assuming the taxable period of such transaction expired as of the date hereof, could subject A.G. Edwards or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither A.G. Edwards nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA.

(4) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by A.G. Edwards or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with A.G. Edwards under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). None of A.G. Edwards, any of its Subsidiaries or any of its ERISA Affiliates has contributed to a “multiemployer plan”, within the meaning of Section 3(37) of ERISA, at any time within the last six years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, other than pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any of A.G. Edwards’ Pension Plans or by any of A.G. Edwards’ ERISA Affiliates within the 12-month period ending on the date hereof. No notices have been required to be sent to participants and beneficiaries or the Pension Benefit Guaranty Corporation under Section 302 or 4011 of ERISA or Section 412 of the Code.

(5) All contributions required to be made under the terms of any of A.G. Edwards’ Benefit Arrangements have been timely made or have been reflected on A.G. Edwards’ consolidated financial statements included in the A.G. Edwards SEC Filings. None of A.G. Edwards’ Pension Plans or any single-employer plan of any of A.G. Edwards’ ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and none of A.G. Edwards’ ERISA Affiliates has an outstanding funding waiver. Neither any Pension Plan nor any single-employer plan of any of

A.G. Edwards’ ERISA Affiliates has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. A.G. Edwards is not reasonably anticipating that required minimum contributions to any Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither A.G. Edwards nor any of its Subsidiaries has provided, or is required to provide, security to any of A.G. Edwards’ Pension Plans or to any single-employer plan of any of A.G. Edwards’ ERISA Affiliates pursuant to Section 401(a)(29) of the Code.

(6) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(7) Neither A.G. Edwards nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Arrangement or collective bargaining agreement, other than to provide participants therein access to such benefits, and all costs payable in order for such participants to receive such benefits is borne by such participants and not by A.G. Edwards or any such Subsidiary. Either A.G. Edwards or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(8) There has been no amendment to, announcement by A.G. Edwards or any of its Subsidiaries relating to, or change in Employee participation or coverage under, any Benefit Arrangement which would increase the expense of maintaining such Benefit Arrangement above the level of the expense incurred therefor for the most recent fiscal year. Neither A.G. Edwards’ execution of this Agreement, the performance of its obligations hereunder, the consummation of the transactions contemplated hereby, the termination of the employment of any Employees within a specified time of the Effective Time nor stockholder approval of the transactions covered by this Agreement, will (A) limit A.G. Edwards’ right, in its sole discretion, to administer or amend in any respect or terminate any of A.G. Edwards’ Benefit Arrangements or any related trust, (B) entitle any Employees to severance pay or any increase in severance pay, or (C) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of A.G. Edwards’ Benefit Arrangements. Without limiting the foregoing, as a result of the consummation of the transactions contemplated hereby (including as a result of the termination of the employment of any of A.G. Edwards’ employees within a specified time of the Effective Time) neither A.G. Edwards nor any of its Subsidiaries will be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(9) No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in a nonqualified deferred compensation plan (within the meaning of Section 409(A)(d)(1) of the Code) of A.G. Edwards or any of its Subsidiaries.

(m) Taxes.  (1) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to A.G. Edwards and its Subsidiaries have been duly, timely and accurately filed, (2) all Taxes of A.G. Edwards and its Subsidiaries that are due and payable or claimed to be due from A.G. Edwards or any of its Subsidiaries by any taxing authority (whether or not shown to be due on the Tax Returns referred to in clause (1)) have been paid in full, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (3) all Taxes that A.G. Edwards or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, and (4) no extensions or waivers of statutes of limitation have been given by or requested in writing with respect to any of A.G. Edwards’ U.S. federal income taxes or those of its Subsidiaries. A.G. Edwards has made provision in accordance with GAAP, in the financial statements included in the A.G. Edwards SEC Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by the A.G. Edwards SEC Filings filed before the date hereof. As of the date hereof, neither A.G. Edwards nor any of its Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Liens for Taxes exist with respect to any of A.G. Edwards’ assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP. Neither A.G. Edwards nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return. Neither A.G. Edwards nor any of its Subsidiaries has any gains from any intercompany transactions within the meaning of Treas. Reg. Sec. 1.1502-13, other than gains that have been recognized in accordance with such regulation prior to the date hereof. A.G. Edwards and its Subsidiaries have obtained all required documentation from customers for information reporting purposes.

(n) Books and Records.  A.G. Edwards’ books and records and those of its Subsidiaries have been fully, properly and accurately maintained in accordance with GAAP and other applicable legal and other requirements, and there are no inaccuracies or discrepancies of any kind contained or reflected therein.

(o) Takeover Laws and Provisions.  A.G. Edwards has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including Section 203 of the GCL. A.G. Edwards has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of A.G. Edwards’ Constituent Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

(p) Financial Advisors.  None of A.G. Edwards, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement, A.G. Edwards has retained Goldman, Sachs & Co. as its financial advisor, the arrangements with which have been disclosed to Wachovia prior to the date hereof. As of the date of this Agreement, A.G. Edwards has received an opinion of Goldman, Sachs & Co., issued to the A.G. Edwards Board, to the effect that, as of the date of the opinion, the Merger Consideration is fair from a financial point of view to holders of A.G. Edwards Common Stock.

(q) Sarbanes-Oxley Act.  A.G. Edwards is in compliance with the provisions, including Section 404, of the Sarbanes-Oxley Act, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate. As of the date hereof, there is no reason to believe that A.G. Edwards’ outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted by Section 404 of the Sarbanes-Oxley Act, without qualification, when due.

(r) Labor Matters.  Neither A.G. Edwards nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is A.G. Edwards or any of its Subsidiaries the subject of a proceeding asserting that A.G. Edwards or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel A.G. Edwards or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving A.G. Edwards or any of its Subsidiaries, pending or, to the best of A.G. Edwards’ knowledge, threatened, nor A.G. Edwards is aware, as of the date of this Agreement, of any activity involving

A.G. Edwards or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(s) Environmental Matters.  There are no proceedings, claims, actions, or investigations of any kind, pending or threatened, by any Governmental Authority or in any arbitral body, arising under any Environmental Law; there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any Governmental Authority or any arbitral body, imposing liability or obligation under or in respect of any Environmental Law; there are and have been no Materials of Environmental Concern or other conditions at any property (owned, operated, or otherwise used by, or the subject of a security interest on behalf of, A.G. Edwards or any of its Subsidiaries); and there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.

(t) Properties; Securities.  Except as specifically reserved against or otherwise disclosed in the A.G. Edwards SEC Filings filed prior to the date hereof (including the related notes and schedules thereto) and except for those properties and assets that have been sold or otherwise disposed of in the ordinary course of business, A.G. Edwards and its Subsidiaries have good and marketable title, free and clear of all Liens, to all of the properties and assets, tangible and intangible, reflected in the A.G. Edwards SEC Filings filed prior to the date hereof as being owned by A.G. Edwards or its Subsidiaries as of the dates thereof. A.G. Edwards and its Subsidiaries do not have a fee interest in any real property not used in the ordinary course of their business. All buildings and all fixtures, equipment, and other property and assets which are held under leases or subleases by any of A.G. Edwards or its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms. Each of A.G. Edwards and its Subsidiaries has good and marketable title to all securities held by A.G. Edwards (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of each of A.G. Edwards or any of its Subsidiaries. All such securities are valued on A.G. Edwards’ or its Subsidiaries’ books in accordance with GAAP.

(u) Intellectual Property.  A.G. Edwards and each of its Subsidiaries owns or possesses all legal rights, or is licensed or otherwise has the right to use (in each case, free and clear of all Liens), all Intellectual Property. Neither A.G. Edwards nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any Intellectual Property which it claims to own. Neither A.G. Edwards nor any of its Subsidiaries has received any communications alleging that any of them has violated any of the Intellectual Property of any other person or entity. No person is challenging, or, to the knowledge of A.G. Edwards, infringing on or otherwise violating any right of A.G. Edwards or any of its Subsidiaries with respect to any Intellectual Property owned by A.G. Edwards or its Subsidiaries. Neither A.G. Edwards nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by A.G. Edwards and its Subsidiaries, and no Intellectual Property owned by A.G. Edwards or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(v) Broker-Dealer and Other Regulated Subsidiaries.  (1) Each of A.G. Edwards and its Subsidiaries and, to the knowledge of A.G. Edwards, each of their respective officers and employees who are required to be registered, licensed or qualified as (A) a broker-dealer or (B) a registered principal, registered representative, investment adviser representative, futures commission merchant, insurance agent or salesperson with the SEC or any securities or insurance commission or other Governmental Authority are duly registered as such and such registrations are in full force and effect, or are in the process of being registered as such within the time periods required by applicable law. Each of A.G. Edwards and its Subsidiaries and, to the knowledge of A.G. Edwards, each of their respective officers and employees are in compliance with all applicable federal, state and foreign laws requiring any such registration, licensing or qualification, and are not subject to any liability or disability by reason of the failure to be so registered, licensed or qualified.

(2) A.G. Edwards and each of its Subsidiaries has timely filed all registrations, declarations, reports, notices, forms and other filings (other than the A.G. Edwards SEC Filings) required to be filed with the SEC,

NASD, NYSE, CFTC, any clearing agency or any other Governmental Authority, and all amendments or supplements to any of the foregoing (the “Regulatory Filings”). The Regulatory Filings are in full force and effect and were prepared in accordance with applicable law, and all fees and assessments due and payable in connection therewith have been paid in a timely manner. There is no material unresolved criticism, violation or exception by any Governmental Authority with respect to any of the Regulatory Filings.

(3) The information contained in the currently effective Forms ADV and BD, as filed with the SEC by each applicable Subsidiary, all state and other federal registration forms, all reports and all material correspondence filed by each applicable Subsidiary with any Governmental Authority under the Exchange Act, the Investment Company Act, the Advisers Act and under similar state statutes within the three years prior to the date of this Agreement was (or will be, in the case of any forms and reports filed after the date hereof) complete and accurate in all material respects as of the time of filing thereof.

(4) Except as disclosed on Forms ADV or BD filed prior to the date of this Agreement, none of A.G. Edwards, any of its Subsidiaries nor, to the knowledge of A.G. Edwards, any of their directors, officers, employees, “associated persons” (as defined in the Exchange Act) or “affiliated persons” (as defined in the Investment Company Act) has been the subject of any disciplinary proceedings or orders of any Governmental Authority arising under applicable laws which would be required to be disclosed on Forms ADV or BD. No material disciplinary proceeding or order is pending or, to A.G. Edwards’ knowledge, threatened. Except as disclosed on such Forms ADV or BD filed prior to the date of this Agreement, none of A.G. Edwards’ Subsidiaries nor, to the knowledge of A.G. Edwards, any of its directors, officers, employees, associated persons or affiliated persons, has been permanently enjoined by the order of any Governmental Authority from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security. Except as disclosed on such Forms ADV or BD filed prior to the date of this Agreement, none of A.G. Edwards’ Subsidiaries nor, to the knowledge of A.G. Edwards, any of its directors, officers, employees, associated persons or affiliated persons is or has been ineligible to serve as an investment adviser under the Advisers Act or as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act), or ineligible to serve in, or subject to any disqualification which would be the basis for any limitation on serving in, any of the capacities specified in Section 9(a) or 9(b) of the Investment Company Act.

(5) A.G. Edwards and each of its Subsidiaries has at all times since February 29, 2004 or its date of formation, whichever is later, rendered investment advisory services to investment advisory clients with whom such entity is or was a party to an investment advisory agreement or similar arrangement in compliance with all applicable requirements as to portfolio composition and portfolio management including, but not limited to, the terms of such investment advisory agreements, written instructions from such investment advisory clients, prospectuses or other offering materials, board of directors or trustee directives and applicable law. There are no disputes pending or, to A.G. Edwards’ knowledge, threatened with any current or former investment advisory clients under the terms of any investment advisory agreement or similar arrangement. Neither A.G. Edwards nor any of its Subsidiaries is, or is required to register as, an “investment company” within the meaning of the Investment Company Act.

(6) The accounts of each investment advisory client of A.G. Edwards or any of its Subsidiaries subject to ERISA have been managed by A.G. Edwards or its applicable Subsidiary in compliance with the applicable requirements of ERISA.

(7) Each of A.G. Edwards and its Subsidiaries, and, to the knowledge of A.G. Edwards, its insurance agents, solicitors, third party administrators, managers, brokers and distributors, have marketed, sold and issued insurance, reinsurance, annuity and other investment products and securities in compliance with all applicable laws governing sales processes and practices.

(w) Insurance Matters.  (1) (A) A.G. Edwards and each of its Subsidiaries, and to the knowledge of A.G. Edwards, each officer, employee, independent contractor or other person employed, supervised or controlled by A.G. Edwards or any of its Subsidiaries, or whom A.G. Edwards or any of its Subsidiaries has a responsibility to supervise or control under law or contract (each, a “Producer”), who since February 29, 2004 has marketed, sold, negotiated, serviced, administered, managed, provided advice with respect to or otherwise transacted (“Transacted”) business for A.G. Edwards and its Subsidiaries, at the time such Producer Transacted any such business, was duly and appropriately licensed for the type of business Transacted, in each case, in the particular jurisdiction in which such business was Transacted; (B) there have been no violations by A.G. Edwards, or, to the knowledge of A.G. Edwards, by any Producer of any law in connection with the marketing or sale of products, including with respect to churning, twisting, suitability, conservation, surrender, investment or allocation of funds, market timing, late trading, replacement, fictitious bids or quotes; (C) A.G. Edwards has not breached, and to the knowledge of A.G. Edwards there have been no instances of Producers having breached, the terms of any applicable agency or broker contracts; and (D) all compensation paid to A.G. Edwards and each such Producer was paid in accordance with law. A.G. Edwards and its Subsidiaries are in compliance with the law of the states in which they operate relating to trust accounts and the separation and accounting of premium trust funds and an amount equal to the funds or other property received by A.G. Edwards or any of its Subsidiaries from or on behalf of each customer has been applied or used for the purpose for which such amount of funds or property were given to A.G. Edwards or any of its Subsidiaries.

(2) The aggregate reserves of Beaumont Insurance Company as recorded on its financial statements have been determined in accordance with generally accepted actuarial principles consistently applied (except as set forth therein). All such reserves are fairly stated in all material respects in accordance with sound actuarial principles and meet the requirements of all applicable insurance laws.

5.04.  Representations and Warranties of Wachovia.  Except as (x) Previously Disclosed or (y) set forth in Wachovia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and any exhibits thereto, or any other Wachovia SEC Filing, and any exhibits thereto, filed or furnished with the SEC on or after December 31, 2006 and prior to the date of this Agreement (other than in the “Risk Factors” or “Forward-Looking Statements” sections thereof or other cautionary language therein), Wachovia hereby represents and warrants to A.G. Edwards as follows:

(a) Organization, Standing and Authority.  Wachovia is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Wachovia is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified. Each of Wachovia’s Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

(b) Wachovia Stock.  The authorized capital stock of Wachovia consists of 3,000,000,000 shares of Wachovia Common Stock and 550,000,000 shares of Wachovia Preferred Stock. As of the date of this Agreement, no more than 1,915,000,000 shares of Wachovia Common Stock and 96,000,000 shares of Wachovia Dividend Equalization Preferred shares were outstanding. As of April 30, 2007, no more than 135,000,000 shares of Wachovia Common Stock were subject to Wachovia Stock Options granted under the Wachovia Stock Plans. As of March 31, 2007, there were no more than 105,000,000 shares of Wachovia Common Stock reserved for issuance under the Wachovia Stock Plans. The outstanding shares of Wachovia Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). The shares of Wachovia Common Stock (together with the Wachovia Rights) to be issued in the Merger have been duly authorized and, if and when issued in the Merger, will be fully paid and nonassessable. Except as set forth above, as of the date of this Agreement, there are no shares of Wachovia Stock reserved for issuance, Wachovia does not have any Rights issued or outstanding with respect to Wachovia Stock, and Wachovia does not have any commitment to authorize, issue or sell any Wachovia Stock or Rights, except pursuant to this Agreement, outstanding Wachovia Stock Options, the Wachovia Stock Plans, the Wachovia Rights Agreement and the Wachovia DRIP. As of the date of this Agreement, Wachovia has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Wachovia Stock.

(c) Power.  Wachovia and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Wachovia has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(d) Authority.  Wachovia has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver this Agreement. This Agreement and the transactions contemplated hereby have been authorized by all corporate action necessary on Wachovia’s part. No shareholder action or approval is required on Wachovia’s part to authorize this Agreement and the transactions contemplated hereby. This Agreement is Wachovia’s valid and legally binding obligation, enforceable against it in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.  (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Wachovia or any of its Subsidiaries in connection with the execution, delivery or performance by Wachovia of this Agreement or to consummate the Merger, except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by foreign, federal and state banking authorities, including applications and notices under the BHC Act and HOLA, (B) filing of notices, and expiration of the related waiting periods, under the HSR Act or applicable foreign antitrust laws, (C) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC, NYSE, foreign and state securities authorities, the NASD, the CFTC, applicable securities, commodities and futures exchanges, state insurance authorities, the FSA and other industry self-regulatory organizations, (D) filing of the Registration Statement and Proxy Statement with the SEC, and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (E) the filing of the Certificate of Merger and (F) such filings with applicable securities exchanges to obtain the authorization for listing contemplated by this Agreement.

(2) Subject to receipt of the consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Wachovia or of any of its Subsidiaries or to which Wachovia or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Constituent Documents of Wachovia or any of its Subsidiaries or (C) require any consent or approval under any law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date of this Agreement, Wachovia is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(f) Financial Reports and SEC Filings; Material Adverse Effect.  (1) Wachovia has timely filed its Annual Reports on Form 10-K for the fiscal years ended December 31, 2004, 2005 and 2006, and all other reports, registration statements, definitive proxy statements or information statements filed by Wachovia subsequent to December 31, 2003 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (collectively, the “Wachovia SEC Filings”). The Wachovia SEC Filings, as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Wachovia SEC Filing (including the related notes and schedules) fairly presented in all material respects Wachovia’s financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Wachovia SEC Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Wachovia and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements. As of the date hereof, Wachovia has not been advised by the SEC that there are any outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Wachovia SEC Filings. As of the date hereof, Wachovia has not been advised by the SEC that any of the Wachovia SEC Filings is the subject of ongoing SEC review.

(2) As and to the extent described in the Wachovia SEC Filings filed with the SEC prior to the date hereof, Wachovia and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Wachovia (A) has designed disclosure controls and procedures to ensure that material information relating to Wachovia, including its consolidated Subsidiaries, is made known to Wachovia’s management by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Wachovia Board (1) any significant deficiencies in the design or operation of internal controls which could adversely affect its ability to record, process, summarize and report financial data and has identified for its auditors any weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.

(3) Since December 31, 2005 through the date hereof, (A) neither Wachovia nor any of its Subsidiaries nor, to the knowledge of Wachovia, any director, officer, employee, auditor, accountant or representative of Wachovia or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Wachovia or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Wachovia or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Wachovia or any of its Subsidiaries, whether or not employed by Wachovia or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Wachovia or any of its Subsidiaries or their respective officers, directors, employees or agents to the Wachovia Board or any committee thereof or to any director or officer of Wachovia.

(4) Since December 31, 2006, Wachovia and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(5) Since December 31, 2006, (A) Wachovia and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to Wachovia.

(g) Litigation.  There is no suit, action, investigation or proceeding pending or, to Wachovia’s knowledge, threatened against or affecting Wachovia or any of its Subsidiaries (and Wachovia is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitration outstanding against Wachovia or any of its Subsidiaries.

(h) Regulatory Matters.  Neither Wachovia nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of Wachovia or any of its Subsidiaries. Wachovia is a “financial holding company”, as defined in Section 2(p) of the BHC Act and meeting the requirements set forth therein, and is not subject to an agreement under Section 4(m) of such Act.

(i) Compliance with Laws.  Wachovia and each of its Subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since December 31, 2003, no written notification from any Governmental Authority (A) asserting that Wachovia or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization;

(4) is in compliance with all applicable listing standards of the NYSE; and

(5) has no reason to believe that any facts or circumstances exist that would cause Wachovia or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder.

(j) Sarbanes-Oxley Act.  Wachovia is in compliance with the provisions, including Section 404, of the Sarbanes-Oxley Act, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate. As of the date hereof, there is no reason to believe that Wachovia’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted by Section 404 of the Sarbanes-Oxley Act, without qualification, when due.

(k) Takeover Laws and Provisions.  Wachovia has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws, including Articles 9 and 9A of the BCA. Wachovia has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Takeover Provisions.

(l) Financial Advisors.  None of Wachovia, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement, Wachovia has retained Credit Suisse Securities (USA) LLC as its financial advisor.

(m) Taxes.  All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to Wachovia and its Subsidiaries have been duly, timely and accurately filed and (2) all Taxes of Wachovia and its Subsidiaries that are due and payable or claimed to be due from Wachovia or any of its Subsidiaries by any taxing authority (whether or not shown to be due on the Tax Returns referred to in clause (1)) have been paid in full, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP. Wachovia has made provision in accordance with GAAP, in the financial statements included in the Wachovia SEC Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by the Wachovia SEC Filings filed before the date hereof. As of the date hereof, neither Wachovia nor any of its

Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(n) Organization, Standing; Authority and Capital Stock of Merger Sub.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are outstanding and held of record by Wachovia. Merger Sub has conducted no business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement. Merger Sub has duly authorized, executed and delivered this Agreement, and this Agreement and the transactions contemplated hereby have been authorized by all corporate action necessary on Merger Sub’s part. This Agreement is Merger Sub’s valid and legally binding obligation, enforceable against it in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(o) Aggregate Cash Consideration.  Wachovia has, or will have as of the Effective Time, available to it sufficient funds to pay the aggregate Cash Consideration.

ARTICLE VI

Covenants

6.01.  Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, Wachovia and A.G. Edwards will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

6.02.  A.G. Edwards Stockholder Approval.  (a) The A.G. Edwards Board approved this Agreement and adopted resolutions recommending as of the date hereof to A.G. Edwards’ stockholders adoption of this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated hereby.

(b) The A.G. Edwards Board will submit to its stockholders all matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, A.G. Edwards will take, in accordance with applicable law and its Constituent Documents, all action necessary to convene a meeting of its stockholders (including any adjournment or postponement, “A.G. Edwards Meeting”), as promptly as practicable, to consider and vote upon such matters. The A.G. Edwards Board will use, subject to the next sentence hereof, all reasonable best efforts to obtain from its stockholders the Requisite A.G. Edwards Vote, including recommending that its stockholders vote in favor of adoption of this Agreement. However, if the A.G. Edwards Board, after consultation with (and considering the advice of) outside counsel, determines in good faith that, because of either (1) the receipt after the date of this Agreement by A.G. Edwards of an Acquisition Proposal that the A.G. Edwards Board concludes in good faith constitutes a Superior Proposal (after taking into account any changes in the terms of this Agreement proposed by Wachovia as a result of any discussions referred to in the proviso below or otherwise) or (2) a material development or change in circumstances occurring or arising after the date of this Agreement that was neither known to the A.G. Edwards Board nor reasonably foreseeable as of or prior to the date hereof (and not relating to an Acquisition Proposal), it would result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to the A.G. Edwards Meeting, the A.G. Edwards Board may submit this Agreement without recommendation (although the resolutions adopting this Agreement as of the date hereof, described in Section 6.02(a), may not be rescinded or amended), in which event the A.G. Edwards Board may communicate the basis for its lack of a recommendation to the stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that in the circumstances contemplated by clause (1) of this sentence, the

A.G. Edwards Board may not take any actions under this sentence following receipt of an Acquisition Proposal unless A.G. Edwards has: (A) complied in all material respects with Section 6.06, (B) provided to Wachovia at least 5 business days’ prior written notice advising Wachovia that the A.G. Edwards Board intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action and the identity of the person making the proposal, (C) during such 5 business-day period, if requested by Wachovia, engaged in good faith negotiations with Wachovia to amend this Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (D) at the end of such 5 business-day period, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Wachovia following notice of such proposal, as a result of the negotiations required by clause (C) or otherwise).

(c) Nothing in Section 6.02(b) shall (1) permit A.G. Edwards to terminate this Agreement or (2) affect any other obligation of A.G. Edwards hereunder. The A.G. Edwards Board may not submit to the vote of A.G. Edwards’ stockholders any Acquisition Proposal other than the Merger.

6.03.  SEC Filings.  (a) Wachovia and A.G. Edwards will cooperate and use reasonable best efforts to the end that all filings required under SEC Rules 165, 425 and 14a-12 are timely and properly made. Wachovia also will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Wachovia with the SEC in connection with the issuance of Wachovia Common Stock in the Merger, and the parties will jointly prepare the proxy statement and prospectus and other proxy solicitation materials of A.G. Edwards constituting a part thereof (the “Proxy Statement”) and all related documents. Unless otherwise requested by the SEC, Wachovia shall file the opinion of Wachtell, Lipton, Rosen & Katz described in Section 7.01(f) with the SEC as an exhibit to a post-effective amendment to the Registration Statement. Each party will cooperate, and will cause its Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Proxy Statement, and, provided that both parties and their respective Subsidiaries have cooperated as required above, Wachovia and A.G. Edwards agree to file the Registration Statement, including the Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable. Each of Wachovia and A.G. Edwards will use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness of such Registration Statement until the Effective Time. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement and the Registration Statement prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings with the SEC. Wachovia also agrees to use reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. Each party agrees to furnish for inclusion in the Registration Statement and the Proxy Statement all information concerning it, its Subsidiaries, officers, directors and stockholders as may be required by applicable law in connection with the foregoing.

(b) Wachovia and A.G. Edwards each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the A.G. Edwards Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Wachovia and A.G. Edwards each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

(c) Wachovia will advise A.G. Edwards, promptly after Wachovia receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Wachovia Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04.  Press Releases and Public Announcements.  Wachovia and A.G. Edwards will consult with each other before issuing any press release, broadly disseminated written employee communication or other written stockholder or shareholder communication with respect to the Merger or this Agreement or concerning the other party or the other party’s business, financial condition or results of operations and will not issue any such communication or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable law or securities exchange rules. Wachovia and A.G. Edwards will cooperate to develop all public communications and use reasonable best efforts to make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.

6.05.  Access; Information.  (a) Each party agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the other party and its officers, employees, counsel, accountants and other authorized Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties and personnel of such party and its Subsidiaries and to such other information as such other party may reasonably request. A.G. Edwards will facilitate Wachovia’s communications with A.G. Edwards’ employees with respect to the Merger Agreement, the transactions contemplated hereby and the future operations of the Combined Retail Brokerage Business and the role of such employees within that business. During such period, A.G. Edwards will furnish promptly to Wachovia (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of A.G. Edwards and its Subsidiaries as Wachovia may reasonably request. Neither party will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will hold any information which is nonpublic and confidential to the extent required by, and in accordance with, the Confidentiality Agreement between Wachovia and A.G. Edwards (the “Confidentiality Agreement”).

(c) No investigation by one party of the business and affairs of the other, pursuant to this Section 6.05 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such other party’s obligation to consummate the transactions contemplated hereby.

6.06.  Acquisition Proposals.  (a) A.G. Edwards will not, and will cause its Subsidiaries and its and its Subsidiaries’ Representatives and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that, in the event A.G. Edwards receives an unsolicited bona fide Acquisition Proposal, from a person other than Wachovia or an Other Person (as defined below), after the execution of this Agreement and prior to the adoption of this Agreement by A.G. Edwards’ stockholders, and the A.G. Edwards Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal, A.G. Edwards may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions if the A.G. Edwards Board concludes in good faith (and after considering the advice of outside counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement. A.G. Edwards will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Wachovia (“Other Persons”) with respect to any Acquisition Proposal and will use its (and will cause its Subsidiaries and their Representatives to use their) reasonable best efforts to enforce, and will not waive any provision of, any confidentiality or standstill or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential information previously furnished by A.G. Edwards or any of its Subsidiaries or Representatives thereunder and by using its reasonable best efforts to obtain injunctions or other equitable remedies to prevent or restrain any actual or threatened breaches of such agreements and to enforce specifically the terms thereof in a court of competent jurisdiction. A.G. Edwards will promptly (within 24 hours) advise Wachovia following receipt of any Acquisition Proposal, or of any request for nonpublic information or access to the books and records of A.G. Edwards in connection with a possible Acquisition Proposal, describing the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Wachovia apprised of any related developments, discussions and negotiations (including by advising Wachovia in writing of the material terms and conditions of the Acquisition Proposal and providing Wachovia with copies of any bid letters or similar correspondence and related transaction documentation it may receive from time to time) on a current basis and will provide to Wachovia, on a substantially concurrent basis, any information provided to any third party or its Representatives pursuant to this Section 6.06(a) not previously provided or made available to Wachovia. Without limiting the foregoing, A.G. Edwards shall promptly, and in any event within 24 hours, notify Wachovia orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 6.06(a).

(b) Nothing contained in this Agreement shall prevent A.G. Edwards or the A.G. Edwards Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

(c) A.G. Edwards agrees that any violation of the restrictions set forth in this Section 6.06 by any Representative of A.G. Edwards or any of its Subsidiaries, at the direction or with the consent of A.G. Edwards or its Subsidiaries (or with the prior actual knowledge of A.G. Edwards or its Subsidiaries if A.G. Edwards shall have failed to instruct such Representatives not to commit such violation upon becoming aware of such proposed violation), shall be deemed to be a breach of this Section 6.06 by A.G. Edwards.

6.07.  Affiliate Agreements.  Not later than the 15th day before the mailing of the Proxy Statement, A.G. Edwards will deliver to Wachovia a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the A.G. Edwards Meeting, deemed to be an “affiliate” of A.G. Edwards (each, a “A.G. Edwards Affiliate”) as that term is used in Rule 145 under the Securities Act. A.G. Edwards will use its reasonable best efforts to cause each person who may be deemed to be a A.G. Edwards Affiliate to execute and deliver to Wachovia and A.G. Edwards on or before the date of mailing of the Proxy Statement an agreement in substantially the form attached hereto as Annex 1.

6.08.  Takeover Laws and Provisions.  No party will take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.09.  Exchange Listing.  Wachovia will use all reasonable best efforts to cause the shares of Wachovia Common Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.10 hereof to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

6.10.  Regulatory Applications; Pre-Closing Cooperation.  (a) Wachovia and A.G. Edwards and their respective Subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated hereby (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of Wachovia and A.G. Edwards will have the right to review in advance, and to the extent practicable consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals; provided, however, that Wachovia shall not be required to make available to A.G. Edwards any portion of such written information containing information relating to regulatory or compliance matters involving Wachovia that do not arise from or relate to this Agreement or the transactions contemplated hereby. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Wachovia and A.G. Edwards will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and its stockholders or shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby.

(c) Each of Wachovia and A.G. Edwards agrees to use reasonable best efforts to defend any third party litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages in connection therewith.

(d) A.G. Edwards shall cooperate with Wachovia, and shall take such actions at the sole expense and cost of Wachovia as Wachovia may reasonably request in writing, in order to carry out a reorganization of A.G. Edwards and its Subsidiaries on terms that Wachovia deems necessary or advisable to facilitate the combination at or after the Effective Time of the retail brokerage business of A.G. Edwards and its Subsidiaries with the retail brokerage business of Wachovia and its Subsidiaries. Wachovia shall give notice to A.G. Edwards as promptly as practicable of its intent to request any actions hereunder. Such actions may include, among others, facilitating the conversion or merger of Subsidiaries of A.G. Edwards after the Effective Time into limited liability companies or other types of entities requested by Wachovia and such other actions as may be reasonably requested by Wachovia to facilitate the contribution on a tax efficient basis of the retail brokerage business of A.G. Edwards and its Subsidiaries to Wachovia Financial Advisors LLC. Notwithstanding the foregoing, A.G. Edwards and its Subsidiaries shall not be required to take any action pursuant to this Section that would, or is reasonably likely to, materially interfere with A.G. Edwards’ business, would be binding or effective prior to the Effective Time or that would, or is reasonably likely to, materially delay or make less likely the consummation of the Merger or adversely affect the tax treatment of the Merger for A.G. Edwards or its stockholders as contemplated hereby.

6.11.  Indemnification.  (a) Following the Effective Time, Wachovia will indemnify, defend and hold harmless the present and former directors, officers and employees of A.G. Edwards and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts (collectively, “Costs”) as incurred, in connection with any claim, action (whether threatened, pending or contemplated), suit, proceeding or investigation, whether arising before or after the Effective Time and whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or actions or omissions occurring at or before the Effective Time (including the transactions contemplated hereby), (and shall advance expenses as incurred to the fullest extent permitted under applicable law provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), (1) without limitation of clause (2) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Constituent Documents and indemnification agreements, if any, in effect on the date of this Agreement with A.G. Edwards and its Subsidiaries, and (2) to the fullest extent permitted by law.

(b) For a period of six years following the Effective Time, Wachovia shall obtain director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of A.G. Edwards or any of their respective Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by A.G. Edwards; provided that in no event will Wachovia be required to expend in any one year an amount in excess of 250% of the annual premiums currently paid by A.G. Edwards for such insurance (the “Insurance Amount”); provided, further, that if Wachovia is unable to maintain or obtain the insurance called for by this Section 6.11(b), Wachovia shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of A.G. Edwards or any Subsidiary may be required to make application and provide customary representations and warranties to Wachovia’s insurance carrier for the purpose of obtaining such insurance.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Wachovia; provided that failure so to notify will not affect the obligations of Wachovia under Section 6.11(a) unless and only to the extent that Wachovia is actually and materially prejudiced as a consequence.

(d) If Wachovia or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Wachovia will cause proper provision to be made so that the successors and assigns of Wachovia will assume the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

6.12.  Employee Matters.  (a) From the Effective Time through the date or dates that Wachovia determines to generally transition A.G. Edwards’ Benefit Arrangements (such date or dates being referred to herein as the “Compensation and Benefits Transition Dates”), Wachovia shall provide the employees of A.G. Edwards and its Subsidiaries as of the Effective Time (the “Covered Employees”) with benefits and annual cash compensation plans, programs and arrangements (excluding equity compensation plans, programs and arrangements) that are substantially similar, in the aggregate, to the benefits and annual cash compensation plans, programs and arrangements (excluding equity compensation plans, programs and arrangements) provided by A.G. Edwards or its Subsidiaries, as the case may be, to such employees immediately prior to the Effective Time. From and after the Compensation and Benefits Transition Dates, Wachovia shall provide the Covered Employees with employee benefits and compensation plans, programs and arrangements that are substantially similar to those provided to similarly situated employees of Wachovia and its Subsidiaries.

(b) Notwithstanding anything contained in Section 6.12(a) to the contrary, immediately upon the Effective Time, the only severance plan, program, policy, practice or arrangement that shall be maintained for the Covered Employees (other than (i) any Previously Disclosed Benefit Arrangement that is an employment agreement that contains severance protections or (ii) as otherwise required by applicable law) will be the Wachovia Severance Pay Plan, as the same shall be in effect from time to time, and the Covered Employees will only be eligible to receive severance benefits thereunder if and to the extent that such employees satisfy the relevant eligibility requirements set forth therein, in the same manner as similarly situated employees of Wachovia and its Subsidiaries are required to satisfy such requirements in order to receive such severance benefits.

(c) From and after the Compensation and Benefits Transition Dates, Wachovia shall (1) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Wachovia or any of its Subsidiaries in which Covered Employees are eligible to participate, for all actual periods of employment with A.G. Edwards or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time to the extent such actual periods of employment are credited by A.G. Edwards for purposes of a comparable Benefit Arrangement in which the applicable Covered Employee participated immediately prior to the Effective Time and (2) cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Wachovia or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan (for a comparable level of coverage) in which the applicable Covered Employee participated immediately prior to the Effective Time. If the Compensation and Benefits Transition Dates with respect to A.G. Edwards’ medical and/or dental benefit plans for Covered Employees occur in the middle of a plan year, then Covered Employees and their dependents who are then participating in a deductible-based medical and/or dental plan sponsored by A.G. Edwards will be given credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums during the portion of the plan year preceding the Compensation and Benefits Transition Dates in a comparable deductible-based medical and/or dental plan of Wachovia or any of its Subsidiaries for the Wachovia benefit plan year that begins with or includes the Compensation and Benefits Transition Dates.

(d) This Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Section 6.12, express or implied: (i) is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; (ii) shall require Wachovia to maintain any specific Benefit Arrangement of A.G. Edwards or to guarantee employment of any Covered Employee for any period of time after the Effective Time (except as provided in Schedule 6.12(c)); and (iii) shall constitute an amendment to any Benefit Arrangement (except to the extent that the requirements of Section 6.12(b) require A.G. Edwards or its Subsidiaries to terminate any Benefit Arrangement that provides for severance benefits).

6.13.  Notification of Certain Matters.  Wachovia and A.G. Edwards will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.14.  Exemption from Liability Under Section 16(b).  Assuming that A.G. Edwards delivers to Wachovia the Section 16 Information in a timely and accurate manner before the Effective Time, the Wachovia Board, or a committee of “non-employee directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will reasonably promptly thereafter and in any event before the Effective Time adopt a resolution providing that the receipt by the A.G. Edwards Insiders of Wachovia Common Stock in exchange for shares of A.G. Edwards Common Stock, and of options to purchase shares of Wachovia Common Stock upon conversion of options to purchase shares of A.G. Edwards Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are approved by the Wachovia Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt will be so exempt.

6.15.  Retail Brokerage Business Operations.  (a) The marketing name of the combined retail securities brokerage business of Wachovia Securities, LLC and A.G. Edwards & Sons, Inc. (the “Combined Retail Brokerage Business”) shall be “Wachovia Securities, LLC.” The corporate headquarters of the Combined Retail Brokerage Business shall be located in St. Louis, Missouri.

(b) Effective as of the Effective Time, Mr. Robert L. Bagby shall be appointed to the position referenced in the employment arrangements entered into by Mr. Robert L. Bagby and Wachovia or one of its Subsidiaries in connection with this Agreement.

6.16.  Restructuring Efforts.  If A.G. Edwards shall have failed to obtain the Requisite A.G. Edwards Vote at a duly held meeting of its stockholders or at any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that neither party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such party or its stockholders or shareholders or to adversely affect the tax consequences to the stockholders of A.G. Edwards), and/or to resubmit the transaction to the A.G. Edwards stockholders for approval.

ARTICLE VII

Conditions to the Merger

7.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of Wachovia, Merger Sub and A.G. Edwards to consummate the Merger is subject to the fulfillment or written waiver by Wachovia, Merger Sub and A.G. Edwards before the Effective Time of each of the following conditions:

(a) Stockholder Approval.  This Agreement shall have been duly adopted by the Requisite A.G. Edwards Vote.

(b) Regulatory Approvals.  All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a condition on such approval that would reasonably be expected, after the Effective Time, to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole.

(c) No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and precludes consummation of the Merger.

(d) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) NYSE Listing.  The shares of Wachovia Common Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.10 hereof shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Opinions of Tax Counsel.  Wachovia shall have received an opinion of Simpson Thacher & Bartlett LLP, and A.G. Edwards shall have received an opinion of Wachtell, Lipton, Rosen & Katz, each dated the Closing Date and based on facts, representations and assumptions set forth or described in each such opinion, to the effect that (1) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (2) Wachovia, Merger Sub and A.G. Edwards will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, Simpson Thacher & Bartlett LLP and Wachtell, Lipton, Rosen & Katz each will be entitled to receive and rely upon customary certificates and representations of officers of Wachovia, Merger Sub and A.G. Edwards.

7.02.  Conditions to A.G. Edwards’ Obligation.  A.G. Edwards’ obligation to consummate the Merger is also subject to the fulfillment or written waiver by A.G. Edwards before the Effective Time of each of the following conditions:

(a) Wachovia’s and Merger Sub’s Representations and Warranties.  The representations and warranties of Wachovia and Merger Sub in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and A.G. Edwards shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

(b) Performance of Wachovia’s and Merger Sub’s Obligations.  Each of Wachovia and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and A.G. Edwards shall have received a certificate, dated the Closing Date, signed on behalf of Wachovia by the Chief Executive Officer or Chief Financial Officer of Wachovia to that effect.

7.03.  Conditions to Wachovia’s and Merger Sub’s Obligation.  Each of Wachovia’s obligation and Merger Sub’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Wachovia, before the Effective Time of each of the following conditions:

(a) A.G. Edwards’ Representations and Warranties.  The representations and warranties of A.G. Edwards in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of A.G. Edwards by the Chief Executive Officer or Chief Financial Officer of A.G. Edwards to that effect.

(b) Performance of A.G. Edwards’ Obligations.  A.G. Edwards shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Wachovia shall have received a certificate, dated the Closing Date, signed on behalf of A.G. Edwards by the Chief Executive Officer or Chief Financial Officer of A.G. Edwards to that effect.

ARTICLE VIII

Termination

8.01.  Termination.  This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties:

(a) By mutual consent of Wachovia and A.G. Edwards in a written instrument;

(b) By either Wachovia or A.G. Edwards, upon written notice to the other party, if a Governmental Authority of competent jurisdiction which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action;

(c) By either Wachovia or A.G. Edwards, upon written notice to the other party, if the Effective Time shall not have occurred on or before February 29, 2008; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date;

(d) By Wachovia, upon written notice to A.G. Edwards, if (1) the A.G. Edwards Board shall have failed to recommend adoption of this Agreement; or shall have withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) in any manner adverse to Wachovia such recommendation; or shall have taken any other action or made any other statement in connection with the A.G. Edwards Meeting or otherwise inconsistent with such recommendation (or shall have resolved to take any of the foregoing actions), whether or not permitted by the terms hereof, (2) A.G. Edwards shall have materially breached its obligations under Section 6.02 by failing to take all action necessary to convene and hold the A.G. Edwards Meeting in accordance with Section 6.02 or shall have materially breached its obligations under Section 6.03 by failing to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.03, (3) A.G. Edwards shall have materially breached the terms of Section 6.06 in any respect adverse to Wachovia, or (4) A.G. Edwards or its Representatives negotiates or authorizes the conduct of negotiations (and twenty days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from, any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal) regarding an Acquisition Proposal other than the Merger;

(e) By either Wachovia or A.G. Edwards, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 7.02(a) or (b) or Section 7.03(a) or (b), as the case may be, and which breach has not been cured within 60 days following written notice thereof to the breaching party or which breach, by its nature, cannot be cured within such time period; or

(f) By Wachovia if a tender offer or exchange offer for 25% or more of the outstanding shares of A.G. Edwards Common Stock is commenced (other than by Wachovia or a Subsidiary thereof), and the A.G. Edwards Board recommends that the stockholders of A.G. Edwards tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act.

8.02.  Effect of Termination and Abandonment.  If this Agreement is terminated and the Merger is abandoned, no party will have any liability or further obligation under this Agreement, except that termination will not relieve a party from liability for any willful breach by it of this Agreement and except that Section 6.05(b), this Section 8.02, Section 8.03 and Article IX will survive termination of this Agreement.

8.03.  Termination Fee.  (a) A.G. Edwards shall pay to Wachovia, by wire transfer of immediately available funds, $270 million (the “Termination Fee”) as follows:

(1) if Wachovia shall terminate this Agreement pursuant to Section 8.01(d) or (f), then A.G. Edwards shall pay the Termination Fee on the business day following such termination;

(2) if (A) either party shall terminate this Agreement pursuant to Section 8.01(c) either (x) without the A.G. Edwards Meeting having been convened (or if convened, without a vote on the Merger having occurred at such meeting) or (y) with the A.G. Edwards Meeting having been convened but the Requisite A.G. Edwards Vote not having been obtained and (B) an Acquisition Proposal shall have, after the date hereof, been made public or communicated to the A.G. Edwards Board or executive management of A.G. Edwards (or any person shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make an Acquisition Proposal) prior to the date of termination in the case of clause (x) or prior to the date of the A.G. Edwards Meeting in the case of clause (y), then A.G. Edwards shall pay 10% of the Termination Fee on the business day following such termination; and if within eighteen (18) months after the date of such termination of this Agreement, A.G. Edwards or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then A.G. Edwards shall pay the remaining 90% of the Termination Fee upon the date of such execution or consummation; and

(3) if (A) either party shall terminate this Agreement pursuant to Section 8.01(c) or Wachovia shall terminate this Agreement pursuant to Section 8.01(e), (B) at any time after the date of this Agreement and before such termination there shall have been made public or communicated to the A.G. Edwards Board or executive management of A.G. Edwards an Acquisition Proposal (or any person shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make an Acquisition Proposal), and (C) following the occurrence of such Acquisition Proposal, A.G. Edwards shall have breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then A.G. Edwards shall pay 10% of the Termination Fee on the business day following such termination; and if within eighteen (18) months after the date of such termination of this Agreement, A.G. Edwards or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal, then A.G. Edwards shall pay the remaining 90% of the Termination Fee upon the date of such execution or consummation.

(b) A.G. Edwards acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Wachovia would not enter into this Agreement. In the event that A.G. Edwards fails to pay when due any amounts payable under this Section 8.03, then (i) A.G. Edwards shall reimburse Wachovia for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) A.G. Edwards shall pay to Wachovia interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to three percent (3%) over the “prime rate” (as announced by Citibank, N.A.) in effect on the date that such overdue amount was originally required to be paid.

(c) In no event shall A.G. Edwards be obligated to pay more than one Termination Fee.

ARTICLE IX

Miscellaneous

9.01.  Survival.  The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Article III, Sections 6.05(b), 6.11 and 6.12 and this Article IX).

9.02.  Waiver; Amendment.  Before the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate Delaware law or require resubmission of this Agreement to the stockholders of A.G. Edwards.

9.03.  Counterparts.  This Agreement may be executed by facsimile and in one or more counterparts, each of which will be deemed to constitute an original.

9.04.  Governing Law.  This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within that State. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.05.  Expenses.  Except as set forth in Section 8.03, each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that Wachovia and A.G. Edwards will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including fees paid for filing the Registration Statement with the SEC, filing fees for the HSR Act notices and any other fees paid for filings with Governmental Authorities.

9.06.  Notices.  All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, facsimile transmitted (with confirmation) or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Wachovia, to:

Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288

Attention:	Mark C. Treanor, Esq.
Senior Executive Vice President,
General Counsel and Secretary
Facsimile: (704) 374-3425

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Attention:	Lee Meyerson, Esq.
Maripat Alpuche, Esq.
Facsimile: (212) 455-2502

If to A.G. Edwards, to:

A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103
Attention: Douglas L. Kelly, Executive Vice President
Facsimile: (314) 955-5913

with copies to:

Wachtell, Lipton, Rosen & Katz
55 West 52nd Street
New York, New York 10019

Attention:	Edward D. Herlihy, Esq.
Lawrence S. Makow, Esq.
Facsimile: (212) 403-2000

9.07.  Entire Understanding; No Third Party Beneficiaries.  This Agreement represents the entire understanding of Wachovia and A.G. Edwards regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any party in entering into this Agreement. Except for Section 6.11, which is intended to benefit the Indemnified Parties to the extent stated therein, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than Wachovia, Merger Sub and A.G. Edwards.

9.08.  Severability.  If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

9.09.  Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, before the Effective Time, Wachovia may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions, provided that (1) such revision does not alter or change the kind or amount of consideration to be delivered to the stockholders of A.G. Edwards and the holders of A.G. Edwards Stock Options, (2) such revision does not adversely affect the tax consequences to the stockholders of A.G. Edwards, (3) such revised structure or method does not materially delay consummation of the transactions contemplated by this Agreement in relation to the structure contemplated herein, and (4) such revision does not, and is not reasonably likely to, otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure or method.

9.10.  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

WACHOVIA CORPORATION

By:	/s/ G. Kennedy Thompson
Name:    G. Kennedy Thompson

Title:	Chairman, President and
Chief Executive Officer

WHITE BIRD HOLDINGS, INC.

By:	/s/ G. Kennedy Thompson
Name:    G. Kennedy Thompson

Title:	Chairman, President and
Chief Executive Officer

A.G. EDWARDS, INC.

By:	/s/ Robert L. Bagby
Name:    Robert L. Bagby

Title:	Chairman and
Chief Executive Officer

ANNEX 1

FORM OF A.G. EDWARDS, INC. AFFILIATE LETTER

          , 2007

A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103

Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288

Ladies and Gentlemen:

I have been advised that I may be deemed to be an “affiliate” of A.G. Edwards, Inc. (“A.G. Edwards”), as that term is defined for purposes of Rule 145 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of May 30, 2007 (as amended or modified from time to time, the “Merger Agreement”), among Wachovia Corporation (“Wachovia”), White Bird Holdings, Inc. (“Merger Sub”) and A.G. Edwards, A.G. Edwards plans to merge with and into Merger Sub (the “Merger”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement.

I further understand that as a result of the Merger, I may receive common stock of Wachovia (the “Wachovia Common Stock”) in exchange for shares of common stock of A.G. Edwards (the “A.G. Edwards Common Stock”), or as a result of the exercise of A.G. Edwards Stock Options or similar Rights.

I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Wachovia Common Stock and A.G. Edwards Common Stock, to the extent I felt necessary, with my counsel or counsel for A.G. Edwards.

I represent, warrant and covenant with and to Wachovia that in the event I receive any Wachovia Common Stock as a result of the Merger:

1. I will not make any sale, transfer, or other disposition of such Wachovia Common Stock unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (c) in the opinion of counsel in form and substance reasonably satisfactory to Wachovia, or under a “no-action” letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

2. I understand that, except as provided in the Merger Agreement, Wachovia is under no obligation to register the sale, transfer or other disposition of shares of Wachovia Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available, except the obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as more fully described below.

3. I understand that stop transfer instructions will be given to Wachovia’s transfer agent with respect to the shares of Wachovia Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and Wachovia, a copy of which agreement is on file at the principal offices of Wachovia.”

4. I understand that, unless transfer by me of the Wachovia Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Wachovia reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

I understand and agree that the legends set forth in paragraph 3 or 4 above, as the case may be, will be removed by delivery of substitute certificates without such legend if I deliver to Wachovia (a) a copy of a “no-action” letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Wachovia, to the effect that such legend is not required for purposes of the Securities Act, or (b) evidence or representations reasonably satisfactory to Wachovia that Wachovia Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d) under the Securities Act or pursuant to an effective registration under the Securities Act.

By its acceptance hereof, Wachovia agrees, for a period of two years after the Effective Time, that it, as the Surviving Corporation, will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any Wachovia Common Stock issued to me in the Merger.

By signing this letter agreement, without limiting or abrogating the agreements that I have made as set forth above, I do not admit that I am an “affiliate” of A.G. Edwards within the meaning of the Securities Act or the rules and regulations promulgated thereunder, and I do not waive any right that I may have to object to any assertion that I am an affiliate.

It is understood and agreed that this letter agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this letter agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth in paragraph 3 above shall be lifted and the legends set forth in 3 and 4 above shall be removed forthwith from the certificate or certificates representing my shares of Wachovia Common Stock (A) upon the of delivery by the undersigned to Wachovia of a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to Wachovia, or other evidence reasonably satisfactory to Wachovia, to the effect that a transfer of my shares of Wachovia Common Stock will not violate the Securities Act or any of the rules and regulations of the SEC thereunder, (B) if one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (C) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me.

This letter agreement shall be governed by and construed in accordance with the laws of the State of North Carolina. This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

Very truly yours,

Name:

Accepted this      day of
          , 2007.

A.G. EDWARDS, INC.

By:
Name:

Title:

WACHOVIA CORPORATION

By:
Name:

Title:

APPENDIX B

GOLDMAN SACHS’ FAIRNESS OPINION

May 30, 2007

Board of Directors
A.G. Edwards, Inc.
One North Jefferson
St. Louis, MO 63103

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of A.G. Edwards, Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated May 30, 2007 (the “Agreement”), among Wachovia Corporation (“Wachovia”), White Bird Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Wachovia, and the Company. Pursuant to the Agreement, the Company will be merged with and into Merger Sub and each outstanding Share will be converted into $35.80 in cash (the “Cash Consideration”) and 0.9844 shares of common stock, par value $3.33 1/3 per share (“Wachovia Common Stock”), of Wachovia (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon the outcome of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also have provided certain investment banking services to Wachovia from time to time, including having acted as co-lead manager with respect to the offering by Wachovia of its 5.80% Wachovia Income Trust Securities (aggregate principal amount $2,500,000,000) in February 2006 and having acted as a financial advisor in connection with Wachovia’s acquisition of Westcorp and all of the outstanding shares of WFS Financial Inc. not owned by Westcorp in March 2006. We also may provide investment banking services to the Company and Wachovia in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Wachovia and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Wachovia for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Wachovia for the five fiscal years ended February 28, 2007 for the Company and December 31, 2006 for Wachovia; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Wachovia; certain other communications from the Company and Wachovia to their respective stockholders; certain research analyst estimates of the future financial performance of the Company and Wachovia; extrapolations of the Company’s future financial performance under various scenarios provided by the management of the Company (the “Company

B-1

Analyses”); and analyses of certain cost savings and operating synergies projected to result from the Transaction prepared by the managements of the Company and Wachovia (the “Synergies”). We also have had discussions with members of the senior management of Wachovia regarding the future financial performance of Wachovia, including discussions regarding their assessment of certain publicly available research analyst estimates related to Wachovia. We also have held discussions with members of the senior managements of the Company and Wachovia regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Wachovia Common Stock, compared certain financial and stock market information for the Company and Wachovia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the brokerage industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us. In that regard, we have assumed with your consent that the Company Analyses and the Synergies reflect the best currently available estimates and judgments of the management of the Company and Wachovia, as the case may be. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that the allowances for losses are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files, nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Wachovia or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or Wachovia or on the expected benefits of the Transaction in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company, nor are we expressing any opinion as to the prices at which the shares of Wachovia Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

APPENDIX C

DELAWARE GENERAL CORPORATION LAW
SECTION 262

APPRAISAL RIGHTS.  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 55-8-50 through 55-8-58 of the NCBCA contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who was wholly successful in his defense of a proceeding to which he was a party because he is or was a director or officer, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct. However, when a director or officer is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification, unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or by-laws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

Wachovia’s by-laws provide for the indemnification of Wachovia’s directors and executive officers by Wachovia against liabilities arising out of his status as such, excluding any liability relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interests of Wachovia.

Wachovia’s articles of incorporation provide for the elimination of the personal liability of each director of Wachovia to the fullest extent permitted by the provisions of the NCBCA Act, as the same may from time to time be in effect.

Wachovia maintains directors and officers liability insurance, subject to certain deductible amounts. In general, the policy insures (1) Wachovia’s directors and officers against loss by reason of any of their wrongful acts, and/or (2) Wachovia against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Index

Exhibit	Description

(2)(a)	Agreement and Plan of Merger, dated May 30, 2007, by and among Wachovia, White Bird Holdings, Inc. and A.G. Edwards (included as Appendix A to the proxy statement-prospectus contained in this Registration Statement).*
(3)(a)	Wachovia’s Restated Articles of Incorporation (incorporated by reference to Exhibit (3)(a) to Wachovia’s 2001 Third Quarter Report on Form 10-Q).
(3)(b)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(b) to Wachovia’s 2002 Annual Report on Form 10-K).
(3)(c)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(c) to Wachovia’s 2002 Annual Report on Form 10-K).
(3)(d)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 4.1 to Wachovia’s Current Report on Form 8-K, dated February 1, 2006).
(3)(e)	Wachovia’s Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit (3)(a) to Wachovia’s Current Report on Form 8-K, dated April 18, 2007).
(3)(f)	Wachovia’s Amended and Restated By-laws (incorporated by reference to Exhibit (3)(b) to Wachovia’s Current Report on Form 8-K, dated April 18, 2007).
(4)	Wachovia’s Shareholder Protection Rights Agreement (incorporated by reference to Exhibit (4) to Wachovia’s Current Report on Form 8-K, dated December 20, 2000).
(5)	Opinion and consent of Ross E. Jeffries, Jr. as to the validity of the securities being registered.*

Exhibit	Description

(8)(a)	Form of opinion of Simpson Thacher & Bartlett LLP regarding the federal income tax consequences of the merger.*
(8)(b)	Form of opinion of Wachtell, Lipton, Rosen & Katz regarding the federal income tax consequences of the merger.*
(23)(a)	Consent of KPMG LLP.**
(23)(b)	Consent of Deloitte & Touche LLP.**
(23)(c)	Consent of Ross E. Jeffries, Jr. (included in Exhibit (5) hereto).
(23)(d)	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit (8)(a) hereto).
(23)(e)	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit (8)(b) hereto).
(23)(f)	Consent of Goldman, Sachs & Co.*
(24)	Power of Attorney.*
(99)(a)	Opinion of Goldman, Sachs & Co. (included as Appendix B to the prospectus-proxy statement included in this Registration Statement).*
(99)(b)	Form of Proxy to be used by A.G. Edwards.**

*	Previously filed.

**	Filed herewith.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-4 (No. 333-144157) to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Charlotte, State of North Carolina, on August 22, 2007.

Wachovia Corporation

By:	/s/ Mark C. Treanor

Mark C. Treanor
Senior Executive Vice President,
Secretary and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-4 (No. 144157) has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity

/s/ G. KENNEDY THOMPSON* G. KENNEDY THOMPSON	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ THOMAS J. WURTZ* THOMAS J. WURTZ	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ PETER M. CARLSON* PETER M. CARLSON	Senior Vice President and Corporate Controller (Principal Accounting Officer)

/s/ JOHN D. BAKER, II* JOHN D. BAKER, II	Director

/s/ PETER C. BROWNING* PETER C. BROWNING	Director

/s/ JOHN T. CASTEEN, III* JOHN T. CASTEEN, III	Director

/s/ JERRY GITT* JERRY GITT	Director

/s/ WILLIAM H. GOODWIN, JR.* WILLIAM H. GOODWIN, JR.	Director

/s/ MARYELLEN C. HERRINGER* MARYELLEN C. HERRINGER	Director

/s/ ROBERT A. INGRAM* ROBERT A. INGRAM	Director

/s/ DONALD M. JAMES* DONALD M. JAMES	Director

Signature	Capacity

/s/ MACKEY J. MCDONALD* MACKEY J. MCDONALD	Director

/s/ JOSEPH NEUBAUER* JOSEPH NEUBAUER	Director

/s/ TIMOTHY D. PROCTOR* TIMOTHY D. PROCTOR	Director

/s/ ERNEST S. RADY* ERNEST S. RADY	Director

/s/ VAN L. RICHEY* VAN L. RICHEY	Director

/s/ RUTH G. SHAW* RUTH G. SHAW	Director

/s/ LANTY L. SMITH* LANTY L. SMITH	Director

/s/ JOHN C. WHITAKER, JR.* JOHN C. WHITAKER, JR.	Director

/s/ DONA DAVIS YOUNG* DONA DAVIS YOUNG	Director

*By Mark C. Treanor, Attorney-in-Fact

/s/ MARK C. TREANOR MARK C. TREANOR

Date: August 22, 2007